ENDEAVOUR SILVER CORP.

NI 43-101 TECHNICAL REPORT
RESOURCE AND RESERVE
ESTIMATES
FOR THE
BOLAÑITOS MINES PROJECT
GUANAJUATO STATE
MEXICO

Report Date: February 25, 2015
Effective Date: October 31, 2014

Location: Guanajuato, Guanajuato, Mexico

-Prepared by-
Michael J. Munroe, RM-SME #4151306RM
Geology Manager

Endeavour Silver Corp.
301 – 700 West Pender Street
Vancouver, B.C., Canada, V6C 1G8

IMPORTANT NOTICE

This report was prepared as National Instrument 43-101 Technical Report by ENDEAVOUR SILVER (EDR). The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in ENDEAVOUR’s projects, based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report. Except for the purposed legislated under Canadian provincial securities law, any other uses of this report by any third party is at that party’s sole risk.

UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

C O N T E N T S

1.0	SUMMARY			1-1
	1.1	Location and Property Description		1-2
	1.2	Ownership		1-3
	1.3	History		1-3
	1.4	Geology and Mineralization		1-5
		1.4.1	Geology	1-5
		1.4.2	Mineralization	1-6
	1.5	Exploration		1-7
		1.5.1	Underground Drilling	1-7
		1.5.2	Surface Drilling	1-7
		1.5.3	Other Activities	1-7
		1.5.4	2015 Exploration Program	1-7
	1.6	2014 Mineral Resource Estimate		1-7
		1.6.1	Mineral Resource Statement	1-7
		1.6.2	Assumptions and Parameters	1-8
		1.6.3	Methodology	1-8
	1.7	2014 Mineral Reserve Estimate		1-8
		1.7.1	Mineral Reserve Statement	1-8
		1.7.2	Mineral Reserve Parameters	1-9
		1.7.3	Definitions and Classifications	1-9
	1.8	Development and Operations		1-10
	1.9	Conclusions and Recommendations		1-13
		1.9.1	Conclusions	1-13
		1.9.2	Recommendations	1-14
2.0	INTRODUCTION			2-1
	2.1	Terms of Reference		2-1
	2.2	Qualified Persons		2-2
	2.3	Effective Dates		2-2
	2.4	Units and Currencies		2-3
	2.5	Information Sources and References		2-5
	2.6	Previous Technical Reports		2-5
3.0	RELIANCE ON OTHER EXPERTS			3-1
4.0	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Mineral Tenure and Property Agreements		4-3
	4.3	Licenses, Permits and Environment		4-6
	4.4	Environment		4-6
5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

	5.3	Local Resources and Infrastructure		5-2
	5.4	Physiography		5-3
	5.5	Sufficiency of Surface Rights		5-3
	5.6	Comments on Section 5		5-4
6.0	HISTORY			6-1
	6.1	Guanajuato Mining District		6-2
	6.2	Bolañitos Mine		6-4
		6.2.1	Endeavour Silver Exploration Programs	6-5
	6.3	Historical Production		6-6
	6.4	Resource and Reserve Estimates Prior To December, 2014		6-8
7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
		7.1.1	Stratigraphy	7-1
		7.1.2	Structure	7-6
	7.2	Project Geology		7-8
	7.3	Mineralization		7-12
		7.3.1	Veta Madre	7-12
		7.3.2	La Luz	7-13
		7.3.3	Mineralogical Studies	7-16
		7.3.4	Fluid Inclusion Studies	7-17
8.0	DEPOSIT TYPES			8-1
9.0	EXPLORATION			9-1
	9.1	2014 Surface Exploration and Drilling		9-1
	9.2	2014 Exploration Activities		9-2
		9.2.1	2014 Mine Exploration	9-2
		9.2.2	2014 Surface Exploration and Drilling	9-3
		9.2.3	Other Surface Exploration Activities	9-4
10.0	DRILLING			10-1
	10.1	GENERAL DISCUSSION		10-1
		10.1.1	Surface Drilling Procedures	10-1
		10.1.2	Surface Core Logging Procedures	10-2
	10.2	2014 Surface Drilling Program and Results		10-3
		10.2.1	2014 La Luz System Surface Diamond Drilling Program	10-3
		10.2.2	2014 Daniela/IB Surface Diamond Drilling Program	10-13
		10.2.3	2014 Bolañitos South Surface Diamond Drilling Program	10-17
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sampling Method and Approach		11-1
		11.1.1	Underground Samples	11-1
		11.1.2	Surface Exploration Samples	11-3
	11.2	Quality Control / Quality Assurance (QA/QC) Program		11-5
		11.2.1	Mine Production	11-6
		11.2.2	Surface Exploration	11-23
	11.3	Density Determinations		11-36

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	11.4	Comments on Section 11		11-36
		11.4.1	Adequacy of Mine Sampling Procedures	11-36
		11.4.2	Adequacy of Surface Exploration Sampling Procedures	11-37
		11.4.3	Adequacy of Underground Exploration Sampling Procedures	11-37
		11.4.4	QA/QC Conclusions and Recommendations.	11-38
12.0	DATA VERIFICATION			12-1
	12.1	State of Geological /Mineralization Knowledge		12-1
	12.2	Review of Exploration Practices		12-1
		12.2.1	Core Storage Facilities	12-2
	12.3	On-site Laboratory		12-4
		12.3.1	Bolañitos Lab QA/QC	12-8
	12.4	Monitoring Reports and Control Charts for QA/QC Samples		12-20
	12.5	Review of the Database		12-20
	12.6	Comments on Section 12		12-21
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Mineralogical analysis		13-1
	13.2	Gravity concentration		13-1
	13.3	Concentrate sale vs. cyanide leaching		13-1
	13.4	Comments on Section 13		13-2
14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Terms of Reference		14-1
		14.1.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS	14-2
	14.2	October 31, 2014 Resource Estimates		14-4
	14.3	Previous Estimates		14-4
	14.4	Database		14-5
	14.5	Composites		14-5
	14.6	Exploratory Data Analysis (EDA)		14-5
		14.6.1	Univariate Statistics	14-5
	14.7	Grade Capping		14-7
	14.8	Bulk Density Determinations		14-8
	14.9	Assumptions and Key Parameters		14-9
	14.10	Estimation Methodology		14-9
		14.10.1	Block Modelling	14-10
		14.10.2	Model Setup	14-10
		14.10.3	Variography	14-11
	14.11	2D Polygonal Resource Estimates		14-12
	14.12	Classification		14-16
	14.13	Block Model Validation		14-17
		14.13.1	Global Comparison	14-17
		14.13.2	Visual Comparison	14-18
		14.13.3	Swath Plots	14-20
	14.14	Assessment of Reasonable Prospects for Economic Extraction		14-24
	14.15	Mineral Resource Statement		14-25
	14.16	Note on Rounding		14-26

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	14.17	Factors That May Affect the Mineral Resource Estimate		14-26
	14.18	Comments on Section 14		14-27
15.0	MINERAL RESERVE ESTIMATES			15-1
	15.1	Terms of Reference		15-1
		15.1.1	CIM Mineral Reserve Definitions and Classifications	15-1
		15.1.2	Conversion Factors from Mineral Resources to Mineral Reserves .	15-3
	15.2	Dilution and Recovery		15-3
	15.3	Cut-off Grade		15-4
	15.4	Reconciliation of Mineral Reserves to Production		15-5
	15.5	Reserve Classification		15-7
	15.6	Mineral Reserve Statement		15-8
	15.7	Factors That May Affect the Mineral Reserve Estimate		15-8
16.0	MINING METHODS			16-1
	16.1	Mining Operations		16-1
	16.2	Ground Conditions		16-2
	16.3	Mining Method		16-2
	16.4	Production Areas		16-2
17.0	RECOVERY METHODS			17-1
	17.1	Production		17-1
	17.2	Bolañitos Plant		17-1
18.0	PROJECT INFRASTRUCTURE			18-1
		18.1.1	Mine Pumping	18-1
		18.1.2	Mine Ventilation	18-1
		18.1.3	Mine Electrical	18-2
19.0	MARKET STUDIES AND CONTRACTS			19-1
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Environmental Studies and Permitting		20-1
	20.2	Social and Community Impact		20-2
21.0	CAPITAL AND OPERATING COSTS			21-1
	21.1	Capital Costs		21-1
	21.2	Operating Costs		21-1
22.0	ECONOMIC ANALYSIS			22-1
	22.1	Introduction		22-1
	22.2	2015 Production Forecast		22-1
	22.3	Future Production Potential		22-1
23.0	ADJACENT PROPERTIES			23-1
	23.1	Introduction		23-1
	23.2	Other Silver/Gold Production Activity in the Guanajuato Mining District		23-1
24.0	OTHER RELEVANT DATA AND INFORMATION			24-1
25.0	INTERPRETATION AND CONCLUSIONS			25-1

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	25.1	Interpretation		25-1
		25.1.1	October 31, 2014 Mineral Resource Estimate	25-2
		25.1.2	October 31, 2014 Mineral Reserve Estimate	25-2
	25.2	Conclusions		25-2
26.0	RECOMMENDATIONS			26-1
	26.1	Budget for Further Work		26-1
		26.1.1	Surface Exploration Program	26-1
		26.1.2	Underground Exploration Program	26-2
		26.1.3	Comments on Further Work	26-2
	26.2	Geology, Block Modeling, and Mineral Resources		26-2
	26.3	Further Recommendations		26-2
27.0	REFERENCES			27-1
28.0	CERTIFICATES			28-1

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T A B L E S

Table 1-1 Mineral Resource Estimate, Effective Date October 31, 2014, Michael Munroe, SME Registered Member	1-7
Table 1-2 Mineral Reserve Estimate, Effective Date October 31, 2014,	1-9
Table 1-3 Summary of 2014 Production for the Bolañitos Project	1-11
Table 2-1 List of the Abbreviations	2-3
Table 4-1 Summary of the Endeavour Silver’s Royalties	4-4
Table 4-2 Summary of the Mineral Concessions Owned by Endeavour Silver	4-4
Table 4-3 Summary of Endeavour Silver’s Surface Access Rights	4-5
Table 6-1 Summary of Endeavour Silver’s Exploration Drilling Activities (as at December 2013)	6-6
Table 6-2 Production Statistics for the Bolañitos Mine	6-7
Table 9-1 Summary of the 2014 Expenditures for Bolañitos Surface Exploration Program	9-1
Table 9-2 2014 Mine Exploration Surface Drilling	9-2
Table 9-3 Bolañitos Project Surface Exploration Drilling Activities in 2014	9-3
Table 9-4 Significant Assays for the Rock Sampling in the San Antonio Area	9-7
Table 9-5 Significant Assays for the Rock Sampling in the Lourdes Area	9-8
Table 9-6 Significant Assays for the Rock Sampling in the trend of Plateros Area	9-8
Table 9-7 Significant Assays for the Rock Sampling in the La Cuesta Area	9-9
Table 9-8 Significant Assays for the Rock Sampling in the Laura Area	9-9
Table 9-9 Significant Assays for the Rock Sampling in the Margaritas Area	9-10
Table 9-10 Significant Assays for the Rock Sampling in the Bolañitos North Area	9-16
Table 10-1 2014 Summary of La Luz Surface Diamond Drilling for La Luz vein	10-4
Table 10-2 2014 Summary of La Luz Surface Diamond Drilling for HW La Luz vein	10-5
Table 10-3 Significant Surface Drill Hole Assay Summary for Intercepts of the La Luz vein area	10-7
Table 10-4 Surface Drill Hole Assay Summary for Intercepts of the Hw La Luz vein area	10-8
Table 10-5 2014 Summary of the Daniela Surface Diamond Drilling	10-13
Table 10-6 2014 Summary of the IB Surface Diamond Drilling	10-13
Table 10-7 Surface Drill Hole Assay Summary for Intercepts of the Daniela area	10-15
Table 10-8 Surface Drill Hole Assay Summary for Intercepts of the IB area	10-15
Table 10-9 2014 Summary of the San Antonio Surface Diamond Drilling	10-17
Table 10-10 2014 Summary of the Lourdes Surface Diamond Drilling	10-18
Table 10-11 2014 Summary of the Puertecito South Surface Diamond Drilling	10-18
Table 10-12 2014 Summary of the La Joya South Surface Diamond Drilling	10-18
Table 10-13 2014 Summary of the Margaritas Surface Diamond Drilling	10-18
Table 10-14 Surface Drill Hole Assay Summary for Intercepts of the San Antonio area	10-20
Table 10-15 Surface Drill Hole Assay Summary for Intercepts of the Lourdes area	10-21
Table 10-16 Surface Drill Hole Assay Summary for Intercepts of the Puertecito South area	10-21
Table 10-17 Surface Drill Hole Assay Summary for Intercepts of the La Joya South area	10-22
Table 10-18 Surface Drill Hole Assay Summary for Intercepts of the Margaritas area	10-22
Table 11-1 Summary of Analysis Procedures	11-4
Table 11-2 QA/QC data collected	11-6
Table 11-3 Summary of the Standard Reference Material and Control Samples used by mine geology during 2014	11-14
Table 11-4 Basis for Interpreting Standard Sample Assays	11-14
Table 11-5 Laboratory Performance for Control Sample “Alto”	11-15

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Table 11-6 Laboratory Performance for Control Sample “Medio”	11-16
Table 11-7 Laboratory Performance for Control Sample “Bajo”	11-17
Table 11-8 Laboratory Performance for Standard SQ-47	11-19
Table 11-9 Laboratory Performance on Standard ME-19	11-20
Table 11-10 Laboratory Performance on Standard FCM-6	11-22
Table 11-11 Summary of Control Samples Used for the 2014 Surface Exploration Program	11-24
Table 11-12 Reference Standards Used for Endeavour Silver’s Surface Drilling Programs	11-28
Table 11-13 Table Showing Basis for Interpreting Standard Samples	11-29
Table 12-1 Reference Standards Used for Bolanitos Lab	12-9
Table 12-2 Laboratory Performance for Control Sample “ME-19”	12-9
Table 12-3 Laboratory Performance for Control Sample “ME-1101”	12-11
Table 12-4 Laboratory Performance for Control Sample “ME-1206”	12-12
Table 12-5 Laboratory Performance for Control Sample “ME-1302”	12-14
Table 12-6 Laboratory Performance for Control Sample “ME-1305”	12-15
Table 12-7 Laboratory Performance for Control Sample “ME-1307”	12-17
Table 14-1 Univariate Composite Statistics for Silver	14-6
Table 14-2 Univariate Composite Statistics for Gold	14-6
Table 14-3 Summary of Sample Capping Thresholds for the Veins at Bolañitos	14-7
Table 14-4 Bulk Density Summary (tonnes/m3 )	14-8
Table 14-5 Bulk Densities used in the Resource Calculations	14-9
Table 14-6 Search Ellipsoid Parameters for the Guanajuato Resource Models	14-10
Table 14-7 Bolañitos Model Variogram Parameters for Silver	14-11
Table 14-8 Bolañitos Model Variogram Parameters for Gold	14-11
Table 14-9 Global Resource by Estimation Method	14-17
Table 14-10 Mineral Resource Estimate, Bolañitos Project[1] , Effective Date October 31, 2014, Michael Munroe, SME Registered	14-25
Table 14-11 Inferred Mineral Resource Estimate, Bolañitos Project[2] , Effective Date October 31, 2014, Michael Munroe, SME Registered Member	14-26
Table 15-1 Mining Cost per Tonne Milled Bolañitos Property	15-4
Table 15-2 Mineral Reserve Breakeven Cut-off Inputs for the Bolañitos Property	15-4
Table 15-3 Reconciliation of 2013 LOM to 2014 Geology / Plant Production	15-5
Table 15-4 Reconciliation F scores for 2013 LOM versus 2014 Geology and Plant Grade Estimates	15-6
Table 15-5 Proven and Probable Mineral Reserves, Effective Date October 31, 2014 Michael Munroe, SME Registered Member	15-8
Table 16-1 Summary of 2014 Bolañitos Production	16-2
Table 16-2 Summary of 2014 Budget versus Actual Production for the Bolañitos Project as of October 31, 2014	16-3
Table 18-1 Summary of the Electric Installations at the Bolañitos Project	18-2
Table 19-1 Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2014 (prices expressed in US$/oz)	19-1
Table 20-1 Summary of Environmental and Mining Permits for the Bolañitos Project	20-1
Table 21-1 Budget 2014 and Actual 2014 Capital Costs for the Bolañitos Project	21-1
Table 21-2 Actual 2014 and Estimated 2015 Operating Cost Estimates for the Bolañitos Project	21-2
Table 25-1 Mineral Resource Estimate, Effective Date October 31, 2014 Michael Munroe, SME Registered Member	25-2

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Table 25-2 Mineral Reserve Estimate, Effective Date October 31, 2014 Michael Munroe, SME Registered Member	25-2
Table 26-1 2015 Bolañitos Exploration Priority Targets	26-1

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

F I G U R E S

Figure 4-1 Bolañitos Mine Location Map	4-2
Figure 4-2 Bolañitos Mine Claim Map	4-3
Figure 5-1 View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato	5-3
Figure 7-1 Regional Geology of the Guanajuato Mining District	7-2
Figure 7-2 Stratigraphic Column for the Guanajuato Mining District (From the Geological – Mining Monograph for Guanajuato State, COREMI)	7-3
Figure 7-3 Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato	7-9
Figure 7-4 Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins	7-10
Figure 7-5 Surface Map Indicating the Location of the Veins and Mineral Concession Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz District, Guanajuato	7-11
Figure 7-6 Lucero Vein in the Bolañitos Mine	7-15
Figure 7-7 Schematic Cross Section showing all known veins in the La Luz Sub-District	7-16
Figure 7-8 Photomicrograph showing quartz under crossed polars (A) and under plain transmitted light (B). Part of a fluid inclusion assemblage consisting of only vapor-rich inclusions, indicative of “flashing” or intense boiling of the hydrothermal fluid (C)	7-18
Figure 7-9 Schematic cross section of the different veins in the La Luz area with fluid inclusions, silica, calcite and mineral textures shown as a function of depth. (CT) Colloform silica texture, (PT) Plumose silica texture, (JT) Jigsaw silica texture, (BC) Bladed calcite replaced by quartz, (Adu) Adularia, (S/I) Sericite/illite.	7-19
Figure 7-10 Photomicrographs of silica (quartz) textures indicative of boiling observed in samples from Cebada. Jigsaw texture quartz observed in plane polarized light (A) and under crossed polars (B). Colloform texture silica observed in plane polarized light (C) and under crossed polars (D). Plumose texture quartz in plane polarized light (E) and under crossed polars (F). Lattice bladed calcite in plane polarized light (G) and under crossed polars (H). Rhombic adularia in plane polarized light (I) and under crossed polars (J).	7-20
Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System	8-2
Figure 9-1 Surface Map showing Exploration Targets	9-5
Figure 9-2 Surface Map of the Bolañitos South area.	9-11
Figure 9-3 Surface Map and photographs of the of the San Antonio area	9-11
Figure 9-4 Surface Map and photographs of the Plateros/Lourdes trend area	9-12
Figure 9-5 Surface Map and photographs of the La Cuesta, Maru and Gina veins area.	9-12
Figure 9-6 Surface Map and photographs of the Ave María vein area.	9-13
Figure 9-7 Surface Map and photographs of the Margaritas vein area	9-13
Figure 9-8 Surface Map and photographs of the Laura area.	9-14
Figure 9-9 Surface Map of the Bolañitos North area	9-17
Figure 9-10 Surface Map and photographs of the Target A	9-17
Figure 9-11 View looking NW; photograph showing detachment of Bolañitos Vein.	9-18
Figure 9-12 View looking NW; photograph showing the San Miguelito Vein.	9-18
Figure 10-1 Century’s Configuration for Drill Hole Data Collection for the Bolañitos Project	10-2
Figure 10-2 Surface Map showing completed drill holes in the La Luz Area.	10-5

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Figure 10-3 La Luz Vein in Hole LZ11-1.	10-9
Figure 10-4 La Luz Vein in Hole LZ15-1.	10-9
Figure 10-5 La Luz Vein in Hole LZ15-2.	10-9
Figure 10-6 La Luz Vein in Hole LZ16-4.	10-9
Figure 10-7 La Luz Vein in Hole LZ17-3.	10-10
Figure 10-8 La Luz Vein in Hole LZ17-4.	10-10
Figure 10-9 La Luz Vein in Hole LZ19-2.	10-10
Figures 10-10 & 10-11 La Luz Vein in Holes LZ21-1 (left) and LZ22-3 (right).	10-10
Figure 10-12 Longitudinal Section (Looking East) showing intersection points on La Luz Vein	10-11
Figure 10-13 Cross Section through Holes LZ15-1, LZ15-2, LZ15-3, LZ15-4, LZ15-5, LZ15-6, LZ15-7 & LZ15-8 drilled to test the La Luz vein in the La Luz area.	10-11
Figures 10-14 & 10-15 Cross Sections through Holes LZ16-1, LZ16-2, LZ16-3, LZ16-4, LZ16-5, LZ16-6 & LZ16-7 and LZ17-1, LZ17-2, LZ17-3, LZ17-4, LZ17-5, LZ17-6, LZ17-7 & LZ17-8 drilled to test the La Luz vein in the La Luz area.	10-12
Figures 10-16 & 10-17 Cross Sections through Holes LZ19-1, LZ19-2 & LZ19-3 and LZ22-1, LZ22-2, LZ22-3 & LZ22-4 drilled to test the La Luz vein in the La Luz area.	10-12
Figure 10-18 Surface Map showing completed drill holes in 2011 & 2012 (gray) and 2014 (black) on the Daniela/IB Area.	10-14
Figure 10-19 Longitudinal Section (Looking NE) showing intersection points on Daniela and Daniela Fw Veins.	10-16
Figure 10-20 & 10-21 Cross Sections through Holes KA-13, KA-14, KA-15, KA-16, KA-25, DN-1, DN-2, DN-53 & DN-60 and LC-12, LC-15, LC-16, DN-44, DN-45, DN-46A & DN-62 drilled to test the Daniela and Daniela Fw veins in the Daniela area	10-16
Figure 10-22 Cross Section through Holes IB10-1 and WT14-01 drilled to test the Daniela and Daniela Fw veins in the Daniela area	10-17
Figure 10-23 Surface Map showing completed drill holes in 2008 (gray) and 2014 (black) on the Bolañitos South Area	10-19
Figures 10-24, 10-25 & 10-26 San Antonio Vein in Hole SA27-1 (left); and Hw Lourdes (central) & Lourdes (right) Veins in Hole LS19-1.	10-23
Figures 10-27 & 10-28 El Puertecito Vein in Hole PTS1-1 (left); and La Joya South Vein in Hole LJS8-1 (right)	10-23
Figures 10-29 & 10-30 Periquitas and Margaritas Veins in Hole MV01-1	10-23
Figure 10-31 Longitudinal Section (Looking NE) showing intersection points on San Antonio Vein.	10-24
Figure 10-32 Longitudinal Section (Looking NE) showing intersection points on Lourdes Vein	10-24
Figure 10-33 Longitudinal Section (Looking NE) showing intersection points on El Puertecito Vein.	10-25
Figure 10-34 Longitudinal Section (Looking NE) showing intersection points on La Joya South Vein.	10-25
Figure 10-35 Longitudinal Section (Looking NE) showing intersection points on Margaritas Vein.	10-26
Figures 10-36 & 10-37 Cross Sections through Holes LS23-1, LS23-2 & SA23-1 and LS25-1, SA25.1-1 & SA25.5-2 drilled to test the Lourdes, San Antonio and vein intercepts in the Bolañitos South area.	10-26
Figures 10-38 & 10-39 Cross Sections through Holes PTS1-1, PTS1-2 & PTS1-3 and PTS9-1, PTS9-2 & PTS9-3 drilled to test the El Puertecito vein in the Bolañitos South area. .	10-27
Figures 10-40 & 10-41 Cross Sections through Holes LJS2-1 and LJS8-1 drilled to test the La Joya South vein in the Bolañitos South area.	10-27

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Figures 10-42 & 10-43 Cross Sections through Holes MV-01 & MV01-1 and MV04-1 drilled to test the Margaritas and vein intercepts in the Bolañitos South area.	10-28
Figure 11-1 Longhole drilling in the Rebaje 2224 Veta Karina	11-2
Figure 11-2 Performance of Pulp Duplicate - Silver	11-8
Figure 11-3 Performance of Pulp Duplicate - Gold	11-8
Figure 11-4 Performance of Reject Duplicate - Silver	11-9
Figure 11-5 Performance of Reject Duplicate - Gold	11-9
Figure 11-6 Performance of Mine Duplicate - Silver	11-10
Figure 11-7 Performance of Mine Duplicate - Gold	11-10
Figure 11-8 Performance of the Blank against Preceding Silver Assay	11-12
Figure 11-9 Performance of the Blank against preceding Gold Assay	11-13
Figure 11-10 Control Chart for Silver Assays from Control Sample “Alto”	11-15
Figure 11-11 Control Chart for Gold Assays from Control Sample “Alto”	11-15
Figure 11-12 Control Chart for Silver Assays from Control Sample “Medio”	11-16
Figure 11-13 Control Chart for Gold Assays from Control Sample “Medio”	11-17
Figure 11-14 Control Chart for Silver Assays from Control Sample “Bajo”	11-18
Figure 11-15 Control Chart for Gold Assays from Control Sample “Bajo”	11-18
Figure 11-16 Control Chart for Silver Assays from Standard Reference Sample SQ-47	11-19
Figure 11-17 Control Chart for Gold Assays from Standard Reference Sample SQ-47	11-20
Figure 11-18 Control Chart for Silver Assays from Standard Reference Sample ME-19	11-21
Figure 11-19 Control Chart for Gold Assays from Standard Reference Sample ME-19	11-21
Figure 11-20 Control Chart for Gold Assays from Standard Reference Sample FCM-6	11-22
Figure 11-21 Control Chart for SilverAssays from Standard Reference Sample FCM-6	11-23
Figure 11-22 Flow Sheet for Core Sampling, Sample Preparation and Analysis	11-24
Figure 11-23 Control Chart for Gold Assays from Blank Samples	11-25
Figure 11-24 Control Chart for Silver Assays from Blank Samples	11-26
Figure 11-25 Scatter Plot for Duplicate Samples for Gold	11-27
Figure 11-26 Scatter Plot for Duplicate Samples for Silver	11-27
Figure 11-27 Control Chart for Gold Assays from the Standard Reference EDR-27	11-30
Figure 11-28 Control Chart for Silver Assays from the Standard Reference EDR-27	11-30
Figure 11-29 Control Chart for Gold Assays from the Standard Reference EDR-30	11-31
Figure 11-30 Control Chart for Silver Assays from the Standard Reference EDR-30	11-31
Figure 11-31 Control Chart for Gold Assays from the Standard Reference EDR-31	11-32
Figure 11-32 Control Chart for Silver Assays from the Standard Reference EDR-31	11-32
Figure 11-33 Control Chart for Gold Assays from the Standard Reference EDR-35	11-33
Figure 11-34 Control Chart for Silver Assays from the Standard Reference EDR-35	11-33
Figure 11-35 Control Chart for Gold Assays from the Standard Reference EDR-37	11-34
Figure 11-36 Control Chart for Silver Assays from the Standard Reference EDR-37	11-34
Figure 11-37 Scatter Diagram of the Gold Check Samples	11-35
Figure 11-38 Scatter Diagram of the Silver Check Samples	11-36
Figure 12-1 Drill Rig Site La Luz Vein Area	12-2
Figure 12-2 Guanajuato Core Shed Facility located at the Cebada Mine	12-3
Figure 12-3 Core storage facility located at the Bolañitos Mine site.	12-4
Figure 12-4 Prepping samples for drying	12-5
Figure 12-5 PerkinElmer 900F AA Machine	12-6
Figure 12-6 Assay Furnace Room	12-6

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Figure 12-7 Sample preparation procedures are posted at various location throughout the lab.	12-7
Figure 12-8 Procedures are posted on individual pieces of equipment. (See right hand side of machine)	12-7
Figure 12-9 Bolañitos Assay Lab. Front View	12-8
Figure 12-10 Control Chart for Silver Assays from Standard Reference Sample ME-19	12-10
Figure 12-11 Control Chart for Gold Assays from Standard Reference Sample ME-19	12-10
Figure 12-12 Control Chart for Silver Assays from Standard Reference Sample ME-1101	12-11
Figure 12-13 Control Chart for Gold Assays from Standard Reference Sample ME-1101	12-12
Figure 12-14 Control Chart for Silver Assays from Standard Reference Sample ME-1206	12-13
Figure 12-15 Control Chart for Gold Assays from Standard Reference Sample ME-1206	12-13
Figure 12-16 Control Chart for Silver Assays from Standard Reference Sample ME-1302	12-14
Figure 12-17 Control Chart for Gold Assays from Standard Reference Sample ME-1302	12-15
Figure 12-18 Control Chart for Silver Assays from Standard Reference Sample ME-1305	12-16
Figure 12-19 Control Chart for Gold Assays from Standard Reference Sample ME-1305	12-16
Figure 12-20 Control Chart for Silver Assays from Standard Reference Sample ME-1307	12-17
Figure 12-21 Control Chart for Gold Assays from Standard Reference Sample ME-1307	12-18
Figure 12-22 Scatter plot of Check Assays for Silver submitted to SGS.	12-19
Figure 12-23 Scatter plot of Check Assays for Gold submitted to SGS	12-19
Figure 14-1 Longitudinal Section showing the Resources for the La Luz Vein in the Refugio area	14-13
Figure 14-2 Longitudinal Section showing the Resources for the La Luz Vein in the San Bernabe area	14-13
Figure 14-3 Longitudinal Section showing the Resources for the Plateros Vein	14-14
Figure 14-4 Longitudinal Section showing the Resources for the Belen Vein	14-14
Figure 14-5 Longitudinal Section showing the Resources for the Hanging Wall Belen Vein	14-15
Figure 14-6 Longitudinal Section showing the Resources for the La Joya Vein	14-15
Figure 14-7 La Luz, Cross Section through block model and composite data for silver.	14-19
Figure 14-8 La Luz, Cross Section through block model and composite data for gold	14-20
Figure 14-9 Easting swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.	14-21
Figure 14-10 Northing swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.	14-22
Figure 14-11 Elevation swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein	14-22
Figure 14-12 Easting swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.	14-22
Figure 14-13 Northing swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.	14-23
Figure 14-14 Elevation swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein	14-23

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Figure 15-1 Lana Vein resource and reserve section showing: Proven (red), Probable (green), Measured (orange), Indicated (light blue), Inferred (light brown). Gray areas are mined-out, pillars are shown in dark brown.	15-8
Figure 16-1 View Looking Northwest along the Trend of the Vein Madre	16-1
Figure 17-1 General view of the Bolañitos processing plant	17-1
Figure 17-2 Simplified process flow sheet of the Bolañitos processing plant	17-2
Figure 17-3 View of the primary crusher circuit (left); Crushed ore bins (right)	17-3
Figure 17-4 Vibration screen, single 6’x16’deck, installed in 2012 (left); fine crushing circuit (right).	17-3
Figure 17-5 Original ball mill #1, size 9’6”x14’ (left), Ball mill #2, size 11’x18’7”, 1000 HP motor, and fine ore bin on the back, both installed in 2011 (right).	17-4
Figure 17-6 1st cleaner cells (left); flocculent mixing system (right). All installed in 2012.	17-5
Figure 17-7 filter press with 17 1000 mm x1000 mm plates (left); concentrate storage and shipment loading area (right).	17-5
Figure 23-1 Major land positions held in the Guanajuato mining district	23-3

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1.0	SUMMARY

The purpose of this Technical Report is to support Endeavour Silver Corp’s (EDR) public disclosure related to the resource estimate for the Bolañitos Mines Project. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and as EDR is a producer issuer in accordance with section 5.3.2 of National Instrument (NI 43- 101) regulations. The mineral resource estimates for this deposit were completed in-house by EDR personnel.

EDR is a mid-tier silver mining company engaged in the exploration, development, and production of mineral properties in Mexico. EDR is focused on growing its production and reserves and resources in Mexico. Since start-up in 2004, EDR has posted ten consecutive years of growth of its silver mining operations. In addition to the Bolañitos Mines property, EDR owns and operates the El Cubo Mine, also located in Guanajuato, and the Guanaceví Mine located in the northwestern Durango state, Mexico.

This report follows the format and guidelines of Form 43-101F1, Technical Report for National Instrument 43-101, Standards of Disclosure for Mineral Projects, and its Companion Policy NI 43-101 CP, as amended by the CSA and which came into force on June 30, 2011.

This report has an effective date of October 31, 2014. The mineral resource and reserve estimates reported in this report comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101) regulations.

The term Bolañitos Property, in this report, refers to the entire area covered by the mineral license, while the term Bolañitos Project refers to the area within the mineral license on which the current mining and exploration programs are being conducted.

This report includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider such errors to be material to the calculations presented here.

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1.1	Location and Property Description

The Bolañitos Mine property is located in the state of Guanajuato about 280 km northwest of Mexico City. It consists of four operating mines in two areas. The Cebada mine, which is not currently in operation, is located about 5 km north of the city of Guanajuato. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, the Lucero mine which is about one km to the southeast of Bolañitos and the Asuncion mine, located 0.5 km west of Bolañitos. Year-round access to all of the mines is readily available over a network of paved and gravel roads. Endeavour Silver also owns the inactive Golondrinas mine which is 3.5 km to the southwest of Cebada. The Golondrinas mine has not operated since 2008.

The region is mountainous with a mild climate and sporadic, often violent thunderstorms in the summer months. These storms are the source of most of the precipitation for the area. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Winter temperatures are generally between 15 and 25°C and can drop below freezing overnight.

Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides. The area is mainly devoid of trees, although, trees are found near springs and streams.

Water for the operations is supplied from dewatering of the mines and the Bolañitos process plant is set up to recycle as much water as possible

Power to the Bolañitos Mines project is available from the regional grid (Comisión Federal de Electricidad).

Telephone and internet communications are integrated into the national land- based telephone system and provides reliable service.

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon.

The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

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1.2	Ownership

Endeavour Silver advises that it holds the Guanajuato Mines project through its 100% owned Mexican subsidiary Mina Bolañitos S.A. de C.V.

The Guanajuato Mines project consists of 25 properties which are not all contiguous and vary in size for a total of 2,533 hectares (ha). The project includes three operating silver (gold) mines (Bolañitos, Lucero, La Luz (Asunción)), several past-producing silver (gold) mines, and the 1,600 t/d Bolañitos processing plant.

The annual 2015 concessions tax for the Bolañitos Project is estimated to be approximately $665,374 Mexican pesos (pesos), which is equal to about US $49,287 at an Exchange rate of $13.50 pesos to US $1.00.

All concessions are subject to a bi-annual fee (i.e., twice per year) and the filing of reports in May of each year covering the work accomplished on the property between January and December of the preceding year. It should be noted that as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law), there is only one type of mineral concession in Mexico.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners that provide surface access for exploration and exploitation purposes.

1.3	History

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzman in 1540.

It is not known if the indigenous peoples or the Spanish colonists first began mining in the Guanajuato district but mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain).

Although the Spanish began mining as early as 1548 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810, when the War of Independence started.

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During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years.

However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mines in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s, when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico, there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. However, mining of the silver-gold veins has occurred for more than 450 years and is estimated to have produced more than 130 tonnes of gold and 30,000 tonnes of silver.

In 1906, Percy Martin noted in his book on the mines of Guanajuato that the "mother vein (Veta Madre) has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer, with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds".

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1.4	Geology and Mineralization

1.4.1	Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north-northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north- northeast.

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement and overlying Cenozoic units. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus.

The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

Randall et al (1994) proposed a caldera structure for the Guanajuato mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

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1.4.2	Mineralization

Subsequent normal faulting combined with hydrothermal activity around 27 Ma resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato mining district, there are three major mineralized fault systems, the La Luz, Sierra and Vein Madre systems. Vein Madre is a north-northwest trending fault system and the largest at 25 km long.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Vein Madre and La Sierra. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or "spikes") distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Vein Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35" to 55' to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near the La Valenciana mine. Most of the other productive veins in the district strike parallel to the Vein Madre.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano- sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

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1.5	Exploration

1.5.1	Underground Drilling

During 2014, Endeavour Silver did not conduct any underground exploration drilling at the Bolañitos Project.

1.5.2	Surface Drilling

During 2014, Endeavour Silver completed 28,167 m of drilling in 87 surface diamond drill holes at the Bolañitos Project. A total of 7,949 samples were collected and submitted for assays.

1.5.3	Other Activities

Endeavour Silver also conducted geological mapping and sampling programs in Bolañitos South (San Antonio, Lourdes, Margaritas, La Cuesta, and Laura). A total of 685 samples were collected and submitted for assays.

1.5.4	2015 Exploration Program

In 2015, Endeavour Silver plans to continue with the follow-up surface exploration programs at the Bolañitos North and Bolañitos South areas. The primary long-term goal of these programs is to expand reserves and resources in the Bolañitos Project for future growth.

1.6	2014 Mineral Resource Estimate

1.6.1	Mineral Resource Statement

The mineral resources for the Bolañitos Project as of October 31, 2014 are summarized in Table 1-1. Resources are exclusive of mineral reserves.

Table 1-1
Mineral Resource Estimate, Effective Date October 31, 2014,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	66,300	128	1.59	271,500	3,300	508,500

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Indicated	1,045,300	112	1.97	3,765,700	66,300	8,409,500
Total Measured and Indicated	1,111,600	113	1.95	4,037,200	69,600	8,918,000

Total Inferred	1,936,700	138	1.45	8,576,100	90,400	14,903,600

1.6.2	Assumptions and Parameters

Resources are diluted to a minimum mining width of 0.8m. Assumed metal prices are $1540 per ounce for gold and $22.00 per ounce for silver. Measured and Indicated Resource blocks above a cut-off of 151g/t silver equivalent are considered for inclusion in resources. Inferred Resources above a cut-off of 100g/t silver equivalent are included. Silver equivalent is calculated with a factor of 70:1 gold grams to silver grams.

1.6.3	Methodology

Resources for the Daniela, Fernanda, Karina, La Luz and Lana veins were estimated using 3D modelling and ordinary kriging as the interpolator. The database comprised underground chip channel samples and diamond drill holes.

Resources for the La Luz-Refugio veins were estimated using a 2D polygonal method and is based on the use of a longitudinal section to estimate the mineral resources and reserves.

Resources for the exploration areas (Plateros, La Luz, San Bernabe, Fw Lana, Belen, Golondrinas, and San Francisco) have been carried forward from the December 31, 2013, estimates, as there has been no change since that time.

1.7	2014 Mineral Reserve Estimate

1.7.1	Mineral Reserve Statement

The mineral reserves for the Bolañitos Project as of October 31, 2014 are summarized in Table 1-2.

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Table 1-2
Mineral Reserve Estimate, Effective Date October 31, 2014,
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	333,800	142	2.13	1,521,100	22,800	2,889,100
Probable	360,500	118	3	1,374,500	31,700	3,276,500
Total Proven and Probable	694,300	130	2.44	2,895,600	54,500	6,165,600

1.7.2	Mineral Reserve Parameters

The parameters used to convert mineral resources to mineral reserves at the Bolañitos project are as follow:

•	Cut-off grade: 184 g/t AgEq.
•	Dilution: 18% (Cut and fill), 25% (longhole), 30% (La Luz).
•	Minimum width: 0.8m (Stopes), 2.5m (Development).
•	Silver equivalent: 70:1, gold grams to silver grams.
•	Gold price: US $1,260 per oz.
•	Silver price: US $18 per oz.
•	Mining Recovery: 95%.
•	Gold recovery (overall): 89.7%.
•	Silver recovery (overall): 86.8%.

1.7.3	Definitions and Classifications

Mineral reserves are derived from measured and indicated resources after applying the economic parameters stated Section 15.1.2, above. The Bolañitos project reserves have been derived and classified according to the following criteria:

Proven mineral reserves are the economically mineable part of the Measured resource where development work for mining and information on processing / metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which Endeavour Silver has a mine plan in place.

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Probable mineral reserves are those Measured or Indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Bolañitos Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

1.8	Development and Operations

The Bolañitos Project consists of both current and former producing mines, as well as a number exploration targets. Bolañitos is an operating Project which has continued to improve its operational parameters and production output under Endeavour Silver's direction. Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to all regulatory standards imposed on the Project by the various government agencies.

As of October 31, 2014, the Bolañitos Project had a roster totalling 407 employees. The mine's operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and are unionized. There is an incentive system in place, rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

Traditionally a conventional bottom-up cut and fill mining method was employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground. Over the past several years a transition to a modified longhole method has taken place. Conventional cut and fill jackleg drilling has been replaced with longhole drilling machines. The holes are typically 10-12m in length but vary from 6 to 16m depending on the stope.

Table 1-3 summarizes the production at Bolañitos for 2014.

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Table 1-3
Summary of 2014 Production for the Bolañitos Project

Month	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (oz)	Au (oz)
January	47,925	151	3.21	344	200,662	4,448
February	44,019	141	2.48	290	172,852	3,149
March	50,468	139	2.47	287	199,337	3,043
April	46,661	136	2.19	267	177,778	2,960
May	48,936	159	2.50	309	216,394	3,514
June	46,773	162	2.73	326	229,726	3,506
July	47,029	154	2.26	290	204,075	3,116
August	44,988	153	2.27	289	191,782	2,978
September	45,666	140	2.07	264	192,302	2,494
October	49,415	142	1.89	255	186,267	2,627
November	48,140	151	2.03	273	194,212	2,763
December	47,853	152	2.18	283	230,792	2,510
Total	567,873	148	2.36	290	2,396,179	37,108

In 2014, the Bolañitos mine produced 567,873t of ore grading 148 g/t silver and 2.36 g/t gold from which 2,396,179 oz silver and 37,108 oz gold were recovered. Silver and gold recoveries averaged 88.5% and 86.2%, respectively.

The plant processing rate is 1,600 t/d after it was expanded from 1,200 t/d in 2012 adding a 6’x16’ vibration screen, four additional flotation cells 500 ft3 each, six 1st cleaner cells 100 ft3 each, six 2nd cleaner cells 50 ft3 each, conveyor belts and a flocculent mixing system.

Run-of-mine ore is hauled by 20 tonne dumper trucks and discharge on a grizzly with opening 11”. Oversize rock (>11’) is broken by a backhoe hydraulic hammer. The undersize material falls in a feed bin and further crushed in a primary jaw crusher of size 24”x36”. After the primary crusher the ore is held in two coarse ore bins each with a 450 t capacity.

From the coarse ore bins the ore is conveyed to a 6’x16’ vibratory screen with openings 3/8”, the undersize product is conveyed to the fine ore bins. The oversize material is fed to a 4.25’ standard head Symons secondary cone crusher where the ore size is crushed down to 2”. The secondary crusher product is screened by a 5’x10’ vibratory screen with openings 3/8”. The screen undersize product is conveyed to fine ore bins and the oversize material is crushed by a tertiary cone crusher.

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The fine crushed ore (approx. 80-85% of -3/8”) is stored in two ore bins. The storage capacity of the first fine ore bin is 250 tonnes and of the second ore bin is 500 tonnes of ore.

The grinding circuit consists of two ball mills: No. 1 is of size 9’6” x 14’ with a 600 HP motor, the No. 2 mill is of size 11’x18’7” with a 1000 HP motor. The mills are fed independently from respective ore bins.

The grinding product is the cyclone overflow with 70-75% passing 74 microns and flows further to the flotation circuit.

Each ball mill has a separate rougher and scavenger cell lines. The ball mill #1 line consists of four (4) flotation cells with capacity 500 ft3 each. The ball mill #2 line consists of nine (9) flotation cells with capacity 300 ft3 each. The rougher and scavenger concentrates from both lines are combined and fed to the column flotation cell.

The flotation layout considers two cleaning stages though the 2nd cleaning stage was shut down in December 2013 since the concentrate grade obtained in the column cell was meeting the target silver grade between 7 and 9 kg/t.

The final concentrate flows by gravity to a thickener, where it is thickened to 60% of solids, then it is pumped to a filter press where concentrate is dewatered down to 13-17% of moisture. The filtered concentrate is stored, then loaded on 35 t trucks and shipped to concentrate traders.

For 2015, Endeavour Silver is forecasting to produce 1.28 million ounces of silver and 23,228 ounces of gold from the Bolañitos Project. Plant throughput for 2015 is forecast at 409,600 t at an estimated average grade of 121 g/t silver and 2.13 g/t gold. Recoveries are forecast to average 80.1% and 82.7% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp and Asunción mines.

The Bolañitos property has undeveloped resource potential. Beyond 2014, Endeavour Silver believes that continued exploration and development may lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

The mine life, based on proven and probable reserves as of October 31, 2014, is less than two years at a projected production level of 1,600 t/d or 46,000 t/m for the first half of 2015 falling to 1,300 t/d or 38,000 t/m for the latter half of 2015.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside of normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on its mine sites.

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and the President of the Municipality of Guanajuato to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Property.

1.9	Conclusions and Recommendations

1.9.1	Conclusions

The QP considers the Bolañitos resource and reserve estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the Bolañitos Mines Project.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by Endeavour Silver continue to provide prospective targets both along strike and down dip of existing mineralization, and that further resources could be converted into reserves with additional exploration and development especially on the southern La Luz structure currently being explored.

Therefore, the QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation, along with those past producers remains positive.

1.9.2	Recommendations

Exploration in the Bolañitos District is ongoing. Endeavour’s exploration programs have been successful over the past several years outlining several new resources of which the Milache resource is the most recent.

For 2015, the Regional Exploration will be focused on the evaluation of different veins of the Bolañitos South area.

Detailed mapping and sampling activities will be conducted on the Bolañitos North and South areas.

The QP has reviewed the proposal for further exploration on the Bolañitos Mines Property and recommends that that the programs be carried out as planned.

The QP also recommends the following:

1.	Endeavour continues to define and enhance the geologic models used for resource modeling.

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2.	That modelling parameters and procedures be regularly reviewed to develop better estimation plans.

3.

That Endeavour continues to develop an effective reconciliation plan for the Bolañitos Mines Project. Stope-by-stope reconciliations are difficult in mines where material from different stopes or even different mines is regularly mixed. However, reconciliation of ore mined and milled on a long-term basis to the resource model and the LOM can be useful tools. Reconciliation to production data can be used in the calibration of future resource models.

4.

That mine geology reactivate the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations especially as new veins are discovered and subsequently developed.

5.	Endeavour looks for appropriate standards for use in the Bolañitos Lab and discontinue the use of standards with reproducibility problems.

6.	The continued use of SRMs that are certified for both gold and silver and discontinue the use of gold only SRM’s.

7.	Geology send check assays to an independent lab for analysis.

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2.0	INTRODUCTION

This technical report is an update of the mineral resource estimates for the many veins at Bolañitos principally the Daniela, Fernanda, Karina, Lana and the La Luz vein system. These veins are part of the Bolañitos Unit of Endeavour Silver Corp. located near the City of Guanajuato, Guanajuato State, Mexico.

This report forms an update to the report titled “NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mine Project Guanajuato State Mexico” dated March 27 2014. This report was prepared in house by EDR personnel.

2.1	Terms of Reference

This Technical Report has been prepared by Endeavour Silver Corp. (EDR) in accordance with the disclosure requirements of Canadian National Instrument 43-101 (NI 43-101) to disclose recent information about the Bolañitos Mines Project. This information has resulted from additional underground development, sampling, exploration drilling, and includes updated Mineral Resource and Reserve estimates.

Endeavour Silver Corp. is a Canadian based mining and exploration company active in Mexico. Endeavour is based in Vancouver, British Columbia with management offices in Leon, Mexico and is listed on the Toronto (TSX:EDR), New York (NYSE:EXK) and Frankfurt (FSE:EJD) stock exchanges. The company operates three units consisting of several independent mines, the Guanaceví Unit in northwest Durango State, The Bolañitos Unit and the Del Cubo Unit both located in Guanajuato State near the city of Guanajuato.

The consolidated metal production to December 31, 2014 from Endeavour Silver Corp’s operations was 7,212,074 oz Ag, 62,895 oz Au, from 1,404,406t of ore equating to 10,985,774 oz AgEq at a consolidated cash cost of US $8.31/oz Ag.

Endeavour Silver Corp. has been a “producing issuer” since 2004. Pursuant to section 5.3.2 of National Instrument (NI 43-101), Endeavour Silver Corp., as a “producing issuer”, with respect to mineral resource and mineral reserve reporting to Canadian securities authorities, the company is not required to commission an independent Qualified Person to write the technical report.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

The mines located at Endeavour’s Bolañitos Unit are the subject of this technical report. The primary purpose of this new Technical Report is to describe the updated Mineral Resources and Reserves as of October 31, 2014 as well as to detail production at the mine during 2014.

2.2	Qualified Persons

The Qualified Person (QP), as defined in NI 43–101 and in compliance with Form 43–101F1 Technical Report, responsible for the preparation of the Report is Mr. Michael J. Munroe, Registered Member, Society of Mining Engineers #4151306RM.

Mr. Munroe made regular visits to the Bolañitos Mines Property during 2014. The last being December 19, 2014.

Mr. Munroe acted as project manager during preparation of this report, and is responsible for report Sections 1 through 28.

Endeavour Silver staff provided input to the report, under the supervision of Mr. Munroe.

2.3	Effective Dates

The Mineral Resources have an effective date of October 31, 2014.

The Mineral Reserves have an effective date of October 31, 2014.

Drill data and information on the mining operation is current to October 31, 2014.

There were no material changes to the data, models or technical information on the Bolañitos Unit project between the effective date and the signature date of the Report.

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2.4	Units and Currencies

All currency amounts are stated in US dollars or Mexican pesos (MXP), as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz), a common practice in the mining industry. Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the various abbreviations used throughout this report. Appendix A contains a glossary of mining terms.

The exchange rate as of the Report effective date of October 31, 2014 was approximately US$1.00 equal to MXP13.47.

Table 2-1
List of the Abbreviations

Name	Abbreviations	Name	Abbreviations
arithmetic average of group of samples	mean	Mexican Peso	mxp
atomic absorption	AA	Milligram(s)	mg
BSI Inspectorate	BSI	Millimetre(s)	mm
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million metric tonnes per year	Mt/y
Canadian National Instrument 43-101	NI 43-101	Million ounces	Moz
Carbon-in-leach	CIL	Million tonnes	Mt
Centimetre(s)	cm	Million years	Ma
Comisión de Fomento Minero	Fomento Minero	Mina Bolañitos S.A. de C.V.	Mina Bolañitos
Copper	Cu	Minas de la Luz S.A. de C.V.	Minas de la Luz
Cubic feet per minute	cfm	Net present value	NPV
Day	d	Net smelter return	NSR
Degree(s)	o	North American Datum	NAD

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Degrees Celsius	oC	Not available/applicable	n.a.
Digital elevation model	DEM	Ounces (troy)	oz
Dirección General de Minas	DGM	Ounces per year	oz/y
Dollar(s), Canadian and US	$, CDN $ and US $	Parts per billion	ppb
Endeavour Silver Corp	Endeavour Silver	Parts per million (= g/t)	ppm
Endeavour Silver Gold S.A de C.V.	Endeavour Silver Gold	Percent(age)%
Feet = 0.3048 metre	ft or (')	Potassium-Argon (referring to age date technique)	K-Ar
Global Positioning System	GPS	Pounds per square inch	psi
Gold	Au	Qualified Person	QP
Gram (1g = 0.001 kg)	g	Quality Assurance/Quality Control	QA/QC
Grams per metric tonne	g/t	Robust relative standard deviation	RSD
Greater than	>	Rock Quality Designation	RQD
Grupo Peñoles	Peñoles	Second	s
Hectare(s)	ha	Silver	Ag
Horsepower	hp	Specific gravity	SG
Inches, 2.42 cm	in or (")	SRK Consulting Limited	SRK
Internal rate of return	IRR	Standard Reference Material	Standard
Kilogram(s)	kg	System for Electronic Document Analysis and Retrieval	SEDAR
Kilometre(s)	km	Système International d’Unités	SI
Kilovolt-amps	Kva	Tonne (metric)	t
Lead	Pb	Tonnes (metric) per day	t/d, tpd
Less than	<	Tonnes (metric) per month	t/m
Litre(s)	l	Universal Transverse Mercator	UTM
Megawatt	Mw	Year	y
Metre(s)	m	Zinc	Zn

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2.5	Information Sources and References

Information used to support this Technical Report is based on previously published material, historical documents, professional opinion, geological maps and reports, technical papers and published government reports listed in Section 27, (References) of this Technical Report as well as unpublished material provided by Endeavour Silver including Endeavour Silver’s history and experience as a producer in Mexico.

Sources of data include diamond drilling, downhole surveys, underground chip sampling and underground survey data.

Sources of data also include actual and historic mining and processing production.

2.6	Previous Technical Reports

Endeavour Silver has filed the following technical reports for the Guanajuato Unit:

Munroe, M.J. (2014). NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico, effective date December 31, 2013.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2013), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 15, 2012.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2012), NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2011.

Lewis, W. J., Murahwi, C., and Leader, R. J. (2011), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2010.

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Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010), NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2009.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009), NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico: unpublished NI 43-101 technical report prepared by Micon International for Endeavour Silver, effective date December 31, 2008.

Beare, M., and Sostre, M., (2008), NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico: unpublished NI 43-101 technical report prepared by SRK Consulting for Endeavour Silver, effective date December 31, 2007.

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3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by Endeavour Silver. The information, conclusions, opinions, and estimates contained herein are based on:

•	Internal information available at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information available from the Bolañitos Mines operations and other third party sources.

The QP, while taking full responsibility for the report content, recognizes the support of:

•	Luis Castro, VP Exploration,
•	Miguel Gracia, Chief Geologist,
•	Hector Arvizo, Resource Modeller,
•	Jose Luis Gonzalez Vallejo, Mine Planner.

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4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Bolañitos Mine is located in the state of Guanajuato, Mexico, as shown in Figure 4-1. It consists of three operating mines in two areas. The Bolañitos mine and the processing plant are situated approximately 5 km west of Cebada, the Lucero mine which is about one km to the southeast of Bolañitos and the Asuncion mine, located 0.5 km west of Bolañitos. All of the mines are readily accessed by paved and gravel roads. Endeavour Silver also owns the inactive Cebada mine, located about 5 km north of the city of Guanajuato and the Golondrinas mine which is 3.5 km to the southwest of Cebada. The Golondrinas mine has not operated since 2008. The ore sourced during 2014 from the operating Bolañitos mines was trucked to the Bolañitos plant for campaign processing.

Figure 4-2 is a map illustrating the claims included in Endeavour Silver’s Bolañitos Mine.

The Cebada mine used to exploit the Veta Madre (Mother Lode) which has historically been host to some of the richest silver mines in the world. The Bolañitos, Lucero, Asuncion and Golondrinas mines are located near the town of La Luz, about 12 km to the northeast of Guanajuato.

In 2007, Endeavour Silver acquired the Bolañitos Mine from Industrias Peñoles S.A. de C.V. (Peñoles), the owner at the time, and Minas de la Luz, S.A. de C.V. (Minas de la Luz), the operator at the time. The acquisition included the Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz continued as the operator of the mines until June, 2007, when Endeavour Silver assumed control. The Mina Asunción is very close to the Mina Bolañitos and the two are currently connected underground.

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Figure 4-1 Bolañitos Mine Location Map

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 4-2 Bolañitos Mine Claim Map

4.2	Mineral Tenure and Property Agreements

The Bolañitos Project consists of 25 properties totalling 2,533 hectares (ha) including four operating silver (gold) mines (Bolañitos, Lucero, Asuncion and Cebada), several past-producing silver (gold) mines, and the 1,600 t/d Bolañitos processing plant.

All obligations of the agreements to obtain the 100% control for the 25 properties owned by Endeavour have been completed and described in previous Technical Reports.

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Of the previous agreements only two areas maintain a percentage in royalties for exploitation, and are summarized in Table 4-1:

Table 4-1
Summary of the Endeavour Silver’s Royalties

Area	Agreement	NSR	Concession Name	Title Number	Hectares
Belén	Sociedad Cooperativa de Producción Minera Metalurgica	2%	Belén II	218896	92.6934
			Ampliación de Belén	194930	99.1049
Tajo de	Gilberto Rodríguez Martínez	2%	Tajo de Adjuntas	231210	15.0000
Adjuntas	Hector Ezquivel Esparza	2%	Juanita	217034	36.5196

The mineral concessions owned by Endeavour Silver are summarized in Table 4-2.

Table 4-2
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Term of Mineral Concession		Hectares	2015 Annual Taxes (pesos)
		From	To		1st Half	2nd Half
La Cebada	171340	20/09/1982	19/09/2032	353.0373	49,506	49,506
El Puertecito	171537	20/10/1982	19/10/2032	441.9481	61,974	61,974
Bolañitos	171538	20/10/1982	19/10/2032	305.4762	42,837	42,837
La Paz	172120	26/09/1983	25/09/2033	413.0599	57,923	57,923
Unif. Golondrinas	188680	29/11/1990	28/11/1940	361.6543	50,715	50,715
Marion	189037	05/12/1990	04/12/1940	1.0498	147	147
Virginia	189038	05/12/1990	04/12/1940	7.1339	1,000	1,000
Ampl. a La Trinidad	190961	29/04/1991	28/04/1941	4.6061	646	646
Susy	191487	19/12/1991	18/12/2041	35.4282	4,968	4,968
Chuyita	191489	19/12/1991	18/12/2041	43.3159	6,074	6,074
Ana Rosa	191492	19/12/1991	18/12/2041	96.7364	13,565	13,565
La Trinidad	195076	25/08/1992	24/08/2042	4.4800	628	628
El Dolar	212398	04/10/2000	03/10/2050	3.1979	448	448
Lucero	238265	23/08/2011	02/08/2061	49.5060	6,942	6,942
Lucero 2	238024	12/07/2011	11/07/2061	8.0000	158	158
La Cebada 2, Fracc. 1	238982	15/11/2011	14/11/2061	95.3713	1,889	1,889
La Cebada 2, Fracc.2	238983	15/11/2011	14/11/2061	2.3183	46	46
La Cebada 1, Fracc. 2	241519	19/12/2012	18/12/2062	30.8472	296	296
La Cebada 1, Fracc. 1	241367	22/11/2012	21/11/1962	23.7041	227	227
La Cebada 1, Fracc. 3	241368	22/11/2012	21/11/1962	2.0579	20	20
La Cebada 1, Fracc. 5	241369	22/11/2012	21/11/1962	6.2726	60	60

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Belén II	218896	23/01/2003	22/01/2053	92.6934	12,998	12,998
Ampliacion de Belén	194930	30/07/1992	09/07/2042	99.1049	13,897	13,897
Tajo de Adjuntas	231210	25/01/2008	24/01/2058	15.0000	598	598
Juanita	217034	14/06/2002	13/06/2052	36.5196	5121	5121
	TOTAL			2532.5193	332,687	332,687

The annual 2015 concession tax for the Guanajuato properties is estimated to be approximately 665,374 Mexican pesos (pesos), which is equal to about US $49,287 at an exchange rate of 13.50 pesos to US $1.00.

In addition to the mineral rights, Endeavour Silver has agreements with various private ranch owners that provide access for exploration and exploitation purposes. Table 4-3 summarizes the surface access rights as at December 31, 2014.

Table 4-3
Summary of Endeavour Silver’s Surface Access Rights

Owner	Area Name	Validity	Term
Catalina Gonzalez Ramirez	La Luz	5 Years	15/07/2011 - 2016
J. Enrique Lara Ramirez	La Luz	5 Years	23/07/2001 - 2016
Hector Luis de la Madrid Machuca	La Luz	1 Year	22/07/2014 - 2015
Heriberto Morales Hurtado (Juana Hurtado Nuñez)	La Luz	5 Years	26/07/2011 - 2016
Juan Cortes Esparza (Hilaria Ortega)	La Luz	5 Years	27/07/2011 - 2016
Miguel Rizo Cortes	La Luz	5 Years	15/07/2011 - 2016
Octaviano Ramirez	La Luz	5 Years	26/07-2011 - 2016
Pablo Lara Ramirez	La Luz	5 Years	25/07/2011 - 2016
Raymundo Rizo Sandoval	La Luz	5 Years	19/07/2011 - 2016
Rosalio Rizo	La Luz	5 Years	26/07/2011 - 2016
Rosalio Serratos Calvillo	La Luz	5 Years	26/07/2011 - 2016
Sidronio Rios Gonzalez	La Luz	5 Years	20/07/2011 - 2016
Tiburcio Villegas Ramirez	La Luz	5 Years	27/07/2011 - 2016
Ramon Carlos Saucedo Leon	La Joya Sur - Santa Gertrudis	5 Years	29/08/2012 - 2017
Hilario Ortega Gonzalez	La Joya Sur - Santa Gertrudis	5 Years	29/08/2012 - 2017
J. Ascención y Pedro Saucedo Cardoso	La Joya Sur - Santa Gertrudis	5 Years	25/06/2013 - 2018
Pablo e Isidro Vallejo Olmos	La Joya Sur - Santa Gertrudis	5 Years	07/05/2013 - 2018
Pablo Vallejo Olmos (Gemma Esmeralda Vallejo Sandoval)	La Joya Sur - Santa Gertrudis	10 Years	01/02/2008 - 2018
Eduarda Saucedo Cardoso, Miguel Mosqueda y Hermanos	Belen II	4 Years	31/08/2011 - 2015
J. Guadalupe Huerta Ortega	Belen II	5 Years	03/12/2010 - 2015

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Felipe, Zeferino y J. Jesus Herrera Yebra	Belen	5 Years	25/10/2010 - 2015
Fracc. V Ex Hacienda de Sta. Teresa Co-propietario Fam. Paramo	San Cayetano - Siglo XX	5 Years	09/12/2013 - 2018
Fracc. VI Ex Hacienda Sta. Teresa Lic. Gloria Paramo Chavez	San Cayetano - Siglo XX	5 Years	22/12/2013 - 2018
Eliseo Morales	Cebada - Bolañitos	10 Years	24/09/2010 - 2020
Ubaldo y Ma. Trinidad Garcia Cortes	Cebada - Bolañitos	5 Years	03/12/2010 - 2015
Florentino Ortega Camarillo	Cebada - Bolañitos	15 Years	01/12/2007 - 2022
Benjamin Tapia Cruces	Cebada - Bolañitos	15 Years	01/12/2007 - 2022
Edmundo Camarillo Moya	Observatorio	1 Year	09/04/2014 - 2015

4.3	Licenses, Permits and Environment

Endeavour is in compliance with monitoring environmental aspects and with applicable safety, hygiene and environmental standards.

4.4	Environment

Endeavour holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Mines Project.

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5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Bolañitos Mine is located north of the city of Guanajuato, capital of the State of Guanajuato, which is approximately 430 km northwest of Mexico City. The city of Guanajuato has a population of approximately 150,000 and is the host of several universities and post-secondary schools, including a mining college. The city is well maintained with numerous hotels, restaurants and museums. Tourism, which is comprised primarily of Mexican nationals, is the principal industry of the city.

The State of Guanajuato is situated within the Central Plateau of Mexico in the Sierra de Guanajuato, at elevations ranging from 2,000 to 2,600 m.

International access to Guanajuato is relatively good as the Leon/Guanajuato international airport has daily services from Los Angeles, Dallas/Fort Worth, Houston and Mexico City, giving many options for travelling to and from the project. The airport is located between the large city of Leon, which has over 1 million inhabitants, and the city of Guanajuato. Guanajuato is approximately a 25 to 30 minute drive from the airport on a toll highway. The properties are accessible via a new concrete road from Guanajuato, constructed at the end of 2013, with about a 10 minute drive to Mina Cebada and a 20 minute drive to the Bolañitos mines.

5.2	Climate

The climate is generally dry with sporadic, often violent thunderstorms in the summer months which are also the source of most of the precipitation for the area. The average precipitation is about 600 mm, which occurs primarily between May and October. The summer months are temperate, with comfortable daytime high temperatures of between 22 and 30°C. Generally, the thunderstorms occur in the late afternoons. The winter months are cool and dry, though some rain does occur. Daytime highs in the winter are generally 15 to 25°C and overnight lows can drop below freezing. The winter is the windy season and winds can be very strong.

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5.3	Local Resources and Infrastructure

Most of the supplies and labour required for the exploration programs and mining operations are purchased in either the city of Guanajuato or Leon. The area has a rich tradition of mining and there is an ample supply of skilled personnel sufficient for both the underground mining operations and the surface facilities.

Power supply to the Bolañitos Mine is provided by the national grid CFE (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-based telephone system that provides reliable national and international direct dial telephone communications. Satellite communications also provide phone and internet capabilities at the Bolañitos Mine. However, the satellite phone and internet services are slow and sometimes unreliable. There is no cell phone service at any of the mines.

At each of the mine sites, the required water for the operations is supplied from dewatering of the mines. The tailings facility at the Bolañitos mine is set up to recycle as much water as possible back into the processing plant.

Endeavour Silver provides limited housing for employees, apart from offices, warehouses and other facilities. Most of the work force lives in the nearby communities and Guanajuato. There is an ample supply of skilled labour in the area due to its long mining history. Figure 5-1 is a view of the town of La Luz. La Luz is close to the Bolañitos mine and plant and is home to many of the employees of Endeavour Silver’s Bolañitos Mine.

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Figure 5-1 View of the Town of La Luz Located 12 Kilometres Northeast of Guanajuato

5.4	Physiography

Grass, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, with larger trees found near springs and streams. The area is mainly devoid of trees, although, in the valleys and where reforestation has taken place, there are stands of trees. The Encino tree is a protected species in the area. In the higher elevations, sheltered areas can be home to pine forests.

Even though there is a reasonable amount of rainfall each year, most of the creeks in the area are usually dry, with the exception of the man-made reservoirs surrounding the city of Guanajuato. Some cattle and/or goat grazing is carried out in the area over the scrub land. Sections of more arable land have been deforested to support small plots for growing crops.

5.5	Sufficiency of Surface Rights

Endeavour has negotiated access and the right to use surface lands sufficient for many years of operation. Sufficient area exists at the Bolañitos property for all future surface infrastructure needed.

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5.6	Comments on Section 5

Mining at the Bolañitos Project operates on a year-round basis. Details regarding surface rights for mining operations, availability of power sources, potential tailings storage areas, potential waste disposal areas, and potential processing plant sites, are discussed in the relevant sections of this report on mining methods, recovery methods and project infrastructure.

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6.0	HISTORY

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them strongly, continuing to do so until 1810 with the start of the War of Independence. In 1810, the yearly mining production fell in Mexico from $27,000,000 to $5,000,000 and this state of affairs continued until 1821 with the expulsion of the Spaniards.

During the war many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880s until the early 1900s when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according the best estimates from 1522 to 1879, the production of precious metals in Mexico was about $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately $8,173,565 and the annual product nearly $10,000,000.

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In the early days, 90% of all the ores were amalgamated with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also had gold to some extent.

6.1	Guanajuato Mining District

The Guanajuato mining district is located at the southern end of what used to be the Chichimeca Empire which was colonized by Nuño de Guzmán in 1540.

It is suspected that (but not known if) the indigenous peoples rather than the Spanish colonists first began mining in the Guanajuato district. However, mining extends back to at least 1548 when the silver veins began to be exploited by the Spanish. Guanajuato was one of the premier mining districts of Nueva España (New Spain). The following is a brief timeline of the history of the Guanajuato mining district:

•

Pre-Conquest: Martin notes in his 1906 volume on the mines of Guanajuato that “there is reason to believe that the Peregrina mine was being worked and big quantities of ore being taken out by the Indians before Cortez ever set foot in the country.”

•	1548: The first silver vein, San Bernabé (La Luz), was discovered by a local mule driver. In these early years the silver ore was hand mined and transported by mule to Zacatecas to be milled.

•

1550: Juan de Rayas discovered the Veta Madre system at the site where the present day Rayas shaft is located. This discovery triggered an exploration rush that saw the discovery of the Valenciana, Tepeyec, Mellado, Cata and Sirena silver occurrences.

•

1726: Don Jose de Sardeneta y Legaspi introduced gunpowder to be used for blasting. Prior to this, production was very limited as the method of extracting ores was by fire, where the rock face was heated and then quickly quenched with water, shattering the rock. Construction began on the Rayas shaft.

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•

1760 to 1770: Antonio Obregón y Alcocer, who later became Count Valenciana, completed a number of exploration ventures, culminating with the discovery of the Valenciana ore-shoot and the development of the Valenciana mine.

•

1771: Immense masses of silver sulphides, mixed with ruby silver and native silver were discovered at Valenciana. At the time, the Valenciana mine was estimated to be producing one-third of the world’s silver. Production was increased under the Count’s direction, and the Santo Cristo de Burgos shaft was sunk to a depth of 150 m.

•	1775: The San Antonio shaft on the Valenciana vein was sunk to a depth of 227 m.

•	1760 to 1810: Martin notes that during this period the Guanajuato mines accounted for 30% of the entire Mexican production and 20% of the entire world’s output of silver.

•	1810 to 1868: Production stopped as the result of the War of Independence from Spain.

•

1810: In September, Hidalgo began his revolt against Spain. In the City of Guanajuato all foreigners’ property was seized and their homes destroyed. Hidalgo took the Alhóndiga de Granaditas (public granary) and massacred most of the people taking refuge in it.

•	1821: Revolutionaries burned all the mining installations, including the head works of the newly-built Valenciana shaft.

•	1868: The Valenciana mine was reopened by British investment capital.

•	Between 1887 and 1889, production from the mines of Guanajuato accounted for as much as US $14.4 million or approximately 2.88 million British pounds.

•

1906: Martin noted that the principal or “mother vein has yielded the sum of one billion dollars as proven by the mint and government records. The Valenciana mine proved to be the greatest silver producer with workings down to 2,400 feet on the incline and producing over $300 million dollars of silver or approximately 60 million British pounds”.

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•	1910 to 1920: Mexican revolution; mining ceased or declined during this period with the destruction of a great many mines and infrastructure.

•	1936: Peñoles tested the Veta Madre with four diamond drill holes.

•

1939: Sociedad Cooperativa Minero Metalúrgica Santa Fe de Guanajuato (SCMMSFG) became the legal owner of the properties of the Guanajuato Reduction and Mines Company. Starting out with no mineral reserves and working capital, the new Cooperative had a very difficult time conducting exploration and mining with outdated equipment.

•	1947-1949: The Fresnillo Company, a division of Peñoles, completed a diamond drilling program consisting of 9 holes which intersected the Veta Madre 80 m to 150 m below the lowest existing workings.

•	1968: Fresnillo discovered the Torres-Cedros deposit during an exploration and drilling campaign.

•	1973: The SCMMSFG discovered the Clavo de Rayas “bonanza” mineral shoot.

6.2	Bolañitos Mine

Below is an abbreviated timeline of the history of Endeavour’s Bolañitos Mine since the 1960s.

•	1968: The Fresnillo Company acquired additional claims and incorporated Negociación Minera Santa Lucía (now Cebada) and the Peregrina mine.

•	1973: The contracting company Tormex S.A. completed a photogeological study in the area of the Cebada mine holdings.

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•	1976: The Cebada mine began production. Between 1976 and 1995, the Cebada mine produced 1,277,216 tonnes at an average grade of 4.04 g/t gold and 372 g/t silver.

•	2003: The Grupo Guanajuato closed the Torres, Sirena, Peregrina and Apolo mines. The Bolañitos, Golondrinas, Asunción and Cebada mines stayed in production on a break-even basis.

•

2007: Endeavour Silver acquired the Bolañitos Mine from Peñoles, the owner at the time, and Minas de la Luz, the operator at the time, which included, Mina Cebada, Mina Bolañitos, Mina Golondrinas and Mina Asunción (as well as a few other currently closed mines). Minas de la Luz was kept on as the operator of the mines until June, 2007, when Endeavour Silver assumed control. Mina Asunción is very close to the Bolañitos mine and the two have recently been connected underground.

Records from the mining operations provide surveyed information of the historical workings and channel sample data from stopes, raises and drifts excavated on the mineralized zones. Limited drilling on the properties has been conducted during the past 20 years, and none during the 10 years before Endeavour Silver took control. Several well mineralized and high-grade drill holes completed by Peñoles have not yet been followed-up and these contribute to the remaining exploration potential for the property. Endeavour Silver believes that surface mapping and exploration, together with compilation of the Peñoles data, should help to identify some new veins, breccia/stockwork zones and related splays for future drilling.

There is potential both along the strike of the veins and at depth below the old workings. These areas are largely untested and present a major exploration target for Endeavour Silver.

6.2.1	Endeavour Silver Exploration Programs

Since 2007, Endeavour Silver’s Exploration Programs have been focused on the main systems of the Bolañitos Properties: Veta Madre (Cebada), Bolañitos system (Bolañitos, San Jose and Soledad), Lucero system (Lucero, Karina and Daniela), La Joya (La Joya and Lana), Belen (Belen and Ericka) and the La Luz vein system (La Luz, Plateros, Asuncion, San Bernabe, Refugio).

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At the end of 2013, a total of approximately 137,000 m was drilled in these systems (Table 6-1):

Table 6-1
Summary of Endeavour Silver’s Exploration Drilling Activities (as at December 2013)

Project Area	Number of Holes	Total Metres	Number of Samples Taken
Cebada	34	12,598	2852
Golondrinas	27	7,367	1252
Bolañitos System	52	15,747	2972
Lucero System	135	38,567	8977
La Joya / Lana	73	24,802	4875
Belen	53	14,060	3581
La Luz	65	23,913	5199
Total	439	137,054	29,708

A more detailed description of these activities is contained in previous Technical Reports.

6.3	Historical Production

Mining in the Guanajuato district extends back to at least 1548 when the mines were first worked by the Spanish. The total production from this district is estimated at about 6 million oz of gold and 1.2 billion oz of silver.

During the late sixteenth century silver production accounted for 80% of all exports from Nueva España (New Spain), although, by the mid-seventeenth century silver production collapsed when mercury, necessary to the refining process, was diverted to the silver mines of Potosí in present day Bolivia. Collapse of the seventeenth century mining led to widespread bankruptcy among the miners and hacienda owners; however, in the latter half of the seventeenth century silver mining began to recover in Nueva España.

The peasant uprisings of 1810 to 1821 were disastrous to the Mexican mining industry with both the insurgents’ soldiers and royalist troops all but destroying the mining production in Mexico, and the Guanajuato mining district was not spared during this period.

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It is evident that historical production has occurred in the Guanajuato mining district since pre-colonial times and early production records from the Spanish colonial period probably exist in the Archive of the Indies (Archivo des Indies), in Seville, Spain, in the records of the Viceroyalty of Mexico or in the records for Nueva España. However, Endeavour does not have access to any historical records of the actual silver and gold production from the Guanajuato mining district.

In 2006, before Endeavour Silver took control, the previous operator Minas de la Luz produced 255,766 oz silver and 3,349 oz gold from 76,532 tonnes of ore grading 128 g/t silver and 1.62 g/t gold from the Bolañitos, Cebada and Golondrinas mines. The Bolañitos plant operated at about 43% of its capacity. Endeavour Silver has made a number of improvements and efficiencies which have increased the throughput of the plant.

In 2014, the Bolañitos plant produced 2,396,179 oz silver and 37,108 oz gold from 575,749 tonnes of ore grading 145 g/t silver and 2.23 g/t gold. Silver and gold recoveries averaged 88.5 and 86.2%, respectively. Production statistics for the period 2007 to 2014 are summarized in Table 6-2.

Table 6-2
Production Statistics for the Bolañitos Mine

Year	Tonnes	Grade (g/t)		Production (ounces)
		Gold	Silver	Gold	Silver
2007	58,077	1.50	136	2,152	195,696
2008	100,312	1.35	170	3,660	465,867
2009	154,196	2.13	188	8,775	784,974
2010	194,923	2.40	177	12,914	943,423
2011	238,797	2.51	183	16,608	1,192,335
2012	434,613	2.25	151	27,528	1,800,759
2013	710,708	2.63	149	51,652	2,881,816
2014	575,749	2.36	148	37,108	2,396,179

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6.4	Resource and Reserve Estimates Prior To December, 2014

Mineral resource and reserve estimates for the Bolañitos Mine reported prior to 2008 are not compliant with current NI 43-101 standards, are not considered reliable, and are not discussed here. These reports have been superseded by CIM compliant estimates.

Prior to this report, seven previous resource and reserve estimates for the Bolañitos Mine were reported by Endeavour Silver. All of these previous estimates were contained in Technical Reports filed on SEDAR (www.sedar.com).

The first Technical Report was issued by SRK Consulting (SRK). This Technical Report was titled “NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State, Mexico” and dated March, 2008.

The second Technical Report was issued by Micon. The report was titled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimate for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 18, 2009.

The third Technical Report was also issued by Micon. The report was titled “NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 15, 2010.

The fourth Technical Report was issued by Micon. The report was titled “NI 43- 101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico” dated March 15, 2011.

The fifth Technical Report was issued by Micon. The report was titled “Technical Report on the Resource and Reserve Estimates for The Bolañitos Mine Guanajuato State, Mexico” dated March 30, 2012.

The sixth Technical Report was issued by Micon. The report was titled “Technical Report on the Resource and Reserve Estimates for The Bolañitos Mine Guanajuato State, Mexico” dated March 28, 2013

The seventh Technical Report was issued by EDR. The report was titled “NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico” dated March 27, 2014

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The resource and reserve estimates contained in the 2008 to 2014 Technical Reports comply with the CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

Since the last resource and reserve estimate was completed in March, 2014, Endeavour Silver has conducted further diamond drilling and underground development and has generated new resources within the Bolañitos Mine.

The discussions related to the new estimates are located in Sections 14 and 15 of this report. The new resource and reserve estimates comply with the current November, 2010 CIM standards and definitions for estimating resources and reserves as required by NI 43-101 regulations.

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7.0	GEOLOGICAL SETTING AND MINERALIZATION

The following description of the geological setting for the Guanajuato property is largely excerpted and modified from the technical reports prepared by Micon (2009, 2010, 2011 and 2012). The QP has reviewed the geologic data and information available, and finds the descriptions and interpretations provided in these documents acceptable for use in this report.

7.1	Regional Geology

The mining district of Guanajuato is located on the southern and eastern flanks of the Sierra Madre Occidental geological province, a north- northwesterly trending linear volcanic belt of Tertiary age. It is approximately 1,200 km long and 200 to 300 km in width. The project area is located in the southern portion of the Sierra de Guanajuato, an anticlinal structure about 100 km long and 20 km wide. The Guanajuato district is located on the northeast side of this structure where the typical primary bedding textures dip 10° to 20° to the north-northeast.

7.1.1	Stratigraphy

The stratigraphy of the Guanajuato mining district can be divided into a Mesozoic basement (Chiodi et al, 1988; D&aacute;vila and Martinez, 1987; Martinez-Reyes, 1992) and overlying Cenozoic units, as shown in Figure 7-1 and Figure 7-2. The lower Mesozoic lithological units are the Esperanza and La Luz Formations which are composed of rocks of marine origin, weakly to moderately metamorphosed and intensely deformed by shortening. These rocks are unconformably overlain by the Tertiary Conglomerado Rojo de Guanajuato, and the Loseros, Bufa, Calderones, Cedros and Chichíndaro Formations. The Tertiary rocks consist of continental sediments and sedimentary rocks, which generally occupy lower topographical zones, and subaerial volcanic rocks, which are principally exposed in the ranges and higher plateaus. The rocks of the Cenozoic cover have experienced only extensional deformation and in some places are gently tilted. Tertiary-aged rocks correspond to a period of tectonism accompanied by volcanism and intrusive magmatic activity.

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            7.1.1.1. Esperanza Formation (Middle to Upper Triassic)

The oldest rocks in the area comprise the Esperanza Formation made up of carbonaceous and calcareous shale interbedded with arenite, limestone, and andesitic to basaltic lava flows, all weakly metamorphosed to phyllites, slates and marble. The thickness of this unit exceeds 600 m though the true thickness in unknown. It is middle to upper Triassic in age. Pervasive propylitic alteration is common.

Figure 7-1 Regional Geology of the Guanajuato Mining District

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Figure 7-2 Stratigraphic Column for the Guanajuato Mining District (From the
Geological – Mining Monograph for Guanajuato State, COREMI)

            7.1.1.2. La Luz Formation (Upper Triassic to lower Jurassic)

The La Luz Formation which overlies the Esperanza consists primarily of interbedded clastic sedimentary rocks and tholeiitic massive and pillow basalts that are dated at 108.4 ±2 Ma. Locally, rhyolite tuffs and agglomerates are present, and some volcanogenic massive sulphide occurrences have been noted. A minimum thickness of at least 1,000 m is recognized, but the true thickness is unknown due to deformation and sub-greenschist metamorphism. Included with the La Luz Formation are the La Palma diorite and La Pelon tonalite. These form the upper part of the Guanajuato arc. Pervasive propylitic alteration is common .

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            7.1.1.3. Guanajuato Formation (Paleocene to Eocene)

The red Guanajuato conglomerate lies unconformably over the Esperanza and less frequently on the La Luz andesite (Edwards, 1955). The conglomerate consists of pebbles to boulders of quartz, limestone, granite and andesite belonging to older rock units cemented by a clay matrix. It also contains some interlayers of sandstone. At its base, there are beds of volcanic arenites and andesitic lavas. The Guanajuato conglomerate has been estimated to be 1,500 m thick. Vertebrate paleontology and andesitic lavas (49 Ma, Aranda-Gómez and McDowell, 1998), contemporaneous with the conglomerates, indicate that the unit is Eocene to Oligocene in age.

            7.1.1.4. Loseros Tuff (Cenozoic)

This overlying mid-Tertiary volcanic sequence is interpreted to be within and adjacent to a caldera. The Loseros tuff is a well-bedded, green to cream-red volcanic arenite from 10 m to 52 m thick. It is interpreted to be a surge deposit at the base of the Cubo caldera filling and Oligocene in age.

            7.1.1.5. Bufa Rhyolite (Cenozoic)

The Bufa rhyolite is a felsic ignimbrite ash-flow tuff that is approximately 360m thick and lies above a sharp to gradational contact. It is a sanidine-bearing rhyolite-ignimbrite with biotite as a mafic phase, and is often massive, but locally bedded. Owing to moderate welding and extensive and pervasive silicification, it is a hard rock that forms prominent cliffs east of the city of Guanajuato. It occasionally contains large lithic clasts of various types, many of which were derived from the pre-volcanic basement. At El Cubo, it has three mappable units: a lower breccia overlain by a dense, red rhyolite porphyry, in turn overlain by a massive to bedded ignimbrite. The Bufa rhyolite has been dated using the K-Ar dating technique to be 37 ±3 Ma, placing it in the middle Oligocene.

            7.1.1.6. Calderones Formation (Cenozoic)

The Calderones Formation contains a wide variety of volcanic rocks. These include low- to medium-grade ignimbrites, deposits of pyroclastic flows, pyroclastic surge layers related to phreato-magmatic activity, airfall ash-rich tuffs, minor Plinian pumice layers, lahars, debris flows, reworked tuffaceous layers deposited in water, tuff-breccias and mega-breccias. Ubiquitous and characteristic chlorite alteration imparts a green to greenish blue colour to almost all outcrops of the Calderones. Propylitic alteration adjacent to veins and dikes is of local importance in many outcrops.

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The Calderones Formation overlies the Bufa with a contact at El Cubo marked by a mega-breccia composed of large (often 5 to 10 m) fragments of the Esperanza, La Luz or Guanajuato Formations. The Calderones Formation, which exceeds 300 m in thickness at El Cubo, is the upper caldera-filling unit above the surge deposit and the Bufa ignimbrites.

            7.1.1.7. Cedros Andesite (Cenozoic)

The Calderones Formation passes upward into the Cedros andesite, which is a package of lava flows and associated tuffs of andesitic to possibly basaltic composition. The Cedros andesite is made up of grey to black andesite lava flows, in places with interbeds of pyroclastic materials. The total thickness varies from 100 to 640 m.

            7.1.1.8. Chichíndaro Rhyolite (Cenozoic)

This is the youngest volcanic unit in the Guanajuato mining district. It forms large domes and lava flows, along with associated ignimbrites and volcanic breccias. In places, the rhyolite domes contain disseminated tin and vapour-phase cavity-filling topaz distributed along the flow foliation. Three K-Ar ages have been obtained from this formation (Gross, 1975; Nieto- Samaniego et al, 1996) of 32 ±1 Ma, 30.8 ±0.8 Ma and 30.1 ±0.8 Ma.

            7.1.1.9. Comanja Granite (Cenozoic)

The Comanja granite is an important unit of batholithic size, apparently emplaced along the axis of the Sierra de Guanajuato. Its age is Eocene and it has been radiometrically dated at 53 ±3 Ma and 51 ±1 Ma by K-Ar in biotite (Zimmermann et al, 1990). This defines the youngest age for the Bufa formation, the youngest unit cut by the granite.

The volcanic activity that produced the bulk of the upper volcanic group had stopped by the late Oligocene, although there was some eruptive activity as recently as 23 Ma (early Miocene). The Sierra Madre Occidental belt appears to have been uplifted as the result of the combination of basin and range tectonics and the opening of the Sea of Cortez. Post volcanism, there was a period during which peneplanation took place, with uplift beginning probably toward the end of the Miocene with the onset of block faulting that resulted in the present geomorphology of the belt.

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7.1.2	Structure

The structural setting of the Guanajuato district was briefly described in the March, 2008, Technical Report by SRK. The following description of the structural setting has been excerpted from that report.

“Randall et al (1994) originally proposed a caldera structure for the Guanajuato Mining district, citing the presence of a megabreccia in the Calderones Formation and the distribution of the Oligocene volcanic formations described above. The hypothesis states that the caldera collapse occurred in at least two stages and the collapse was a trap-door type. The presence of a peripheral three-quarter ring of rhyolite domes intruding along bounding faults, the location of the Oligocene volcanic formations ponded within this ring, megabreccia and topographic rim, all contribute evidence to support this hypothesis.

Subsequent normal faulting combined with hydrothermal activity around 27 Ma (Buchanan, 1980) resulted in many of the silver-gold deposits found in the district. There are four principal orientations of normal faults: northwest, north-south, east-west and northeast, but the economic mineralization is generally related to the north and northwesterly trending structures. Within the Guanajuato Mining district there are three major mineralized fault systems, the La Luz, Sierra, and the Veta Madre systems. Veta Madre is a north-northwest trending fault system and the largest at 25 km long.”

In March, 2008, Tony Starling of Telluris Consulting Ltd. (Telluris Consulting) made a 7 day field visit to the Guanajuato mines and deposits on behalf of Endeavour Silver. The emphasis of this visit was placed on the La Luz and Cebada mine areas. The aim of this structural study was to provide a detailed appraisal of the control of mineralization in the Guanajuato group of deposits to generate a model that could be applied to near-mine exploration.

The preliminary conclusions of this structural geology study are summarized as follows:

•

Pre-mineralization deformation occurred during the Laramide orogeny (~80-40 Ma) with two main phases; northeast-southwest to east-northeast-west-northwest compression followed by a swing to north-northeast directed compression. This resulted in pre-mineral folds and thrusts in the Esperanza Formation at the Cebada Mine trending west-northwest.

•

Early post-Laramide extension (~30 Ma) was oriented north-south to north-north-east and controlled many vein deposits in the region (e.g. Fresnillo, Zacatecas, La Guitarra). Guanajuato appears to lie on a north-northwest-trending terrane boundary which was reactivated as a sinistral transtensional fault zone during early stage intermediate- sulphidation style mineralization.

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•

Regional extension then rotated abruptly to the east-northeast-west- northwest (~28 Ma) resulting in early stage basin and range deformation and block faulting at Guanajuato. The second stage of mineralization occurred at Guanajuato during this event and resulted in tilting of the sequence to the northeast along north-northwest- trending listric (?) fault zones such as the Veta Madre.

•

Following mineralization, east-northeast extension continued to around 12 Ma when it began to rotate to the northwest (under the influence of the San Andreas system) and at the present day probably is oriented north-south due to subduction along the Trans- Mexico Volcanic Belt (post-mineralization graben formation).

•

Regionally the two extensional events active around the time of mineralization appear to have resulted in two phases of mineralization (30-27 Ma?) at Guanajuato, a phenomenon which has been seen in other important epithermal vein districts in the Altiplano such as Zacatecas-El Orito and San Sebastian-Don Sergio.

•

Along the Veta Madre system ore shoots were controlled during early-stage mineralization by anti-clockwise strike-swings along the main structure and at intersections with west-northwest and northeast fault zones (<2,100m?). These tended to generate relatively steep ore shoots plunging to the south along the Veta Madre.

•

During the second phase, early basin and range deformation, the listric block faulting and tilting accompanying mineralization reactivated parts of the Veta Madre and developed new systems such as La Luz (>2,000 m?). The veins at La Luz appear to have formed as extensional arrays between reactivated west-northwest fault zones acting as dextral transtensional structures.

•

The second phase vein systems tend to have formed sub-horizontal ore zones either reflecting fluid mixing zones or structural controls due to changes in dip of the fault surface. The overprint of two events means that in some deposits ore shoots have more than one orientation and that there are vertical gaps in ore grade.

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•

With the protracted tectonic evolution at Guanajuato there appears to have operated structural and hydrothermal telescoping along with pinching of ore shoots due to changes in dip and/or strike. There is potential to find extensions to mineralization below barren horizons and high-level orebodies that are blind to surface.

7.2	Project Geology

The most important mineralization in the Guanajuato mining district consists of epithermal silver-gold veins formed 27.4 ±0.4 Ma (Buchanan, 1975). Mining of these veins has occurred for more than 450 years and is estimated to have produced more than 130 t of gold and 30,000 t of silver.

Most of the production has been extracted from three principal vein systems on normal faults, the La Luz, Veta Madre and La Sierra, which are illustrated in Figure 7-3 and Figure 7-4. Economic concentrations of precious metals are present in isolated packets (known as bonanzas, or “spikes”) distributed vertically and laterally between non-mineralized segments of the veins. There is a vertical mineralogical zonation within these veins. The upper-levels are acanthite + adularia + pyrite + electrum + calcite + quartz and the lower-levels are chalcopyrite + galena + sphalerite + adularia + quartz + acanthite. The Veta Madre has been the most productive vein and it is by far the most continuous, having been traced on the surface for approximately 20 km. The vein dips from 35° to 55º to the southwest and it has measured displacements of around 1,200 m near the Las Torres mine and 1,700 m near La Valenciana mine. Most of the other productive veins in the district strike parallel to the Veta Madre.

Figure 7-5 is a surface map showing the veins and concession boundaries for the Bolañitos and Golondrinas mines.

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Figure 7-3 Sketch Models for the Mineralization Controls during Second Stage Mineralization at Guanajuato.

In addition to the epithermal veins near Guanajuato, small deposits of stratabound massive sulphides have been reported in the Mesozoic volcano-sedimentary association (Los Mexicanos). Similarly, there is gold mineralization in the Comanja granite, and in its contact aureole small tungsten deposits have been found. In the Tertiary volcanic rocks, principally in the topaz rhyolites, there are small tin prospects.

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Figure 7-4 Simplified Geological Map of the Guanajuato Mining District Illustrating the Major Veins

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Figure 7-5 Surface Map Indicating the Location of the Veins and Mineral Concession
Boundaries for the Bolañitos – Golondrinas (El Puertecito Area) Mines in the La Luz
District, Guanajuato.

Endeavour Silver currently has three operating mines at Bolañitos. These are the Bolañitos, Asuncion and Lucero mines which exploit various north-northwest striking veins in the La Luz vein system shown in Figure 7-5. There are a number of other mines not currently in operation, such as the San Roman mine in the La Luz system, which is contained within Endeavour Silver’s land concessions.

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7.3	Mineralization

The following description of the mineralization of the Guanajuato property has been copied from the March, 2009, 2010, 2011 and 2012 Micon reports, and was originally excerpted and edited from the March, 2008, SRK Technical Report.

Mineralized veins on the Bolañitos Mine consist of the classic banded and brecciated epithermal variety. Silver occurs primarily in dark sulphide-rich bands within the veins, with little mineralization within the wall-rocks. The major metallic minerals reported include pyrite, argentite, electrum and ruby silver, as well as some galena and sphalerite, generally deeper in the veins. The mineralization is generally associated with the phyllic (sericite) and silicification alteration which forms haloes around the mineralizing structure.

The textures are attributed to the brittle fracturing-healing cycle of the fault- hosted veins during and/or after faulting. There are examples of both syn- and post-kinematic mineralized veining within Endeavour Silver’s concessions. All of the mineralized structures within Endeavour Silver’s concessions are hosted within the Esperanza and La Luz formations

7.3.1	Veta Madre

The Veta Madre is the main mineralized structure in the Guanajuato mining district. The vein typically strikes about 310° to 345° and dips 50° to 70° to the west. It can be traced for more than 20km in a shear zone which can be over 200m thick. It contains five major mines, all of which are in operation, or currently being explored. Most of the major mineralization is concentrated near the footwall of the fault. The vein commonly displays brecciated and comb-type banded textures, with strong areas of sericitic and occasionally potassic alteration. The Cebada mine is Endeavour Silver’s only mine on this system and is located at the northern limit of known economic grade mineralization.

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A detailed petrographic study of fluid inclusion and gangue mineral textures conducted on deposits in the Veta Madre system indicated systematic trends in the types of fluid inclusions present and the gangue mineral type and texture (i.e. type of silica, presence or absence of bladed calcite) and ore grades (Moncada et al., 2008). The study indicated that areas of the Veta Madre that have high precious metals grades are associated with areas with liquid-rich and vapour-rich inclusions that provide evidence for boiling. Areas with high silver and gold grades are also associated with bladed calcite which is characteristic of boiling hydrothermal fluids. Areas of most intense boiling are associated with both bladed calcite and silica pseudomorphs after bladed calcite. These observations were incorporated into a geographical information platform to define potential geospatial correlations between the fluid inclusion characteristics, the gangue mineral textures and ore grades. These results may possibly be used to predict ore grades based on petrographic observations of fluid inclusion and mineral textures and provide a relatively simple and rapid tool for evaluating veins along unexplored portions of the Veta Madre and in other epithermal silver systems. Importantly, evidence of boiling in the deepest levels of the Veta Madre suggests that additional silver ± gold resources are likely to occur at depths below the deepest levels of current mining activity.

7.3.2	La Luz

The mineral zones of the La Luz vein system are spread over an 8km wide zone and include the more significant veins of La Luz, Bolañitos and Los Reyes, as well as countless other parallel striking veins, many of which have been exploited. They generally strike 315° to 360° and dip steeply to the east or the west. In contrast to Veta Madre, individual veins are less extensive and generally no more than 1.5 km in strike length, although the La Luz vein itself is much longer, and the associated structures are much less pronounced than the Veta Madre fault.

There are three operating mines that Endeavour Silver operates on the La Luz vein system. These are the Asuncion, Bolañitos and Lucero mines. Mina Golondrinas, which is now closed, exploited two principal veins, the Los Reyes and Canarios, and a few minor veins that have been worked on. The two principal veins strike northwest and dip steeply to the southwest. The attitudes of the smaller veins are similar to the two major veins; however, in the southeast part of the mine the veins dip in the opposite direction. The Mina

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Bolañitos exploits the Bolañitos, San José and Soledad veins which strike north-northwest and dip either to the west or east. Soledad is the only vein to dip west. The San José vein splays off the Bolañitos vein in the southern part of the mine. The Lucero vein which also occurs in the Bolañitos area was one of the targets evaluated during the latter half of 2009 and has been in full production since 2010 and has been extended in strike length.

In 2008, surface diamond drilling by Endeavour Silver discovered a new vein, named Lucero, in the footwall of the San José vein (Figure 7-6). The Lucero vein generally strikes northwest, subparallel to the San José vein, but dips moderately to the west, opposite to the dip of the San José vein. The Lucero vein is located only 35 m from the San José vein.

In 2009, surface diamond drilling by Endeavour Silver discovered the Karina vein, a new subparallel vein approximately 100 m in the footwall of the Lucero vein.

In 2010, surface diamond drilling by Endeavour Silver discovered two more veins, Fernanda and Daniela, in the footwall of the Lucero and Karina veins.

In 2011, surface diamond drilling by Endeavour Silver discovered the Lana vein, another new vein subparallel to and in the hanging wall of the Daniela vein. This vein also occurs in the hanging wall of the La Joya vein, another previously known vein in the La Luz area.

In 2012, the Lana vein was defined more extensively and, in the process, the Fw Lana was discovered. Drilling also delineated the old Plateros vein in the southern part of La Luz vein structure.

In 2013, surface diamond drilling continued in the La Luz and Plateros veins, two mineralized bodies were defined (one for Plateros and the other in the central part of La Luz, between Refugio and Asunción).

In 2014, exploration works were focused to complete the definition of the mineralized zones located in the Central part of La Luz vein (Refugio-Asunción). Also, some exploration drill holes were made at the Bolañitos South area (San Antonio, Lourdes, Puertecito South, La Joya South and Margaritas).

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Further exploration and development will continue on Bolañitos North and La Luz vein in 2014Bolañitos South area on 2015.

Mina Asunción, located just to the west of Mina Bolañitos, exploits the north-northwest striking, west dipping La Luz vein. Like Golondrinas, larger veins to the west of the Bolañitos-Asunción mine area dip west, and veins in the east dip to the east.

All known veins in the La Luz area, including the newly discovered Lucero, Karina, Fernanda, Daniela and Lana vein, are depicted in the schematic cross-section shown in Figure 7-7.

Figure 7-6 Lucero Vein in the Bolañitos Mine

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Figure 7-7 Schematic Cross Section showing all known veins in the La Luz Sub-District

7.3.3	Mineralogical Studies

In 2010, Endeavour Silver contracted Lucas Ochoa Landín, Ph.D., to conduct a mineralogic study on several samples of diamond drill core submitted for the Lucero and Karina veins of the La Luz vein system.

The samples submitted were primarily quartz veins with similar gangue and sulphide mineralogy. The veins are typically comprised of fine-grained banded white quartz vein with late-stage veinlets of calcite. Fragments of argillized wall rock are common. Neither sericite nor adularia was reported for any of the samples studied.

Silver mineralization occurs as disseminations and fine bands of silver sulphosalts mainly accompanied by pyrite and minor sphalerite and chalcopyrite. Silver minerals identified include acanthite-argentite, tenanite- tetrahedrite, pyrargyrite and rare native silver. Sulphides occur mainly as irregular crystals generally <1.0 mm in size, and in most cases <0.2 mm. Enargite (?) was reportedly observed in some samples but this is inconsistent with the low-sulphidation epithermal environment and is probably some other silver sulphosalt. No visible gold was observed in the samples submitted for mineralogic study.

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Mineralization is interpreted to correspond to a low sulphidation epithermal system that formed at temperatures between 220º to 280º C and at depths between 300 to 800 m.

One sample of green-coloured altered wall rock adjacent to the Lucero vein was also submitted for mineralogic study. This sample was described in hand specimen as being a strongly silicified volcanic andesite with quartz-pyrite veinlets and late cross-cutting calcite veinlets. The pervasive green colour was attributed to the presence of epidote. In thin section, the rock displayed a distinct trachytic texture with euhedral-subhedral crystals of plagioclase (80%) between 0.2 and 0.5 mm in length. Phenocrysts of possible pyroxene, now altered to chlorite and calcite, were also observed. The texture and composition of the rock correspond to an andesite flow and the strong pervasive epidotization is probably related to regional propylitization.

7.3.4	Fluid Inclusion Studies

In 2012, reports were prepared on fluid inclusion studies completed for various veins sampled in the La Luz and Cebada mine areas (Moncada & Bodnar, 2012a & 2012b). Samples were collected during visits to Guanajuato in January 2010 and May 2011.

The reports summarized the results of a petrographic examination of samples collected, including a description of the mineral textures and fluid inclusion types observed, and their significance in terms of fluid boiling and correlation with metal contents of the samples.

            7.3.4.1. La Luz

A total of 94 samples were collected from underground workings, drill core and surface outcrops for the following veins in the La Luz area: Bolañitos, San José, Lucero, Karina, Daniela and Belén.

Evidence of boiling is often associated with gold and silver mineralization in epithermal systems, and the presence of abundant features indicating boiling suggests a high probability for precious metal resources in this area. The feature that most closely correlates with silver is assemblages containing only vapor-rich fluid inclusions, which indicates flashing (intense boiling) of the fluids (Figure 7-8). The boiling feature that correlates most closely with gold is the mineral adularia (potassium feldspar). Importantly, boiling below the deepest levels explored in the La Luz area is likely, thus increasing the probability of additional resources at depth.

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In general, samples collected from underground workings, drill holes and surface outcrops in the La Luz area showed a wide variety of silica and calcite textures and fluid inclusion types that were produced by boiling hydrothermal fluids (Figure 7-9).

Figure 7-8 Photomicrograph showing quartz under crossed polars (A) and under plain transmitted light (B). Part of a fluid inclusion assemblage consisting of only vapor-rich inclusions, indicative of “flashing” or intense boiling of the hydrothermal fluid (C)

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Figure 7-9 Schematic cross section of the different veins in the La Luz area with fluid inclusions, silica, calcite and mineral textures shown as a function of depth. (CT) Colloform silica texture, (PT) Plumose silica texture, (JT) Jigsaw silica texture, (BC) Bladed calcite replaced by quartz, (Adu) Adularia, (S/I) Sericite/illite.

            7.3.4.2. Cebada

A total of 132 samples were collected from surface outcrops, underground workings, and drill cores at the Cebada mine property.

Samples collected from underground workings, drill holes and surface outcrops in the Cebada area also show the same fluid inclusion types produced by boiling hydrothermal fluids as seen at La Luz. A wide variety of silica and calcite textures produced by boiling hydrothermal fluids were observed (Figure 7-10). These textures were also seen at La Luz.

Evidence of boiling is often associated with gold and silver mineralization in epithermal systems, and the presence of abundant features indicating boiling suggests a high probability for precious metal resources in this area. Importantly, boiling below the deepest levels explored in the Cebada mine is likely, thus increasing the probability of additional resources at depth. Samples located to the north of the Cebada mine in drill core show evidence of boiling. However, the absence of economic Ag or Au grades may indicate that the boiling horizon in that area has not yet been reached and is below the deepest levels explored. Samples from depth show evidence of liquid-rich inclusions with trapped illite crystals - this type of fluid inclusion have been found to be associated with high silver grades at other locations on the Veta Madre.

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Figure 7-10 Photomicrographs of silica (quartz) textures indicative of boiling observed in samples from Cebada. Jigsaw texture quartz observed in plane polarized light (A) and under crossed polars (B). Colloform texture silica observed in plane polarized light (C) and under crossed polars (D). Plumose texture quartz in plane polarized light (E) and under crossed polars (F). Lattice bladed calcite in plane polarized light (G) and under crossed polars (H). Rhombic adularia in plane polarized light (I) and under crossed polars (J).

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8.0	DEPOSIT TYPES

The Guanajuato silver-gold district comprises classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation mineralization and adularia-sericite alteration. The Guanajuato veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of andesite flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

Low-sulphidation epithermal veins in Mexico typically have a well-defined, sub horizontal ore horizon about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the mineralized horizons at the Bolañitos Mine has yet been established precisely. However, drilling at Cebada suggests that the top of the boiling zone is just below surface, since mineralization is spotty on surface above the deposit. The bottom is not currently known. In La Luz, veins with weak mineralization have been observed on surface. In summary, the drilling to date suggests a vertical extent of mineralization around 250 m to 300 m in the La Luz system.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration with the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.1 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

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Figure 8-1 Alteration and Mineral Distributions within a Low Sulphidation Epithermal Vein System

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9.0	EXPLORATION

9.1	2014 Surface Exploration and Drilling

In 2014, Endeavour Silver spent US $4,093,076 (including property holding costs) on exploration activities mainly in the La Luz and Bolañitos South areas, as summarized in Table 9-1.

Table 9-1
Summary of the 2014 Expenditures for Bolañitos Surface Exploration Program

Area / Description	US$
ASSAYS	19,409
GEOLOGY AND ENGINEERING PERSONNEL	52,125
SALARIES	20,084
GAS	2,236
REPAIR & MAINTENANCE	3,049
Bolañitos Subtotal	96,903
RECLAMATION	4,342
Belén Subtotal	4,342
ASSAYS	86,087
CONSULTANTS	2,920
DIAMOND DRILLING	1,013,804
FIELD	18,406
HOUSING	7,878
FOOD	5,782
OFFICE SUPPLIES & EQUIPMENT	452
GEOLOGY AND ENGINEERING PERSONNEL	122,152
ROADS AND DRILL PADS	77,588
SALARIES (SUBTOTAL)	33,162
TRAVEL & LODGING	2,881
GAS	7,208
REPAIR & MAINTENANCE	3,998
NO DEDUCIBLES	1,935
La Joya Subtotal	1,384,254
ASSAYS	89,560
CONSULTANTS	786
DIAMOND DRILLING	1,298,690
FIELD	24,033
HOUSING	11,154
FOOD	9,522
OFFICE SUPPLIES & EQUIPMENT	2,381

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GEOLOGY AND ENGINEERING PERSONNEL	328,202
RECLAMATION	5,142
ROADS AND DRILL PADS	58,642
SALARIES	43,019
TRAVEL & LODGING	4,268
GAS	8,372
REPAIR & MAINTENANCE	10,027
EXPENSES NON DEDUCTIBLE	4,918
La Luz Subtotal	1,898,715
Assays	29,873
Consultants	13,990
Diamond drilling	577,415
Field	155
Geology and engineering personnel	43,186
TAXES	1,530
Salaries	9,478
Expenses Non deductible	33,234
Mine Exploration Subtotal	708,861
Grand Total	4,093,076

9.2	2014 Exploration Activities

9.2.1	2014 Mine Exploration

During 2014, drilling was done on the La Luz Shallow, Daniela (Fw) and IB Zone.

There were 21 holes drilled in 4,979 m of HQ diamond drill core. A total of 1,326 samples were collected and submitted for assays. Mine exploration drilling conducted during 2014 is summarized in Table 9-2.

Table 9-2
2014 Mine Exploration Surface Drilling

Project Area	Number of Holes	Total Metres	Number of Samples Taken
La Luz Shallow	13	2,294	734
Daniela/IB	8	2,685	592
Total	21	4,979	1,326

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Surface diamond drilling was conducted by Versa Perforaciones S.A de CV. (Versa). Versa does not hold any interest in Endeavour Silver and is independent of the company.

In 2015 an exploration drilling program has been designed and approved to test the Bolañitos South veins area.

9.2.2	2014 Surface Exploration and Drilling

During 2014, Endeavour Silver completed a total of 23,188 m in 66 surface diamond drill holes at the Bolañitos Project. A total of 6,623 samples were collected and submitted for assays. Surface exploration drilling conducted during 2014 is summarized in Table 9-3.

Table 9-3
Bolañitos Project Surface Exploration Drilling Activities in 2014

Project Area	Number of Holes	Total Metres	Number of Samples Taken
La Luz	35	13,562	3,006
San Antonio-Lourdes	13	3,620	1,393
La Joya-Puertecito	15	5,033	1,654
Margaritas	3	973	570
Total	66	23,188	6,623

Surface diamond drilling was conducted by Layne de Mexico S.A. de C.V. (Layne), a wholly-owned subsidiary of the USA-base Layne Christensen Company (Layne Christensen). Neither Layne nor Layne Christensen holds an interest in Endeavour Silver and both are independent of the company.

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9.2.3	Other Surface Exploration Activities

            9.2.3.1. Surface Geological Mapping and Sampling

During 2014, Exploration field activities were focused to detailed mapping, sampling and interpretation of the Bolañitos South (San Antonio, Lourdes, La Cuesta, Plateros, Laura, Ave María and Margaritas) and Bolañitos North (Target A) areas.

These activities resulted on the assembly and prioritizing of drilling programs conducted in 2014 and others programmed for 2015.

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Figure 9-1 Surface Map showing Exploration Targets

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Bolañitos South

In 2014, geological mapping and sampling was conducted in the Bolañitos South area (Figure 9-2). The area included the San Antonio, Lourdes, La Cuesta, Maru, Gina, Aver María, Laura, Margaritas veins and the trend of Plateros (Figures 9-3 through 9-8). A total of 594 rock samples were collected and sent for analysis to ALS. Significant results are summarized in Tables 9-4 through 9-9.

Reconnaissance mapping was conducted over the trace of the San Antonio vein; the general trend is N75ºW, dipping 59ºSW. The trace of the San Antonio vein towards North (from the San Antonio shaft) included around 441 m long, the structure was inferred for around 325 m.

The Lourdes vein presents stopes and adits, the approximate width is 1.5 m, and there is a connection with the workings (Las Tepetareras) in the higher part (the entrance of the adit is inaccessible). Reconnaissance mapping was also made to check the continuity of the vein at the hanging wall of Lourdes (detachment of the Level 2).

Geological mapping and sampling was also conducted in the Margaritas vein area; the preferential trend of the structure is N64ºW and average dip 71ºSW; the structure was traced for around 718 m. Also at North of Margaritas were collected records of small structures at the footwall.

Reconnaissance mapping was made over the mineralized trend of Plateros, which in the El Puertecito Claim is called Lourdes, in the boundary limits of the claim there are two outcrops with the presence of a formal structure, and marked by a shear zone in the Andesite of the La Luz Formation; the preferential trend is N30ºW and average dip of 67ºSW.

The La Cuesta vein was traced for around 750 m long, in the area were located two adits of interest: San Ramón (around 20 m long) and Cabrera (around 40 m long) Mines; also in the area were located some “catas” and shafts. In the area it was located a vein called Maru, with a stope of 80 m long (collapsed), but the vein its almost no visible; the preferential trend is NW47ºSE, dipping 50º-68ºSW, the structure was traced for around 600 m long, the width varies from 0.40 to 0.80 m.

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Geological mapping was also conducted at the Ave María vein area, the structure has a preferential trend of N50ºW, dipping 68ºSW; the structure was traced for around 590 m, until an adit called La Bóveda.

During December, geological mapping and sampling was conducted over the Laura vein, located between the Margaritas and San Antonio veins.

Table 9-4
Significant Assays for the Rock Sampling in the San Antonio Area

Sample ID	Width (m)	Structure	Description	ALS Lab.
				Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
BOL-103	0.60	SAV N78°W/51°SW bajo tiro inclinado y arriba de Soc Sn Antonio	Zona de contacto Andesita Fg Arg W mat crackelado cn frag's Qz trsl txt sacaroide con escaso vuggy Qz	1.02	126	0.0047	0.0007	0.0043
BOL-104	0.55	SAV	Vn txt Ban Cca txt sacaroide+Qz trsl escaso y vuggy Qz con trazas de Arg FeO M-S dis y en fracts	1.13	190	0.0044	0.0010	0.0047
BOL-166	0.40	Vn	Vn; Qz(LECHOSO)-Cca; TRAZAS FeO; TRAZAS DISS Py-ARG?	0.07	129	0.0005	0.0003	0.0009
BOL-271	1.20		Frag's andesita Wea M-S FeO dis	1.72	154	0.0056	0.0007	0.0076
MCY- 1008	0.40	SAV N45°W/78°SW	Vn txt Ban Cca+Qz trsl txt sacaroide con bands delgadas de Qz trsl con escaso vuggy Qz FeO mod en fracts y W dis sulf finos Arg<1% con trazas de Py	0.22	106	0.0005	0.0002	0.0012
MCY- 1009	0.35	SAV	Vn txt Ban Cca+Qz trsl txt sacaroide con bands de Qz trsl delgadas y Qz bco coliforme con vuggy Qz en bordes	0.21	100	0.0003	0.0005	0.0007
MCY- 1010	0.35	SAV	Vn txt Ban Cca+Qz trsl txt sacaroide con bands delgadas de Qz trsl coliforme con sulf finos Arg <1% y trazas Py FeO en fracts mod	0.22	102	0.0005	<0.0002	0.0008
MCY-981	0.50	SAV en Tiros San Joaquin N64°W/53°SW a= 5m	Txt Bx Qz bco-trsl+Cca txt sacaroide con vuggy Qz (poroso) escaso boxwork y trazas pos sulf Ag FeO W-M en fracts	0.21	109	0.0007	<0.0002	0.0008
MCY-982	0.40	SAV en Tiros San Joaquin	Txt Bx-msv vuggy Qz poroso+Cca sacaroide en ocasiones zoneada por vuggy Qz moderada con escaso boxwork y trazas de pos Arg con FeO M-S en fracts y cav con Hem	0.34	158	0.0009	<0.0002	0.0011
MCY-983	0.40	SAV en Tiros San Joaquin	Txt msv-bx con Cca txt sacaroide+Qz trsl escaso- bco lechoso con vuggy Qz en bandas se observa trazas de pos Arg FeO moderado en fracts y Hem escasa en cavs	0.14	119	0.0004	0.0006	0.0006
MCY-997	0.50	SAV en Tiros San Joaquin	Vn txt Ban-BxQz trsl drusado cristales pequeños+Cca txt sacaroide con escaso vuggy Qz; FeO dis moderado y en cavs, con escaso boxwork Arg fina <1%	0.56	133	0.0007	0.0003	0.0011
MCY-998	1.10	SAV en Tiros San Joaquin	Vn txt Ban Qz trsl drusado crist pequeños+Cca txt sacaroide con vuggy Qz+Hemen cavs se obsv bandas de sulf finos Arg 0-1% y trazas de Py ox	2.70	153	0.0005	0.0002	0.0013

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Table 9-5
Significant Assays for the Rock Sampling in the Lourdes Area

Sample ID	Width (m)	Structure	Description	ALS Lab.
				Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
BOL-85	0.30	AND	AND DELEZNABLE; C/ FeO-MnO; POCO Qz(CRIST- LECHOSO); AL BAJO ESTRATIGRAFICO	0.28	100	0.0071	0.0005	0.0034
BOL-86	0.80	Vn	Vn-BAND; Qz(LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DISS ARG; NW45°SE/ 78° AL N	0.24	157	0.0017	0.0003	0.0011
BOL-87		TERRERO	TERRERO; Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS FeO-MnO; TRAZAS DISS ARG?	0.28	129	0.0006	0.0003	0.0015
MCY- 1021	0.60	MAT FALLA	MAT. FALLA; S FeO-MnO; W Qz(LECHOSO)-ALT ARG; AL ALTO DE Vn	0.18	110	0.0025	<0.0002	0.0022
MCY- 1031	0.60	LDV	Vn-Bx-BAND; Qz(LECHOSO-CRIST-ESQUELETICO); FeO- MnO; TRAZAS DISS CRIST ox-ARG?; NW52°SE/ 76° AL NE	2.87	249	0.0037	0.0003	0.0061
MCY-880	0.60	LDV	txt Bx Qz trsl con frag's Qz bco-trsl con 2° evento de vt mm de Qz trsl FeO moderado dis Py oxidada fina <1%	1.13	222	0.0024	0.0006	0.0028
MCY-886	0.20	2° NIV LDV N62°W/80°NE	txt Bx vuggy Qz trsl con FeO en cavidades y dis con 2° evento de Qz coliforme Py dis<1% con trazas de pos sulf de Ag	0.16	143	0.0019	0.0004	0.0013
MCY-894	0.55	2° NIV LDV	txt Ban vuggy Qz+Qz coliforme bco-trsl escaso con alto FeO en cavs y dis Py fina <1%	1.47	96	0.0019	0.0002	0.0010
MCY-943	0.20	Vl 2-4cm N20°E/79°NW	Vl 2-4cm Qz trsl txt bx y escaso drusado con FeO mod dis en JKaFmL Fg	0.24	263	0.0100	0.0007	0.0027
MCY-946	0.20	Vl a=10cm N76°W/71°NE	Vl txt Bx Qz trsl+Cca blade escasa y vuggy Qz escaso con Hem en cavs y FeO moderado dis Py incipiente con trazas de pos Arg	0.21	187	0.0062	0.0004	0.0014
MCY-967	0.65	Vn N45°E/68°NW a=0.65m	Txt Bx vuggy Qz trsl con FeO moderado dis y en fracts Hem en cavs Py incipiente y trazas de pos Arg.	0.76	126	0.0050	0.0003	0.0015

Table 9-6
Significant Assays for the Rock Sampling in the trend of Plateros Area

Sample_ID	Width mts	STRUCTURE	DESCRIPTION	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
BOL-318	0.60	Trend PL en cata	Andesita Fg mat fract Arg M FeO moderado dis Zona de alteración	0.28	37	0.0035	0.0004	0.0039
BOL-319	0.45	Trend PL en cata	Vn txt Bx Qz trsl drusado en Andesita de Fg Alteración moderada sulf dis Py 0-1% con trazas poss Arg FeO moderado en fracts	0.21	67	0.0027	0.0002	0.0022
BOL-316	0.40	Trend PL en cata	Vn txt msv-bx Qz trsl+Cca txt sacaroide con FeO M-S en fracts y W dis con Arg fina <<1%	0.45	83	0.0006	<0.0002	0.0007
BOL-313	0.20	Trend PL en cata	Vn txt bx Qz trsl-vuggy Qz con FeO moderado en fracts Py dis <1%	1.66	93	0.0007	<0.0002	0.0010
BOL-315	0.35	Trend PL en cata	txt msv Qztrsl+Ccasacroide FeO Mod en fracts Arg <1% trazas Py	0.35	117	0.0008	0.0002	0.0008
BOL-312	0.20	Trend PL en cata N25°W/43°SW	Vn txt bx vuggy Qz trsl con FeO-limonita encavs moderada Py dis 0-1%	2.30	153	0.0008	0.0002	0.0020
BOL-317	0.70	Trend PL en cata	Vn txt Bx Qz trsl+Cca txt sacaroide con escaso vuggy Qz FeO M-S	1.02	155	0.0010	<0.0002	0.0019
BOL-314	0.55	Trend PL en cata	Vn txt bx Qz trsl+Cca escasa con vuggy Qz FeO moderado en fracts y cavs Py dis 0-1% Arg<1%	3.68	187	0.0006	0.0003	0.0007

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Table 9-7
Significant Assays for the Rock Sampling in the La Cuesta Area

Sample ID	Width (m)	Structure	Description	ALS Lab.
				Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
MCY- 1025	0.20	Vt	Vl; Qz(LECHOSO-CRIST)-Cca; TRAZAS CRIST ox; FeO-MnO; NW35°SE/ 68° AL NE; SOCAVON POZO	0.69	135	0.0029	0.0004	0.0023
MCY- 1028	0.15	Vt	Vt; Qz (LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DISS CRIST ox	0.24	278	0.0057	0.0003	0.0048
MCY- 1029		TERRERO	TERRERO; Qz(LECHOSO-CRIST-ESQUELETICO); DISS Py-CalPy?- ARG?; FeO-MnO(TRAZAS); EN LA ENTRADA DEL SOCAVON	0.60	171	0.0021	0.0004	0.0019
MCY- 1034	0.25	Vn	Vn-BAND; Cca-Qz (LECHOSO-CRIST-ESQUELETICO); FeO-MnO; TRAZAS DIS CRIST ox-ARG?; NW30°SE/ 70° AL NE	0.28	345	0.0020	0.0004	0.0020
MCY- 1037	0.30	Vl	Vl Qz C/ AND; FeO-MnO; TRAZAS DISS CRIST ox-ARG?	0.48	222	0.0069	0.0005	0.0070
MCY-821	0.70	FALLA	MATERIAL FALLA DELEZNABLE; POCO Qz-Cca; ALMAGRE (FeO); TRAZAS DIS MnO; TRAZAS ALT ARG; NW70°-77°SE/ 40° AL S	0.18	262	0.0028	0.0009	0.0053
MCY-822	0.55	Vn	Vn-Bx-Ban; Qz-Cca; TRAZAS CRIST ox; Fe-MnO; TRAZAS DIS ARG?	0.18	219	0.0003	0.0007	0.0021
MCY-831	0.75	Vn	Vn; Cca-Qz(LECHOSO-ESQUELETICO); POCO FeO-MnO; TRAZAS CRIST ox-ARG?	0.07	118	0.0005	0.0003	0.0030
MCY-835	0.45	Vn	Vn; Qz(LECHOSO)-Cca; CRIST ox; FeO(ALMAGRE)-MnO; TRAZAS ALT ARG; TRAZAS DIS ARG?	0.55	330	0.0006	0.0006	0.0016
MCY-852	1.20	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO)-Cca; FeO-MnO; TRAZAS DISS CRIST ox-ARG?; NW50°SE/ 74° AL NE	3.55	137	0.0007	<0.0002	0.0016
MCY-860	0.30	Vn	Vn-Bx; Qz(LECHOSO-CRIST-ESQUELETICO)(TRAZAS Qz VERDE CLARO); FeO-MnO; TRAZAS DISS ARG?; NW37°SE/ 73° AL NE	0.24	234	0.0013	<0.0002	0.0014
MCY-864	0.40	Vn	Vn; Qz(ESQUELETICO-LECHOSO); FeO-MnO; NW38°SE/ 62°-72° AL NE	0.77	213	0.0031	0.0017	0.0031
MCY-867	0.40	Vn	Vn; Qz(LECHOSO-CRIST-ESQUELETICO); TRAZAS DISS CRIST ox-Py- ARG?; Chl; NW30°SE/ 55° AL NE	0.30	113	0.0013	0.0004	0.0021

Table 9-8
Significant Assays for the Rock Sampling in the Laura Area

Sample ID	Width (m)	Structure	Description	ALS Lab.
				Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
BOL-393	0.00	TERRERO	TERRERO; Qz(LECHOSO-ESQUELETICO); TRAZAS DISS Py; TRAZAS DISS ARG-CERARGIRITA?; SOCAVON N40°W	0.57	186	0.0007	<0.0002	0.0019
BOL-395	0.25	Vl	Vl; Qz(LECHOSO-ESQUELETICO); FeO-MnO(TRAZAS); NW10°SE/ 85° AL N-VERTICAL	0.58	117	0.0038	<0.0002	0.0017
BOL-397	0.00	TERRERO	TERRERO; Qz(LECHOSO-ESQUELETICO); FeO-Mn	2.07	260	0.0012	0.0004	0.0009
BOL-441	0.00	TERRERO	TERRERO; Qz(LECHOSO-ESQUELETICO-CRIST); TRAZAS DISS ARG?; TRINCHERA	1.17	117	0.0006	<0.0002	0.0006
BOL-442	0.00	TERRERO	TERRERO; Qz(LECHOSO-ESQUELETICO-CRIST); FeO-MnO; TRAZAS DISS ARG?; CATA	4.97	157	0.0008	0.0002	0.0007
BOL-446	0.08	Vl	Vl-BAND; Qz(LECHOSO-ESQUELETICO); FeO-MnO; TRAZAS DISS ARG?; NW20°SE/ 80° AL SW	1.03	221	0.0035	0.0002	0.0018
BOL-447	0.10	Vt	Vt; Qz(LECHOSO-ESQUELETICO); TRAZAS FeO-MnO; TRAZAS DISS ARG?-Py; Chl; ; NW44°SE/ 73° AL SW	1.46	143	0.0012	<0.0002	0.0010
BOL-451	0.25	Vl	Vl-BAND; Qz(LECHOSO-ESQUELETICO); FeO-MnO; TRAZAS Chl-Ep; NW50°SE/ 82° AL NE	1.90	175	0.0032	0.0010	0.0027
BOL-453	0.15	Vt	Vt-BAND; Qz(LECHOSO-ESQUELETICO); TRAZAS DISS Py-ARG?; TRAZAS Chl; NW45°SE/ 80° AL NE	6.11	154	0.0010	0.0004	0.0012
BOL-459	0.15	Vl	Vl-BAND; Qz(LECHOSO); FeO-MnO; TRAZAS DISS ARG?; NW20°SE/ 75° AL NE	0.63	142	0.0041	0.0003	0.0025

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Table 9-9
Significant Assays for the Rock Sampling in the Margaritas Area

Sample ID	Width (m)	Structure	Description	ALS Lab.
				Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
BOL-114	0.25	El Sauz Vn? a=25cm N75°W/87°SW	Vn txt Bx Qz bco-trsl txt sacaroide+Cca moderada con Py incipiente y trazas de Arg FeO moderado en fracts	1.77	76	0.0015	<0.0002	0.0014
BOL-132 BOL-139	0.20 0.35	Vl a=7cm N7°W/85°SW en camino MV a=35cm N45°W/75°SW en camino	Vl txt Ban Qz trsl+Cca txt sacaroide con escaso Qz trsl drusado FeO moderado en fracts Py ox incipiente vn txt Ban Qz trsl drusado-bcocon escaso vuggy Qz FeO moderado dis y en fracts	1.01 0.81	167 122	0.0005 0.0022	0.0002 0.0003	0.0015 0.0016
BOL-203	4*2	Mtra de área Rodados de Qz en traza de MV	Frag´s Vn txt Ban Qz trsl+Cca txt sacaroide con Qz trsl drusado cristales pequeños con sulf dis Arg <1% y trazas de Py con FeO W en fracts	4.38	211	0.0007	<0.0002	0.0007
BOL-207	1.00		Andesita Sd Arg M FeO moderado en fracts y dis	1.64	146	0.0006	<0.0002	0.0005
BOL-309	0.45	MV	Vn txt msv-Bx Cca+Qz trsl txt sacaroide escaso Qz trsl txt Bx sulf dis Arg<1% trazas de Py FeO moderado en fracts	2.38	60	0.0004	<0.0002	0.0004
BOL-322	0.20	Vn al Hw de MV N86°W/51°SW a=35cm	Vn txt msv Cca+Qz trsl escaso txt sacaroide con FeO moderado en fracts	0.31	119	0.0015	<0.0002	0.0013
BOL-323	0.25	Vn al Hw de MV	Vn txt Bx Qz trsl drusado escaso FeO moderado en fracts	1.23	94	0.0017	0.0003	0.0020
BOL-332	0.20	MV en cata N32°W/67°SW a=8cm	Bx Qz trsl drusado en andesita de Fg Arg M FeO moderado dis y en fracts	0.32	115	0.0033	0.0002	0.0056
BOL-338	0.25		Vl de Qz trsl drusado en andesita Fg Prop W FeO M en fracts	31.40	110	0.0047	0.0005	0.0029
BOL-341	0.25	MV en pequeño socavon N45°W/81°SW a=9cm	Vn Qz trsl drusado con FeO moderado en fracts y dis	0.69	119	0.0046	0.0006	0.0070
BOL-349	0.20	Vl al HwMV N85°W/55°NE a=8cm	Bx Qz trsl drusado con escaso vuggy Qz FeO S en fracts y dis	1.65	124	0.0031	0.0003	0.0033
BOL-404	0.30	LLV	Vn Qz bco vuggy Qz poroso con FeO moderado dis y en cavidades	1.33	50	0.0035	0.0011	0.0013
BOL-405	0.60	LLV	Vn Qz txt msv-bx con FeO moderado en fracts Py incipiente oxidada y trazas de pos Arg	1.01	18	0.0022	0.0002	0.0006
BOL-411	0.20		Vl txt Bx Qz trsl+Cca txt sacaroideFeO moderado en fracts y dis	0.60	200	0.0019	0.0007	0.0025
BOL-412	0.60	Hw MV N20°W/79°SW en tajo peq	Vn txt Bx Qz trsl+Cca txt sacaroide FeO moderado en fracts Arg0-1% dis	1.72	298	0.0029	0.0002	0.0026
BOL-414	0.45	Hw MV	Vl Qz bco txt bx en andesita Fg Prop W FeO moderado en fracts y dis	1.18	111	0.0049	<0.0002	0.0039

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 9-2 Surface Map of the Bolañitos South area.

Figure 9-3 Surface Map and photographs of the of the San Antonio area.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 9-4 Surface Map and photographs of the Plateros/Lourdes trend area.

Figure 9-5 Surface Map and photographs of the La Cuesta, Maru and Gina veins area.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 9-6 Surface Map and photographs of the Ave María vein area.

Figure 9-7 Surface Map and photographs of the Margaritas vein area.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 9-8 Surface Map and photographs of the Laura area.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Bolañitos North

At the End of 2014, reconnaissance mapping and sampling was conducted between La Luz and Bolañitos veins (Target A) (Figures 9-9 & 9-10). A total of 91 rock samples were collected and sent for analysis. Significant results are summarized in Table 9-10.

The area is covered by vegetation; the main creeks were prospected in order to locate possible structures to be traced. At the footwall of La Luz vein were located some small structures (1 to 30 cm); at the footwall of the Bolañitos Vein were located at least 3 structures with potential, with developments.

Structure 1 (Figure 9-11): Apparently the structure is a detachment of Bolañitos Vein at the footwall; the trend is N30ºW/60ºNE with an expression of 4.40 m in the creek, with an adit with the trend of the structure at the right side of the creek, this working its accessible. The works will continue on January 2015.

Structure 2 (Figure 9-12): Trending N30ºW, dipping around 75ºSW; the expression in the creek is 2 m width, with a veinlet zone at the hanging wall and footwall; over the structure it’s located the Palomas Adit, which apparently is accessible. Apparently the working has good development with at least 2 shafts; according with the Peñoles geology it might be the San Miguelito vein. This structure has the Priority 1 to resume activities on January 2015.

Veinlets: Also were located a couple of veinlets; the first one trending N60ºW/67ºSW with around 0.50 m width, over the structure, at SE, it was located a small flooded adit, and according with the owner some samples were collected with values of Au, the structure continues over the left side of the creek; the second veinlet trending N32ºW/751SW, with 0.50 m width, structure in a small adit of at least 10 m deep at the right side of the creek, over the creek were located a couple of veinlets of 20 cm width. Possibly these structures could be detachments of the San Bernabe Vein with minor influence.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Table 9-10
Significant Assays for the Rock Sampling in the Bolañitos North Area

Sample_ID	Wide mts	STRUCTURE	DESCRIPTION	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)
BOL502	0.20	Vl a=20cm NW31ºSE/59ºSW	Vl Bx Qz sacaroide-trsl-Vu?+Cca con presencia de FeO (hem- Mn (pirolusita)-Lim) Py incipiente; Sil M; Ox M	1.225	17.6	0.001	0.0006	0.0016
BOL-519	0.20		Bx en dioritas, Vt Qz trsl+Ccacon diss Py 0-10% (Ox W)	0.21	55	0.0016	0.0006	0.0045
BOL-529	0.40		Bx Qz trsl+Cca con frags andesita, FeO, Py 0-10%; Ox W	0.07	47	0.0015	0.0003	0.0025
BOL-530	0.30	Vl a=120cm N50°W/87°NE	Bx Qz trsl+Cca con frags andesita, FeO, Py 5-8, se observan arcillas oscuras posible Arg?; Ox W	0.07	34	0.0025	0.0004	0.0024
BOL-532	0.60		Bx Qz trsl-bco+Cca con frags de andesita, FeO, Py 0-5%; Ox W	0.11	39	0.0015	0.0003	0.0043
BOL-537	1.40		Msv? Qz trsl-bco ligeramente bandeado, coloforme? Py 0- 1%; Ox escasa	0.94	44	0.0001	0.0003	0.0002
BOL-541	0.80		Andesita con vts Qz+Cca dando aspecto Bx-Sw1, FeO, Py 0- 5%, (Ox W)	0.74	46	0.0036	0.0004	0.0045
BOL-542	0.85		Vn txt Bx Ccatxt sacaroide+Qz trsl drusado FeO moderado en fracts y escaso diss con trazas de pos Arg	0.88	35	0.0024	0.0004	0.0035
BOL-543	0.35	Vl a=35cm N23W/62°NE	Vl txt bx Qz trsl drusado+Cca escasa FeO moderado dis y en fracts Py incipiente	0.377	19.2	0.0015	0.0005	0.0017
BOL-546	0.20	Vl a=20cm N10ºE/61ºNW	Vl txt masiva-bandeada Cca txt sacaroide+Qz trsl con moderado FeO en fracts Py incipiente en andesita	0.339	14.8	0.006	0.0002	0.0039
BOL-555	0.60	Vn en Soc. Palomas a=2m N30ºW/75ºSW	Vn txt bx Qz trsl+Cca txt sacaroide Py dis <1% con FeO M-S con trazas de poss Arg vuggy Qz escaso	4.04	13.9	0.0017	0.0002	0.0015
BOL-556	0.45	Vn en Soc. Palomas	Vn txt Bx con escasos frags angulosos de andesita Cca txt sacaroide vuggy Qz+FeO S y Qz trsl escaso Py incipiente	1.82	66	0.0009	<0.0002	0.0006
BOL-557	0.25	Vn en Soc. Palomas	Vn txt Bx escasos frags angulosos de andesita Qz trsl drusado+Cca txt sacaroide Py dis 0-1% oxidada FeO S dis y en fracts	1.31	43	0.0009	0.0002	0.0006

Page 9-16

UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 9-9 Surface Map of the Bolañitos North area.

Figure 9-10 Surface Map and photographs of the Target A.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 9-11 View looking NW; photograph showing detachment of Bolañitos Vein.

Figure 9-12 View looking NW; photograph showing the San Miguelito Vein.

Page 9-18

UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

10.0	DRILLING

10.1	GENERAL DISCUSSION

10.1.1	Surface Drilling Procedures

The drilling and core logging procedures, usually accepted and established in the Procedures Manual of Exploration are summarized as:

•	Once a drilling program is developed, it has to be reviewed and approved by the management of Endeavour Silver.

•	To develop this program it’s necessary to have the approval of the environmental authorities (Semarnat).

•	The drill pads are marked and constructed according to a drilling program that previously was approved.

•	Drill holes are typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling is designed for intercept angles less than about 30º.

•	Drill holes must go through the targeting zone and are extended an average of 50 m to avoid possible changes on the dip of the structure.

•	Drill holes are typically HW to NW size in diameter.

•	The drill rig is installed under a strict control by the staff of Endeavour Silver, registering the azimuth, inclination and relative position to the drilling program.

•

During the drilling advance, the trajectory of the drill hole it’s controlled through an electronic instrument equipped with a pair of accelerometers that measure the azimuth and inclination of the drill hole (Reflex), these survey measurements are made at 50 m intervals from the collar to the bottom and one extra in the mineralized zone. The survey data are sent to the office and thence to the Vulcan mine planning software and AutoCAD databases.

•	True thicknesses are estimated from the measured inclination of the drill hole intercept and the interpreted dip of the vein.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

•	Drill core is collected daily and carried to the core logging facilities, always under supervision of the Endeavour Silver’s geologist.

•

The core storage facilities at Bolañitos are well protected by high level security fences and are under 24 hours surveillance by security personnel. This arrangement minimizes any possibility of tampering with the dill cores.

10.1.2	Surface Core Logging Procedures

In 2014, Endeavour Silver continued using its drill hole data collection and data management system for its exploration projects. In which all the geological and mechanical characters are collected and saved, with the purpose that this data it’s converted in a permanent and reliable information.

The configuration setup by Century Systems Technologies Inc. was previously selected for this purpose (Figure 10-1). Century was chosen because it directly interfaces with other software such as Vulcan, MapInfo and ArcGIS. The configuration selected was as follows:

•	DHLogger for drill hole data collection, management and reporting, which runs on a Windows XP or Windows 7 computer.

•	DHLite for drill hole data collection, which runs on a handheld Windows mobile computer. Fusion Client to move data back and forth between the local computer and the server(s).

Figure 10-1
Century’s Configuration for Drill Hole Data Collection for the Bolañitos Project

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

In 2008, Endeavour Silver established logging codes and other database organization protocols and implemented the Century data collection and data management system at the Guanajuato properties.

Each project is captured into a DHLogger stand-alone database. The database comes in two files that can be easily copied to the office for backup and sharing of the data.

Only one person can be adding data to a project’s database at a given time in DHLogger but many people can be logging drill holes on DHLite at the same time.

The data are captured at the Project or in the office and the database files can be posted to a secure area in the office for others to copy to their computer and view

10.2	2014 Surface Drilling Program and Results

In 2014, Exploration Drilling at the Bolañitos Project was focused on the La Luz (Central and Shallow parts), Daniela-IB Zone and Bolañitos South (San Antonio, Lourdes, Puertecito South, La Joya South and Margaritas) areas.

10.2.1	2014 La Luz System Surface Diamond Drilling Program

In January, 2014, follow-up surface diamond drilling resumed in the La Luz vein area, using two drill rigs (Layne and Versa). At the end of the program, Endeavour Silver had completed a total of 15,856 m in 48 holes in La Luz vein area (Table 10-1, Table 10-2 and Figure 10-2).

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Table 10-1
2014 Summary of La Luz Surface Diamond Drilling for La Luz vein

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
LZ17-3	88 º	-62 º	HQ	463.20	10/12/2013	10/01/2014
LZ22-3	87 º	-69 º	HQ	340.40	11/01/2014	18/01/2014
LZ25-2	86 º	-70 º	HQ	441.85	19/01/2014	27/01/2014
LZ24-1	83 º	-68 º	HQ	478.20	28/01/2014	05/02/2014
LZ23-2	87 º	-56 º	HQ	473.95	06/02/2014	15/02/2014
LZ21-1	111 º	-68 º	HQ	400.85	15/02/2014	22/02/2014
LZ17-4	75 º	-62 º	HQ	284.75	23/02/2014	28/02/2014
LZ16-4A	97 º	-62 º	HQ	41.00	28/02/2014	01/03/2014
LZ16-4	97 º	-62 º	HQ	299.95	01/03/2014	07/03/2014
LZ18-3	37 º	-71 º	HQ	344.45	07/03/2014	14/03/2014
LZ15-1	117 º	-60 º	HQ	344.25	14/03/2014	21/03/2014
LZ16-5	105 º	-76 º	HQ	359.55	21/03/2014	28/03/2014
LZ18-4	22 º	-76 º	HQ	411.40	28/03/2014	05/04/2014
LZ17-5	49 º	-83 º	HQ	429.70	05/04/2014	14/04/2014
LZ15-2	92 º	-69 º	HQ	376.20	14/04/2014	21/04/2014
LZ15-3	92 º	-75 º	HQ	417.55	21/04/2014	28/04/2014
LZ19-2	84 º	-45 º	HQ	389.95	29/04/2014	08/05/2014
LZ19-3	86 º	-56 º	HQ	420.45	08/05/2014	15/05/2014
LZ21-2	106 º	-61 º	HQ	393.05	16/05/2014	24/05/2014
LZ22.5-1A	67 º	-75 º	HQ	51.50	24/05/2014	25/05/2014
LZ22.5-1	65 º	-75 º	HQ	374.70	25/05/2014	01/06/2014
LZ22-4	83 º	-82 º	HQ	448.00	01/06/2014	09/06/2014
LZ17-6	87 º	-73 º	HQ	586.80	09/06/2014	21/06/2014
LZ14-3	106 º	-62 º	HQ	369.40	21/06/2014	27/06/2014
LZ15-4	91 º	-79 º	HQ	462.15	27/06/2014	05/07/2014
LZ14-4	118 º	-74 º	HQ	445.15	05/07/2014	12/07/2014
LZ16-6	45 º	-80 º	HQ	498.35	12/07/2014	22/07/2014
LZ17-7	87 º	-69 º	HQ	540.10	23/07/2014	02/08/2014
LZ14-5	93 º	-45 º	HQ	163.50	02/08/2014	06/08/2014
LZ13-1	126 º	-45 º	HQ	178.50	06/08/2014	09/08/2014
LZ20-1	118 º	-59 º	HQ	393.15	02/08/2014	10/08/2014
LZ16-7	27 º	-45 º	HQ	207.00	09/08/2014	13/08/2014
LZ15-5	52 º	-46 º	HQ	169.50	14/08/2014	18/08/2014
LZ15-6A	44 º	-62 º	HQ	15.00	18/08/2014	18/08/2014
LZ23-3	42 º	-81 º	HQ	417.25	10/08/2014	18/08/2014
LZ15-6	44 º	-62 º	HQ	186.80	19/08/2014	22/08/2014
LZ15-7	34 º	-71 º	HQ	217.50	22/08/2014	27/08/2014
LZ21-3	112 º	-76 º	HQ	455.75	18/08/2014	27/08/2014
LZ15-8	19 º	-74 º	HQ	252.00	27/08/2014	03/09/2014
LZ14-6	103 º	-82 º	HQ	213.00	03/09/2014	06/09/2014
LZ14-7	105 º	-57 º	HQ	181.00	08/09/2014	12/09/2014
LZ14-8	80 º	-68 º	HQ	190.50	12/09/2014	17/09/2014
LZ17-8	87 º	-45 º	HQ	142.50	17/09/2014	20/09/2014
LZ18-5	55 º	-45 º	HQ	177.00	22/09/2014	25/09/2014
LZ13-2	122 º	-54 º	HQ	368.05	14/09/2014	22/09/2014
LZ11-1	78 º	-45 º	HQ	409.45	22/09/2014	01/10/2014
	Total			15,224.30

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Table 10-2
2014 Summary of La Luz Surface Diamond Drilling for HW La Luz vein

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
HLZ03-1	218 º	-50 º	HQ	280.40	28/08/2014	04/09/2014
HLZ04-1	220 º	-57 º	HQ	350.85	04/09/2014	14/09/2014
	Total			631.25

Figure 10-2 Surface Map showing completed drill holes in the La Luz Area.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

The La Luz vein and some minor splays primarily consist of quartz (white to translucent) +/- calcite with minor amethyst. Greenish-yellow sericite occurs locally and bladed calcite replaced by quartz is rare. Colloform banding was observed in some intercepts. The vein is also commonly brecciated, especially at depth, consisting mainly of sub angular fragments of andesite hosted in quartz. Sulphide mineralization includes fine disseminated pyrite, up to 2%, argentite (<1%) and traces of pyrargyrite.

In the upper elevations of the La Luz area, the host rock for the La Luz vein is andesite from the La Luz Formation (JKa-FmL). The host rock for the Plateros vein is also the La Luz Formation (JKa-FmL).

In deeper holes, the La Luz vein occurs along a fault contact which separates the La Luz Formation (JKa-FmL) from the underlying shales and volcanics of the Esperanza Formation (JKsh-FmE).

The objective of the program was complete the definition of the mineralized body located at the Central part of La Luz (Asunción-Refugio) and to test the Hw La Luz vein. No significant results returned for the Hw La Luz vein.

Drilling highlights for the La Luz vein include 87 g/t silver & 2.31 g/t gold over 3.06 m true width in hole LZ11-1, 551 g/t silver & 11.01 g/t gold over 2.45 m true width in hole LZ15-1, 325 g/t silver & 6.24 g/t gold over 3.51 m true width in hole LZ15-2, 130 g/t silver & 2.94 g/t gold over 1.06 m true width in hole LZ16-4, 122 g/t silver & 5.56 g/t gold over 3.05 m true width in hole LZ17-3, 329 g/t silver & 4.75 g/t gold over 4.60 m true width in hole LZ17-4, 68 g/t silver & 11.41 g/t gold over 3.23 m true width in hole LZ19-2, 528 g/t silver & 4.66 g/t gold over 1.31 m true width in hole LZ21-1 and 405 g/t silver & 2.35 g/t gold over 1.60 m true width in hole LZ22-3.

Significant drilling results are summarized inTable 10-3 and Table 10-4.

Figure 10-3 through Figure 10-11 shows vein intercepts of several holes drilled on La Luz area.

The La Luz vein intercepts are shown on the longitudinal section in Figure 10-12.

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Figure 10-13 through Figures 10-16 depict typical cross-sections showing several of the holes drilled to test the La Luz vein structure in the La Luz area of Guanajuato.

Table 10-3
Significant Surface Drill Hole Assay Summary for Intercepts of the La Luz vein area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
LZ11-1	La Luz Vein	352.95	358.55	5.60	5.42	51	1.48
	La Luz Composite	355.05	358.25	3.20	3.06	87	2.31
	Including	355.75	355.95	0.20	0.19	397	14.75
LZ13-2	La Luz Vein	317.25	323.55	6.30	5.10	32	1.79
	La Luz Composite	317.60	321.05	3.45	2.79	45	2.87
	Including	317.80	318.15	0.35	0.28	188	9.45
LZ14-3	La Luz Vein	322.50	328.20	5.70	4.30	47	1.51
	La Luz Composite	322.50	327.75	5.25	3.96	49	1.60
	Including	325.10	325.45	0.35	0.26	204	1.51
LZ14-7	La Luz Vein	132.80	134.60	1.80	1.32	100	0.45
	La Luz Composite	132.80	134.35	1.55	1.13	116	0.52
	Including	132.80	133.80	1.00	0.73	157	0.72
LZ15-1	La Luz Vein	292.55	298.25	5.70	4.10	331	6.90
	La Luz Composite	294.85	298.25	3.40	2.45	551	11.01
	Including	297.10	297.90	0.80	0.58	846	19.15
LZ15-2	La Luz Vein	341.50	346.95	5.45	4.11	278	5.35
	La Luz Composite	342.30	346.95	4.65	3.51	325	6.24
	Including	346.65	346.95	0.30	0.23	729	14.15
LZ15-3	La Luz Vein	375.05	378.20	3.15	2.15	3	2.06
	La Luz Composite	375.05	380.30	5.25	3.80	32	2.47
	Including	379.50	379.85	0.35	0.29	133	5.14
LZ15-8	La Luz Vein	194.70	198.20	3.50	1.80	49	0.39
	La Luz Composite	195.65	197.60	1.95	1.00	80	0.62
	Including	196.05	196.45	0.40	0.21	272	1.72
LZ16-4	La Luz Vein	265.45	269.70	4.25	3.21	57	1.11
	La Luz Composite	268.60	270.00	1.40	1.06	130	2.94
	Including	269.25	269.70	0.45	0.34	295	3.79
LZ16-5	La Luz Vein	330.80	333.50	2.70	1.84	85	2.33
	La Luz Composite	330.80	332.90	2.10	1.43	104	2.71
	Including	332.65	332.90	0.25	0.17	243	8.21
LZ16-7	La Luz Vein	162.45	163.55	1.10	0.65	27	2.05
	La Luz Composite	162.20	164.05	1.85	1.09	17	1.28
	Including	163.10	163.55	0.45	0.26	23	3.03

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LZ17-3	La Luz Vein	430.80	439.40	8.60	5.72	67	3.86
	La Luz Composite	430.80	435.55	4.75	3.05	122	5.56
	Including	431.95	432.30	0.35	0.22	525	8.84
LZ17-4	La Luz Vein	249.40	257.90	8.50	5.46	277	4.01
	La Luz Composite	249.40	256.55	7.15	4.60	329	4.75
	Including	253.70	253.90	0.20	0.13	1530	9.44
LZ17-5	La Luz Vein	378.45	381.20	2.75	1.69	41	1.37
	La Luz Composite	378.65	380.50	1.85	1.14	56	1.62
	Including	378.65	379.10	0.45	0.28	95	2.17
LZ17-8	La Luz Vein	131.50	133.50	2.00	1.84	56	0.42
	La Luz Composite	131.50	132.60	1.10	1.01	75	0.49
	Including	131.50	131.70	0.20	0.18	174	1.14
LZ18-3	La Luz Vein	308.70	313.60	4.90	3.08	28	2.80
	La Luz Composite	309.50	313.60	4.10	2.58	33	3.08
	Including	310.75	311.05	0.30	0.19	263	2.60
LZ19-2	La Luz Vein	350.40	353.35	2.95	2.81	51	9.53
	La Luz Composite	349.15	352.55	3.40	3.23	68	11.41
	Including	350.95	351.40	0.45	0.43	149	40.80
LZ19-3	La Luz Vein	380.85	383.05	2.20	1.96	67	0.77
	Including	380.85	381.40	0.55	0.49	193	0.47
LZ20-1	La Luz Vein	362.25	364.00	1.75	1.43	48	1.31
	La Luz Composite	362.70	364.00	1.30	1.06	57	1.58
	Including	363.70	364.00	0.30	0.25	85	2.80
LZ21-1	La Luz Vein	376.00	377.95	1.95	1.38	501	4.42
	La Luz Composite	375.35	377.20	1.85	1.31	528	4.66
	Including	376.60	376.90	0.30	0.21	2580	27.10
LZ21-3	La Luz Vein	410.10	412.50	2.40	1.78	21	1.32
	La Luz Composite	410.10	412.70	2.60	1.93	24	1.31
	Including	410.10	410.50	0.40	0.30	33	4.59
LZ22-3	La Luz Vein	312.55	316.25	3.70	3.03	221	1.35
	La Luz Composite	312.55	314.50	1.95	1.60	405	2.35
	Including	313.00	313.50	0.50	0.41	865	3.85
LZ22-4	La Luz Vein	384.55	389.10	4.55	3.22	5	1.45
	La Luz Composite	385.00	387.60	2.60	1.84	7	2.24
	Including	385.00	385.30	0.30	0.21	21	13.40

Table 10-4
Surface Drill Hole Assay Summary for Intercepts of the Hw La Luz vein area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
HLZ03-1	Hw La Luz Vein	195.35	196.10	0.75	0.48	1	0.02
HLZ04-1	Hw La Luz Vein	293.40	294.05	0.65	0.17	0.4	<0.005

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Figure 10-13 Cross Section through Holes LZ15-1, LZ15-2, LZ15-3, LZ15-4, LZ15-5, LZ15-
6, LZ15-7 & LZ15-8 drilled to test the La Luz vein in the La Luz area.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figures 10-14 & 10-15 Cross Sections through Holes LZ16-1, LZ16-2, LZ16-3, LZ16-4,
LZ16-5, LZ16-6 & LZ16-7 and LZ17-1, LZ17-2, LZ17-3, LZ17-4, LZ17-5, LZ17-6, LZ17-7 &
LZ17-8 drilled to test the La Luz vein in the La Luz area.

Figures 10-16 & 10-17 Cross Sections through Holes LZ19-1, LZ19-2 & LZ19-3 and LZ22-
1, LZ22-2, LZ22-3 & LZ22-4 drilled to test the La Luz vein in the La Luz area.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

10.2.2	2014 Daniela/IB Surface Diamond Drilling Program

In April 2014, surface diamond drilling resumed on the Daniela and IB Zone areas, using one Layne drill rig. By mid-June 2014, Endeavour Silver had completed a total of 2,685 m in 8 holes (Table 10-5, Table 10-6 and Figure 10-18).

Table 10-5
2014 Summary of the Daniela Surface Diamond Drilling

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
DN-60	232 º	-74 º	HQ	662.00	12/04/2014	26/04/2014
DN-61	239 º	-55 º	HQ	247.10	26/04/2014	30/04/2014
DN-62	250 º	-70 º	HQ	570.25	30/04/2014	13/05/2014
	Total			1,479.35

Table 10-6
2014 Summary of the IB Surface Diamond Drilling

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
WT14-02	180 º	-45 º	HQ	211.55	29/05/2014	03/05/2014
IB10-1	38 º	-50 º	HQ	499.50	14/05/2014	24/05/2014
WT14-01	38 º	-75 º	HQ	202.65	24/05/2014	28/05/2014
IB05-1	38 º	-45 º	HQ	52.75	04/06/2014	09/06/2014
IB05-2	35 º	-55 º	HQ	239.00	09/06/2014	13/06/2014
	Total			1,205.45

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Figure 10-18 Surface Map showing completed drill holes in 2011 & 2012 (gray) and 2014
(black) on the Daniela/IB Area.

The target of this program was to try to test a possible vein located at footwall of Daniela and the definition of the possible IB vein. The results of these drill holes were negative.

No significant assays results returned for both Daniela Fw and IB veins.

Drilling results are summarized in Table 10-7 and Table 10-8.

The Daniela vein intercepts are shown on the longitudinal section in Figure 10-19.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 10-20 through Figure 10-22 depict typical cross-sections showing several of the holes drilled to test the Daniela Fw vein and IB zone in the Daniela/IB area.

Table 10-7
Surface Drill Hole Assay Summary for Intercepts of the Daniela area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
DN-60	Veinlet	160.45	160.70	0.25	0.18	15	0.09
	Vein	255.50	258.55	3.05	0.77	8	2.11
	Stockwork Zone	335.65	339.05	3.40	0.59	3	0.16
	Daniela (DV1) Projection Zone	420.85	429.75	8.90	4.45	0.2	0.01
	Daniela Fw ?	608.55	609.50	0.95	0.52	0.3	<0.005
	Veinlet?	610.65	610.90	0.25	0.18	0.4	0.01
DN-61	Veinlet	108.70	109.40	0.70	0.45	1	0.02
	Old Working	244.00	246.45	Ow
DN-62	Veinlet	132.45	133.50	1.05	0.42	108	0.30
	Daniela Vein (DV1)?	392.10	392.35	0.25	0.13	5	1.00
	Daniela Fw ?	454.25	454.50	0.25	0.14	10	5.40

Table 10-8
Surface Drill Hole Assay Summary for Intercepts of the IB area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
IB05-2	Veinlet	13.75	14.25	0.50	0.29	1	0.03
	IB Vein (?)	185.30	185.85	0.55	0.50	95	0.14
	IB Composite	184.15	185.85	1.70	1.54	39	0.10
IB10-1	Vein	73.25	74.45	1.20	0.83	48	2.24
	Vein	384.40	384.60	0.20	0.13	<0.2	<0.005
WT14-01	Veinlet	22.10	22.70	0.60	0.46	25	0.21
	Veinlet	24.85	25.60	0.75	0.26	24	0.20
	Vein	44.50	47.60	3.10	0.70	21	0.17
	Veinlet (N25ºW/65ºSW)?	110.10	110.30	0.20	0.13	11	0.10
	Veinlet (N25ºW/65ºSW)?	130.10	130.35	0.25	0.18	196	0.30
WT14-02	Veinlet	123.10	123.35	0.25	0.18	3	0.02
	Veinlet	179.00	179.20	0.20	0.19	36	<0.05

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Figure 10-19 Longitudinal Section (Looking NE) showing intersection points on Daniela and Daniela Fw Veins.

Figure 10-20 & 10-21 Cross Sections through Holes KA-13, KA-14, KA-15, KA-16, KA-25,
DN-1, DN-2, DN-53 & DN-60 and LC-12, LC-15, LC-16, DN-44, DN-45, DN-46A & DN-62
drilled to test the Daniela and Daniela Fw veins in the Daniela area.

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Figure 10-22 Cross Section through Holes IB10-1 and WT14-01 drilled to test the Daniela and Daniela Fw veins in the Daniela area.

10.2.3	2014 Bolañitos South Surface Diamond Drilling Program

In June, 2014, surface diamond drilling commenced on the Bolañitos South veins area (San Antonio, Lourdes, Puertecito South, La Joya South and Margaritas), with two Layne drill rigs. By the End of November, 2014, Endeavour Silver had completed a total of 9,627 m in 31 holes (Tables 10-9 through Table 10-13 and Figure 10-23).

Table 10-9
2014 Summary of the San Antonio Surface Diamond Drilling

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
SA25.5-1	25 º	-57 º	HQ	258.55	14/06/2014	19/06/2014
SA25.5-1	25 º	-90 º	HQ	217.90	19/06/2014	23/06/2014
SA23-1A	25°	-45 °	HQ	44.95	10/07/2014	11/07/2014
SA23-1	25 º	-45 º	HQ	245.00	11/07/2014	15/07/2014
SA19-1	35 º	-58 º	HQ	252.85	15/07/2014	21/07/2014
SA19-2	160 º	-84 º	HQ	292.55	21/07/2014	26/07/2014
SA27-1	330 º	-45 º	HQ	206.85	01/08/2014	05/08/2014
SA30-1	319 º	-60 º	HQ	254.30	14/08/2014	18/08/2014
SA16-1	172 º	-84 º	HQ	349.60	18/08/2014	24/08/2014
	Total			2,122.55

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Table 10-10
2014 Summary of the Lourdes Surface Diamond Drilling

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
LS23-1	203 º	-52 º	HQ	249.75	23/06/2014	28/06/2014
LS23-2	202 º	-74 º	HQ	509.20	28/06/2014	09/07/2014
LS19-1	199 º	-45 º	HQ	287.70	26/07/2014	01/08/2014
LS25-1	196 º	-59 º	HQ	451.05	05/08/2014	13/08/2014
	Total			1,497.70

Table 10-11
2014 Summary of the Puertecito South Surface Diamond Drilling

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
PTS9-1	59 º	-45 º	HQ	351.65	25/08/2014	31/08/2014
PTS9-2	59 º	-57 º	HQ	321.40	01/09/2014	07/09/2014
PTS26-1	87 º	-54 º	HQ	416.80	08/09/2014	12/09/2014
PTS9-3	59 º	-66 º	HQ	362.50	07/09/2014	13/09/2014
PTS11-1	56 º	-45 º	HQ	284.60	13/09/2014	18/09/2014
PTS11-2	56 º	-70 º	HQ	342.70	19/09/2014	24/09/2014
PTS1-1	56 º	-45 º	HQ	275.00	26/09/2014	01/10/2014
PTS1-2	56 º	-57 º	HQ	318.15	02/10/2014	06/10/2014
PTS22-1	56 º	-57 º	HQ	308.90	02/10/2014	06/10/2014
PTS1-3	53 º	-75 º	HQ	464.95	08/10/2014	16/10/2014
PTS24-1	56 º	-55 º	HQ	314.00	13/10/2014	19/10/2014
	Total			3,760.65

Table 10-12
2014 Summary of the La Joya South Surface Diamond Drilling

HOLE	AZIMUTH	DIP	DIAMETER	TOTAL DEPTH (m)	START DATE	FINISH DATE
LJS2-1	56 º	-45 º	HQ	408.50	08/09/2014	27/10/2014
LJS1-1	26 º	-65 º	HQ	342.65	28/10/2014	05/11/2014
LJS8-1	63 º	-43 º	HQ	153.00	05/11/2014	08/11/2014
LJS10-1	56 º	-45 º	HQ	368.30	08/11/2014	16/11/2014
	Total			1,272.45

Table 10-13
2014 Summary of the Margaritas Surface Diamond Drilling

Hole	Azimuth	Dip	Diameter	Total Depth (m)	Start Date	Finish Date
MV01-1	26 º	-65 º	HQ	311.35	30/10/2014	06/11/2014
MV03-1	343 º	-78 º	HQ	305.65	06/11/2014	13/11/2014
MV04-1	17 º	-45 º	HQ	356.15	13/11/2014	21/11/2014
	Total			973.15

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 10-23 Surface Map showing completed drill holes in 2008 (gray) and 2014 (black)
on the Bolañitos South Area.

The target of this program was to find possible mineralized zones along the trend of the Bolañitos South veins.

Drilling highlights for the Bolañitos South area include: 58 g/t silver & 0.28 g/t gold over 1.58 m true width for San Antonio vein in hole SA27-1; 64 g/t silver & 0.37 g/t gold over 0.70 m true width for Hw Lourdes vein in hole LS19-1; 27 g/t silver & 2.35 g/t gold over 1.64 m true width for El Puertecito vein in hole PTS1-1; 229 g/t silver & 0.21 g/t gold over 1.59 m true width for La Joya South vein in hole LJS8-1; 228 g/t silver & 1.69 g/t gold over 1.0 m true width for Periquitas vein and 76 g/t silver & 1.67 g/t gold over 1.04 m true width for Margaritas vein in hole MV01-1.

Drilling results are summarized in Table 10-14 through Table 10-18.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figures 10-24 through 10-30 shows vein intercepts of several holes drilled on the Bolañitos South area.

The San Antonio vein intercepts are shown on the longitudinal section in Figure 10-31, Lourdes vein intercepts are shown on the longitudinal section in Figure 10-32, El Puertecito vein intercepts are shown on the longitudinal section in Figure 10-33, La Joya South vein intercepts are shown on the longitudinal section in Figure 10-34 and Margaritas vein intercepts are shown on the longitudinal section in Figure 10-35.

Figures 10-36 through 10-43 depict typical cross-sections showing several of the holes drilled to test the San Antonio, Lourdes, Puertecito South, La Joya South and Margaritas veins in the Bolañitos South area.

Table 10-14
Surface Drill Hole Assay Summary for Intercepts of the San Antonio area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
SA16-1	Vein	205.25	207.10	1.85	0.99	1	0.33
	Veinlet (SAV?)	282.35	283.05	0.70	0.35	1	0.16
SA19-1	San Antonio Vein Zone ?	150.25	155.45	5.20	4.95	3	0.34
SA19-2	Hw Lourdes Vein	122.35	125.30	2.95	1.48	42	0.35
	Hw Lourdes Composite	122.35	125.80	3.45	1.65	45	0.38
	Including	125.00	125.30	0.30	0.15	83	0.43
	San Antonio Vein	239.15	239.75	0.60	0.39	2	0.14
SA23-1	San Antonio Vein	194.60	195.00	0.40	0.40	13	0.40
SA25.5-1	San Antonio Vein (?) Projection 1	89.80	93.00	3.20	3.09	57	0.16
	San Antonio Proj 1 Composite	89.80	91.55	1.75	1.69	83	0.23
	Including	90.75	91.05	0.30	0.29	174	0.47
	San Antonio Vein (?) Projection 2	107.65	112.05	4.40	4.23	35	0.33
	San Antonio Proj 2 Composite	110.25	112.05	1.80	1.73	59	0.34
	Including	111.05	111.35	0.30	0.29	154	0.76
SA25.5-2	San Antonio Vein (?) Projection 1	142.15	143.50	1.35	0.87	96	0.63
	San Antonio Proj 1 Composite	142.15	144.55	2.40	1.54	55	0.39
	Including	142.80	143.10	0.30	0.19	188	0.84
	San Antonio Vein (?) Projection 2	156.85	159.30	2.45	1.70	11	0.46
	Including	157.15	157.35	0.20	0.14	13	1.20
SA27-1	San Antonio Vein	124.40	127.80	3.40	2.68	37	0.21
	San Antonio Composito	124.40	126.40	2.00	1.58	58	0.28
	Including	124.40	124.75	0.35	0.28	218	0.75
SA30-1	San Antonio Vein	160.55	164.55	4.00	3.06	10	0.23

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Table 10-15
Surface Drill Hole Assay Summary for Intercepts of the Lourdes area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
LS19-1	Hw Lourdes Vein	60.80	61.55	0.75	0.70	64	0.37
	Lourdes Vein	212.95	216.30	3.35	3.01	6	0.30
LS23-1	C.Carrica Vein	149.25	150.20	0.95	0.82	47	0.18
	Lourdes Vein (?)	199.25	200.90	1.65	1.47	10	0.65
LS23-2	C.Carrica Vein	210.00	210.35	0.35	0.20	4	0.20
	Lourdes Vein (?)	257.75	258.00	0.25	0.16	3	0.32
	Possible San Antonio Vein (?)	335.00	336.30	1.30	0.84	0.2	0.02
LS25-1	Cabrera Carrica Projection	246.70	246.90	0.20	0.15	7	0.82
	Lourdes Vein?	410.80	412.40	1.60	1.23	1	0.01

Table 10-16
Surface Drill Hole Assay Summary for Intercepts of the Puertecito South area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
PTS1-1	El Puertecito Vein	205.35	210.75	5.40	5.07	16	0.96
	El Puertecito Composite	205.35	207.10	1.75	1.64	27	2.35
	Including	206.00	206.20	0.20	0.19	182	19.00
PTS1-2	Hw El Puertecito Vein	211.65	212.55	0.90	0.78	147	2.22
	Hw El Puertecito Composite	211.65	214.20	2.55	2.21	54	0.88
	Including	211.65	211.85	0.20	0.17	245	2.15
	El Puertecito Vein	218.90	220.35	1.45	1.36	3	0.21
	El Puertecito Composite	218.60	220.35	1.75	1.64	3	0.25
	Including	218.60	218.90	0.30	0.26	3	0.45
PTS1-3	El Puertecito Vein	270.05	271.15	1.10	0.82	7	0.57
PTS9-1	El Puertecito Vein	242.05	244.15	2.10	1.99	5	0.22
	Including	242.05	242.30	0.25	0.24	8	0.45
PTS9-2	El Puertecito Vein	262.95	269.75	6.80	6.00	3	0.28
	Including	263.90	264.30	0.40	0.35	2	0.94
PTS9-3	El Puertecito Vein	293.25	293.55	0.30	0.26	2	0.37
PTS11-1	El Puertecito Vein	214.45	214.70	0.25	0.23	33	1.22
PTS11-2	El Puertecito Vein	256.25	256.90	0.65	0.52	3	0.31
PTS22-1	El Puertecito Vein	204.20	204.60	0.40	0.36	2	0.67
PTS24-1	El Puertecito Vein	267.55	269.20	1.65	1.46	2	0.21
PTS26-1	El Puertecito Vein (?)	305.50	308.45	2.95	2.32	2	0.21
	El Puertecito Vein (?)	348.55	349.20	0.65	0.55	0.3	0.08

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Table 10-17
Surface Drill Hole Assay Summary for Intercepts of the La Joya South area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
LJS1-1	La Joya South Vein	250.90	253.05	2.15	1.01	31	0.56
	La Joya South Composite	250.90	254.50	3.60	1.69	20	0.47
	Including	251.60	251.90	0.30	0.14	60	0.83
LJS2-1	La Joya South Vein	244.45	245.50	1.05	0.49	6	0.72
	Including	244.90	245.10	0.20	0.09	12	1.19
LJS8-1	La Joya South Vein (?)	75.55	77.60	2.05	1.15	304	0.20
	La Joya South Composite	75.25	78.10	2.85	1.59	229	0.21
	Including	77.30	77.60	0.30	0.17	1810	0.62
	LJV (?)	119.75	120.80	1.05	0.39	98	0.14
	LJV? Composite	118.55	122.90	4.35	1.63	32	0.09
	Including	120.40	120.80	0.40	0.15	237	0.20
LJS10-1	La Joya South Vein	277.80	279.10	1.30	0.55	7.02	0.38
	Including	278.10	278.60	0.50	0.21	7.60	0.38

Table 10-18
Surface Drill Hole Assay Summary for Intercepts of the Margaritas area

Drill Hole ID	Structure	Mineralized Interval				Assay Results
		From (m)	To (m)	Core Length (m)	True Width (m)	Silver (g/t)	Gold (g/t)
MV01-1	Periquitas Vein	91.30	92.20	0.90	0.69	321	2.37
	Periquitas Composite	90.90	92.20	1.30	1.00	228	1.69
	Including	91.55	91.80	0.25	0.19	512	4.07
	Margaritas Vein	166.45	166.90	0.45	0.37	180	3.64
	Margaritas Composite	166.45	168.15	1.70	1.04	76	1.67
	Including	166.70	166.90	0.20	0.17	215	5.59
MV03-1	MV? Vein	237.15	237.40	0.25	0.15	33	1.18
	MV? Composite	235.50	238.75	3.25	1.91	3	0.11
	Including	237.15	237.40	0.25	0.15	33	1.18
	MV? Vein	251.95	253.90	1.95	1.15	14	2.07
	MV? Composite	252.20	255.30	3.10	1.82	9	1.34
	Including	252.20	252.40	0.20	0.12	55	16.15
MV04-1	MV? Vein	150.35	152.00	1.65	1.55	26	0.08
	Including	151.75	152.00	0.25	0.23	92	0.23
	MV? Vein	163.30	163.75	0.45	0.37	118	0.57
	MV? Composite	163.30	165.15	1.85	1.52	30	0.14
	Including	163.30	163.50	0.20	0.16	147	0.36

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figures 10-24, 10-25 & 10-26 San Antonio Vein in Hole SA27-1 (left); and Hw Lourdes
(central) & Lourdes (right) Veins in Hole LS19-1.

Figures 10-27 & 10-28 El Puertecito Vein in Hole PTS1-1 (left); and La Joya South Vein in
Hole LJS8-1 (right).

Figures 10-29 & 10-30 Periquitas and Margaritas Veins in Hole MV01-1.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 10-31 Longitudinal Section (Looking NE) showing intersection points on San Antonio Vein.

Figure 10-32 Longitudinal Section (Looking NE) showing intersection points on Lourdes Vein.

Page 10-24

UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 10-33 Longitudinal Section (Looking NE) showing intersection points on El Puertecito Vein.

Figure 10-34 Longitudinal Section (Looking NE) showing intersection points on La Joya South Vein.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 10-35 Longitudinal Section (Looking NE) showing intersection points on Margaritas Vein.

Figures 10-36 & 10-37 Cross Sections through Holes LS23-1, LS23-2 & SA23-1 and LS25-1,
SA25.1 -1 & SA25.5 -2 drilled to test the Lourdes, San Antonio and vein intercepts in the
Bolañitos South area.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figures 10-38 & 10-39 Cross Sections through Holes PTS1-1, PTS1-2 & PTS1-3 and
PTS9-1, PTS9-2 & PTS9-3 drilled to test the El Puertecito vein in the Bolañitos South area.

Figures 10-40 & 10-41 Cross Sections through Holes LJS2-1 and LJS8-1 drilled to test the La Joya South vein in the Bolañitos South area.

Page 10-27

UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figures 10-42 & 10-43 Cross Sections through Holes MV-01 & MV01-1 and MV04-1 drilled to test the Margaritas and vein intercepts in the Bolañitos South area.

Page 10-28

UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sampling Method and Approach

A description of Endeavour Silver’s sampling method and approach for the Bolañitos Mine was provided in previous Technical Reports by SRK Consulting (2008) and Micon (2009, 2010, 2011 and 2012). There have been no material changes to the sampling method and approach since the publication of the 2012 Micon report. However, for completeness of this report, the description from the March, 2012, report has been excerpted, summarized and edited where appropriate.

11.1.1	Underground Samples

11.1.1.1. Channel Sampling Procedures

Historical chip and channel sample records exist for vein exposures in stopes, raises and at 3m intervals along lode drives. The sample weights were known to be low and representivity was not assured; furthermore, the laboratory results were not subject to quality control. The historical results have been useful in confirming the presence of mineralization, however the grades themselves are considered to have low confidence. Endeavour Silver has re- sampling certain blocks in order to confirm mineralization and grades and plan with more confidence.

Endeavour Silver conducts underground development and continuous level back mapping to guide both the development and sampling crews and to facilitate the interpretation of the sampling results. Chip sampling is the prime sampling methodology used for differentiating between waste and ore at each mine.

In 2014, will the exception of only a few isolated stopes, production was done using longhole mining methods, Figure 11-1.

Page 11-1

UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Figure 11-1 Longhole drilling in the Rebaje 2224 Veta Karina.

Prior to 2013 there were more cut and fill stopes. These stopes were sampled regularly following each cut. Below is a description of the chip sampling methodology currently used in the development sills and previously in the cut and fill stopes.

Chip channel sampling is conducted under the supervision of a mine geologist.

Channel sampling procedures are generally described as follows:

1.	The back or production face is washed prior to taking the sample.

2.	A chip sample profile approximately 15 cm to 20 cm wide is marked across the face to be sampled, using water based paint.

3.

Depending on lithological boundaries, sample lengths varying from 0.3 m to 2.5 m are marked along the channel. The differentiation between sample limits is similar to that described for core samples. The sampler records a brief description of the sample in a note book.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

4.

Using a hammer and chisel, a sample is chipped from the profile in a systematic manner to achieve a fair representation. The chips are collected in a pan before being bagged and ticketed. The sample site is numbered for future reference.

5.	Where the roof of the drive/stope is too high, a ladder/sampling platform is used in conjunction with a 1.5 m to 2 m long jumper rod as a chisel.

6.	The spacing between channels is 2.5 m and is considered adequate to cope with local variations and/or short range variability within the deposit.

7.	The position of the channel is offset and referenced from an existing survey peg. Only the top part of the channel is actually surveyed.

8.

Sample crews have been instructed to collect a duplicate sample after every 20 samples, as part of the QA/QC measures. Also, a chip blank sample is taken every 50 samples. However, this protocol has yet to be completely adopted by Guanajuato’s sample crews.

9.	Back and stope faces are washed prior to taking the samples. A chisel is used in the harder zones of the vein, with a pneumatic hammer used for the remaining portion

Chip and drill hole samples along with mill feed belt samples, are prepared at the in-house laboratory located on-site at the Bolañitos mine.

11.1.2	Surface Exploration Samples

All of Endeavour Silver’s surface exploration samples of rock and drill core were bagged and tagged at the Guanajuato warehouse and shipped to the ALS preparation facility in Zacatecas, Mexico. After preparation, the samples were shipped to the ALS laboratory in Vancouver, Canada, for analysis.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Upon arrival at the ALS preparation facility, all of the samples are logged into the laboratory’s tracking system (LOG-22). Then the entire sample is weighed, dried if necessary, and fine crushed to better than 70% passing 2 mm (-10 mesh). A sample is then split through a riffle splitter and a 250 g split is taken and pulverized to 85% passing 75 microns (-200 mesh).

The analytical procedure for the gold mineralization is fire assay followed by an atomic adsorption (AA) analysis. A 30 g nominal pulp sample weight is used. The detection range for the gold assay is 0.005 to 10 ppm.

The analytical procedure for the silver mineralization is an aqua regia digestion followed by an AA analysis. The detection range for the silver assay is 0.2 ppm to 100 ppm.

These analytical methods are optimized for low detection limits.

The assays for evaluation of higher-grade silver (+/- gold) mineralization is optimized for accuracy and precision at higher concentrations. All Endeavour Silver samples originally assaying >20 ppm for silver are then re-assayed using fire assay followed by a gravimetric finish. A 30 g nominal pulp sample weight is used. The detection ranges are 0.05 to 1,000 ppm for the gold assay and 5 to 10,000 ppm for the silver assay.

As an economical tool for first pass exploration geochemistry, the pulps are sometimes subjected to aqua regia digestion and inductively coupled plasma (ICP) multi-element analysis. The data reported from an aqua regia leach are considered to represent the leachable portion of the particular analyte. These analytical methods are optimized for low detection limits. Over-limits (>10,000 ppm) determined for lead and zinc by ICP are re-analyzed using atomic emission spectroscopy (AES). The analytical procedure is an aqua regia digestion followed by an ICP-AES finish. The detection ranges are 0.001% to 20% for lead and 0.001% to 30% for zinc.

The analysis procedures are summarized in Table 11-1.

Table 11-1
Summary of Analysis Procedures

Sample Type	Element	Description	Lower Detection Limit	Upper Detection Limit	ALS Code

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Core	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Ag	Aqua Regia and AA analysis	0.2 ppm	100 ppm	AA45AG
	Au, Ag (Samples >20ppm Ag AA45AG)	Fire Assays and Gravimetric Finish	0.05 ppm Au/ 5 ppm Ag	1,000 ppm Au / 10,000 ppm Ag	Au,Ag ME-GRA21
Rock	Au	Fire Assay and AA analysis	0.005 ppm	10 ppm	AUAA23
	Multielements (35 Elements)	Aqua Regia and ICP-AES Finish	0.2 ppm Ag / 1 ppm Cu / 2 ppm Pb/ 2 ppm Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn	ME-ICP41
Soil	Au	Aqua Regia and ICP-MS Finish	0.001 ppm	1 ppm	TL42-PKG Au-TL42 + ME-MS41
	Multielements (51 Elements)	Aqua Regia and ICP-MS and ICP- AES Finish	0.002 ppm Ag / 0.01 ppm Cu, Pb and Zn	100 ppm Ag / 10,000 ppm Cu, Pb and Zn

AA	Atomic Absorption
ICP-MS	Inductively Coupled Plasma Mass Spectrometer
ICP-AES	Inductively Coupled Plasma Atomic Emission Spectrophotometry
GRA	Gravimetric

ALS is an independent analytical laboratory company which services the mining industry around the world. ALS is also an ISO-certified laboratory that employs a rigorous quality control system in its laboratory methodology, as well as a system of analytical blanks, standards and duplicates. Details of ALS’ accreditation, analytical procedures and QA/QC program can be found on its website at http://www.alsglobal.com/.

In 2014, the turn-around time required for analyses was typically less than 2 weeks.

11.2	Quality Control / Quality Assurance (QA/QC) Program

Endeavour Silver imposes and maintains various QA/QC protocols on sampling and assay procedures, including duplicates, standards, blanks and check analyses to monitor the integrity of assay results.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

11.2.1	Mine Production

The QA/QC for production samples involve assay checks on duplicate pulp, coarse reject and mine duplicate samples. In-house prepared blanks and commercially prepared control samples are also used. A submission rate of about 7.5% of production grade control samples were submitted for re-assay during 2014 (Table 11-2). The equivalent of 5% were blanks and 17% Standards.

Table 11-2
QA/QC data collected

Sample Type	No. of Samples	Percent Total (%)	Submission rate (%)
Normal	18,926	80.4%
Blanks	623	2.6%	3.3%
Standards	799	3.4%	4.2%
Duplicate-Pulp	982	4.2%	5.2%
Duplicate-Reject	1,040	4.4%	5.5%
Duplicate-Mine	1,173	5.0%	6.2%
Check assays	0	0.0%	0.0%
Total	23,543	100%

            11.2.1.1. Accuracy Demonstrated by Check Assays

Check assaying is performed to check the precision and accuracy of the primary laboratory, and to identify errors due to sample handling. Check assaying consists of sending pulps and rejects to a secondary lab for analysis and comparison against the primary lab.

No check assays were sent to secondary labs for analysis in 2014.

            11.2.1.2. Precision Demonstrated by Duplicate Results

A program of collecting and resubmitting pulp and reject duplicates along with collecting duplicate mine samples, has been in place at the Bolañitos mine since Endeavour began operations in 2007. This procedure continued throughout 2014. A total of 1,040 coarse rejects, 982 pulp samples were collected from the mine production sampling and resubmitted for analysisduring 2014 (Table 11-2). This represents approximately 5% of the total production samples collected. In addition to the selection of production pulps and rejects, duplicate field samples were also collected in the form of underground chip samples. A total of 1,173 samples were collected in 2014 from underground sampling.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Discrepancies and inconsistencies in the duplicate sample data are resolved by re-assaying either the pulp or reject or, in some cases, both.

Min-Max plots are used to measure analytical precision. If no more than 10% of the duplicate pairs plot outside the pre-defined error limits, the pots are considered acceptable. Error limits are defined using relative error (RE) defined as the pair difference divided by the pair mean.

On the Min-Max plots, relative error limit is indicated by the slope of a line. The defined error limits for field, reject, and pulp duplicates are:

•	10% RE for pulp duplicates,

•	20% RE for coarse rejects, and

•	30% RE for field samples.

A constant C is added to the detection limit so the limit does not pass through the origin. A parabolic pass-fail line is also used to filter out samples near the origin. The Bolañitos Lab detection limits for silver and gold are 5 g/t Ag and 0.033 g/t for Au. The constant used was three times the practical detection limit, 15 g/t for silver and 0.1 g/t for gold.

Min Max plots for duplicate samples are shown in Figure 11-2 through Figure 11-7 and represent all samples collected in 2014.

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UNIDAD BOLANITOS GUANAJUATO, MEXICO NI 43-101 TECHNICAL REPORT

Pulp Duplicate Pair Max-Min - Silver
10% Failure Rate
Maximum Silver g/t
Minimum Silver g/t
0
100
200
300
400
500
600
Ag g/t, n = 982
y=x
Error Limit
Failures, n = 95

Figure 11-2 Performance of Pulp Duplicate - Silver

Pulp Duplicate Pair Max-Min - Gold
57% Failure Rate
Maximum Gold g/t
Minimum Gold g/t
0.0
1.0
2.0
3.0
4.0
5.0
Au g/t, n = 982
y=x
Error Limit
Failures, n = 562

Figure 11-3 Performance of Pulp Duplicate - Gold

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Silver pulp duplicate pair results show 95 failures for a failure rate of 10% (Figure 11-2). Gold pulp duplicate pair results show 562 failures for a failure rate of 40% (Figure 11-3).

Silver reject duplicate pair results show 304 failures for a failure rate of 29% (Figure 11-4). Gold reject duplicate pair results show 614 failures for an error rate of 59% (Figure 11-5).

Silver mine duplicate pair results show 506 failures for a failure rate of 43% (Figure 11-6). Gold mine duplicate pair results show 748 failures for a failure rate of 64% (Figure 11-7).

The duplicate data for silver pulps and rejects is reasonably precise. Duplicate data for gold and underground mine duplicates show a lack of precision. This could be due to higher variability at lower grades and the fact that precision generally worsens near the origin.

            11.2.1.3. Blank Performance

Currently, blanks are inserted at the frequency of 1 to 2 samples per day. Blanks are made from silica rock purchased locally. This material is usually of sufficiently low silver grade to be useful in detecting laboratory errors; however, there is always the possibility of that the samples will contain anomalous values. Blanks are submitted blind, that is, they are inserted into the sample stream using the same sample sequence and identifiers as any other sample collected.

In 2014 623 coarse blanks of run-of-mine material were included with samples submitted to Bolañitos Lab. This represents a 3% insertion rate. Coarse blank silver results range from 0 g/t 1165 g/t. Coarse blank gold results range from 0 g/t 7.93 g/t. These results suggest mixing of the blank samples either by geology or by the lab and not cause by contamination within the lab. These results are considered acceptable.

Coarse blank samples undergo the same sample preparation procedures as the other samples. Blanks which return values which are substantially greater than background may indicate sample mix-ups or cross-contamination. When contamination of a blank occurs, the most likely source is from the sample preceding the blank through preparation. Comparing the blank results to the result of the sample preceding it will detect cross-contamination.

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Figure 11-8 and Figure 11-9 show graphs of the blank grade versus preceding sample grade for silver and gold respectively. The results of the graphs indicate that there is little evidence of cross-contamination in the blanks.

Figure 11-8 Performance of the Blank against Preceding Silver Assay

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Figure 11-9 Performance of the Blank against preceding Gold Assay

            11.2.1.4. Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories. The standard reference material has been purchased from various internationally-recognized companies (Rock Labs and CDN Resource Laboratories.). Each standard reference sample was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2014, a total of 799 standard control samples were submitted, at an approximate average frequency of 1 for each batch of 20 samples. Standard reference samples are ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Six different standards were submitted and analyzed for gold and silver. The standard reference material samples used in 2014 are summarized in Table 11-2.

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Table 11-3 Summary of the Standard Reference Material and Control Samples used by mine geology during 2014.

Reference Standard	Sample Number	Laboratory	Silver		Gold
			Mean (g/t)	Standard Deviation	Mean (g/t)	Standard Deviation
Alto	Alto	In-House EDR	264	88	4.72	1.40
Medio	Medio	In-House EDR	128	31	1.58	2.47
Bajo	Bajo	In-House EDR	40	45	1.16	0.64
CDN-FCM-6	FCM-6	CDN Resource Lab	152	3.03	2.10	0.17
CDN-ME-19	ME-19	CDN Resource Lab	100	2.86	0.70	0.04
SQ-47	SQ-47	ROCKLABS	122	3.36	39.88	1.12

For graphical analysis, results for the standards were scrutinized relative to the mean, a lower control limit (LCL) and an upper control limit (UCL), as shown in Figure 11-3.

Table 11-4
Basis for Interpreting Standard Sample Assays

Limit	Value
UCL	Plus 1 standard deviation from the mean
Mean	Recommended or calculated value (mean) of standard reference material or control sample)
LCL	Minus 1 standard deviation from the mean

Results for each control material or reference standard used are presented separately below.

Alto

There were 165 samples of in-house control sample “Alto” submitted. The average values of the standard and the control chart are shown in Table 11-5, Figure 11-10 and Figure 11-11.

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Table 11-5 Laboratory Performance for Control Sample “Alto”

Element	Average Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	4.52	4.72
Ag (g/t)	272	264

Figure 11-10 Control Chart for Silver Assays from Control Sample “Alto”

Figure 11-11 Control Chart for Gold Assays from Control Sample “Alto”

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For control “Alto”, 59 gold assays (36%) and 28 silver assays (17%) were outside the control limits. These results are considered unsatisfactory. The median gold grade is 3% below the control mean, and the median silver grade is 1% above.

Medio

There were 181 samples of in-house control sample “Medio” submitted. The average values of the standard and the control chart are shown in Table 11-6 and Figure 11-12 and Figure 11-13.

Table 11-6 Laboratory Performance for Control Sample “Medio”

Element	Average Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	2.14	2.58
Ag (g/t)	131	128

Figure 11-12 Control Chart for Silver Assays from Control Sample “Medio”

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Figure 11-13 Control Chart for Gold Assays from Control Sample “Medio”

For control sample “Medio”, 125 gold assays (69%) and 30 silver assays (17%) were outside the control limits. The median gold grade is 16% higher than the control mean, and the median silver grade is 1% higher. The silver results are considered boarderline acceptable while the gold results are considered unsatisfactory.

Bajo

There were 197 samples of in-house control sample “Bajo” submitted. The average values of the standard and the control chart are shown in Table 11-7 and Figure 11-14 and Figure 11-15.

Table 11-7 Laboratory Performance for Control Sample “Bajo”

Element	Average Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	1.34	1.16
Ag (g/t)	47	40

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Figure 11-14 Control Chart for Silver Assays from Control Sample “Bajo”

Figure 11-15 Control Chart for Gold Assays from Control Sample “Bajo”

For control “Bajo”, 133 gold assays (68%) and 59 silver assays (30%) were outside the control limits. These results are considered unsatisfactory. The median gold grade is 12% above the control mean. The median silver grade is 2% above the control mean.

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SQ-47

There were 129 samples of reference material SQ-47 submitted. The average values of the standard and the control chart are shown in Table 11-8 and Figure 11-16 and Figure 11-17.

Table 11-8 Laboratory Performance for Standard SQ-47

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	35.02	39.88
Ag (g/t)	102	122

Figure 11-16 Control Chart for Silver Assays from Standard Reference Sample SQ-47

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Figure 11-17 Control Chart for Gold Assays from Standard Reference Sample SQ-47

For standard SQ-47, 96 gold assays (74%) and 89 silver assays (69%) were outside the 2 standard deviation limit. The median gold grade is 9% below the control mean. The median silver grade is 3% below the control mean. These results are considered unsatisfactory.

ME-19

There were 149 samples of reference standard ME-19 that were submitted. The average values of the standard and the control chart are shown in Table 11-9 and Figure 11-18 and Figure 11-19.

Table 11-9 Laboratory Performance on Standard ME-19

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	0.61	0.70
Ag (g/t)	102	100

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Figure 11-18 Control Chart for Silver Assays from Standard Reference Sample ME-19

Figure 11-19 Control Chart for Gold Assays from Standard Reference Sample ME-19

For standard ME-19, 138 gold assays (93%) and eight silver assays (5%) were outside the control limits. The results for silver are erratic but fall within described limits. The silver results are considered acceptable, however the gold results are questionable and unacceptable. The gold assays show a consistent 14% lower grade than the standard value. The gold results appear to samples from a different standard.

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FCM-6

There were 71 samples of reference standard FCM-6 were submitted. The average values of the standard and the control chart are shown in Table 11-10 and Figure 11-20 and Figure 11-21.

Table 11-10 Laboratory Performance on Standard FCM-6

Element	Average Grade of Samples Submitted	Accepted Value of Standard
Au (g/t)	2.29	2.10
Ag (g/t)	109	152

Figure 11-20 Control Chart for Gold Assays from Standard Reference Sample FCM-6

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Figure 11-21 Control Chart for SilverAssays from Standard Reference Sample FCM-6

For standard FCM-6, 45 gold and silver assays (63%) fell outside the control limits. These results are considered unsatisfactory. The median gold grade is 14% below the control mean. The median silver grade is 5% below the control mean.

11.2.2	Surface Exploration

Surface drilling in the La Luz, Daniela/IB and Bolañitos South areas was supported by a QA/QC program to monitor the integrity of all assay results. Each batch of 20 samples included one blank, one duplicate and one standard. Check assaying was also conducted at a frequency of approximately 5%.

A total of 7,949 samples, including control samples, were submitted during Endeavour Silver’s surface drilling program at Guanajuato in 2014, as shown in Table 11-11. A total of 410 pulps were also submitted for check assaying.

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Table 11-11
Summary of Control Samples Used for the 2014 Surface Exploration Program

Samples	No. of Samples	Percentage (%)
Standards	393	4.94%
Duplicates	390	4.91%
Blanks	394	4.96%
Normal	6,772	85.19%
Total	7,949	100.00%
Check samples	410	5.16%

Regional sampling process, including handling of samples, preparation and analysis, is shown in the quality control flow sheet (Figure 11-22).

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            11.2.2.1. Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The blank material used was commercial bentonite purchased for Endeavour Silver’s drilling programs on the Bolañitos Mine. The bentonite used was Enviroplug Coarse (1/4”). Blank samples are inserted randomly into the sample batch and given unique sample numbers in sequence with the other samples before being shipped to the laboratory.

Blank samples were inserted at an average rate of approximately 1 for each 20 original samples.

The control limit for Blank samples is 10 times the minimum limit of detection of the assay method of the element. For gold is 0.05 ppm and silver 2.5 ppm.

Control charts for gold and silver assays from the blank samples inserted into the sample stream on the Bolañitos Project are shown in Figure 11-23 and Figure 11-24.

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Only a limited number of blank samples returned assay values above the detection limits for silver.

Based on the results obtained from the blank samples, its assay results for the drilling programs are for the most part free of any significant contamination.

            11.2.2.2. Duplicate Samples

Duplicate samples were used to monitor (a) potential mixing up of samples and (b) variability of the data as a result of laboratory error or the lack of homogeneity of the samples.

Duplicate core samples were prepared by Endeavour Silver personnel at the core storage facility at the Bolañitos Project. Preparation first involved randomly selecting a sample interval for duplicate sampling purposes. The duplicates were then collected at the time of initial sampling. This required first splitting the core in half and then crushing and dividing the half-split into two portions which were sent to the laboratory separately. The duplicate samples were ticketed with the consecutive number following the original sample. One duplicate sample was collected for each batch of 20 samples.

Scatter diagrams for duplicate samples are shown in Figure 11-25 and Figure 11-26.

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QA/QC 2014 Bolañitos Duplicate Au
y = 1.055x + 0.0026
R² = 0.8738
Dup Au g/t
1.86
0.86
-0.14
0.01
0.51
1.01
1.51
Au g/t

QA/QC 2014 Bolañitos Duplicate Ag
y = 1.0908x - 0.1054
R² = 0.9237
Dup Ag g/t
58
48
38
28
18
8
-2
0
10
20
30
40
50
Ag g/t

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For the duplicate samples, graphical analysis shows a moderate correlation index, 0.87 for gold and 0.92 for silver. Correlaion coefficients above 0.90 are considered satisfactory.

            11.2.2.3. Standard Reference Samples

Endeavour Silver uses commercial standard reference samples to monitor the accuracy of the laboratories. Standard reference material (SRM) has been purchased from CDN Resource Laboratories Ltd. Each reference standard was prepared by the vendor at its own laboratories and shipped directly to Endeavour Silver, along with a certificate of analysis for each standard purchased.

In 2014, a total of 393 standard reference samples were submitted at an average frequency of 1 for each batch of 20 samples. Standards were ticketed with pre-assigned numbers in order to avoid inadvertently using numbers that were being used during logging.

Five different standards were submitted and analyzed for gold and silver, as summarized in Table 11-12.

Table 11-12
Reference Standards Used for Endeavour Silver’s Surface Drilling Programs

Reference Standard	Reference Number	Reference Source	Reference Standard Assays (Certificate)		Reference Standard Assays (Calculated)
			Gold (g/t)	Silver (g/t)	Gold (g/t)	Silver (g/t)
EDR-27	CDN-ME-11	CDN Resource Laboratories	1.38	79	1.37	80
EDR-30	CDN-GS-5J	CDN Resource Laboratories	4.90	73	4.95	75
EDR-31	CDN-FCM-6	CDN Resource Laboratories	2.15	157	2.12	151
EDR-35	CDN-ME-1205	CDN Resource Laboratories	2.20	26	2.18	26
EDR-37	CDN-ME-1301	CDN Resource Laboratories	0.44	26	0.44	26

In 2013 Endeavour modified the protocols used to establish the control limits of the SRM. Previously the recommended value for the SRM (Certificate) was used and the control limits were defined as a function of the standard deviation resulting from the round robin (the assays of a SRM at various laboratories). This has to do with precision, not with accuracy, which is the control that is wanted with the use of this material (Simon 2011), therefore the mean used is the product of the ALS assays; also it was established a limit for this mean to have an statistical weight, which is 25 samples, in other words, if the reference material has more than 25 results the mean of the ALS assays is used, otherwise its used the recommended value in the SRM Certificate.

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For graphical analysis, results for the standards were scrutinized relative to the mean or control limit (CL), a lower control limit (LL) and an upper control limit (UL), as shown in Table 11-13.

Table 11-13 Table Showing Basis for Interpreting Standard Samples

Limit	Value
UL	Plus 2 standard deviations from the mean
CL	Recommended or Calculated value (mean) of standard reference material)
LL	Minus 2 standard deviations from the mean

Endeavour Silver’s general rules for a batch failure are as follows:

•	A reported value for a standard greater than 3 standard deviations from the mean is a failure.

•	Two consecutive values of a standard greater than 2 standard deviations from the mean is a failure.

•	A blank value over the acceptable limit is a failure.

Results of each standard are presented separately. Most values for gold and silver were found to be within the control limits, and the results are considered satisfactory. The mean of the ALS assays agrees well with the mean value of the standard. Examples of control charts generated by Endeavour Silver are shown in Figure 11-27 to Figure 11-32 for the standard reference material.

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A total of eleven samples (EDR-30 EDR-31 and EDR-35) were outside the accepted limits, the samples were reviewed and was determined that the batches should be re-assayed.

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            11.2.2.4. Check Assaying

To evaluate the accuracy of the primary laboratory, Endeavour Silver routinely conducts check analyses.

Random pulps are selected from original core samples and sent to a second laboratory to verify the original assays and monitor any possible deviation due to sample handling and laboratory procedures. Endeavour Silver typically uses the BSI-Inspectorate laboratory in Durango, Mexico, for check analysis.

A total of 410 pulp samples from the 2014 surface drilling were selected and submitted to BSI-Inspectorate. The scatter diagrams for check assays are shown Figure 11-37 and Figure 11-38.

Correlation coefficients are satisfactory (>0.98) for both gold, 0.92, and silver, 0.96. Overall the results show good agreement between the original ALS-Chemex assay and the BSI-Inspectorate check assay.

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11.3	Density Determinations

Refer to section 14.8 Density Determinations.

11.4	Comments on Section 11

It is the opinion of QP that the procedures and controls in practice meet accepted industry standards. In general, both the channel and core sampling are considered to be representative of the areas examined and suitable for use in resource and reserve estimation.

11.4.1	Adequacy of Mine Sampling Procedures

Endeavour Silver’s chip sampling procedures respect the mineralization and geology, with the length of the sample being dependent on the extent of the mineralization and geological boundaries between separate units. The minimum and maximum sample lengths vary, however, generally smaller samples are taken in the zones of mineralization than in un-mineralized areas.

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It is important that geological boundaries are respected, even though the mineralization may cross geological boundaries.

In vein-type deposits such as Bolañitos, chip sampling is a selective sampling method. It is often difficult to take a representative sample due to the hardness of the material being sampled, with softer material being preferentially taken leading to a sample bias. However, the practice of chip sampling is common around the world for underground vein-deposits and the practice of systematically sampling the faces, backs or walls of the development drifts on a close spacing tends to generate large data sets which, in most cases, is statistically representative of the material being sampled. Chip sampling is a routine sampling method used in mines in order to identify ore and waste development rounds. In these cases, the chip sampling is submitted to the mine’s on-site assay laboratory with the results available usually within 18 hours of being submitted. The results obtained from the on-site laboratory are commonly used for grade control purposes.

11.4.2	Adequacy of Surface Exploration Sampling Procedures

The QP finds the 2014 Regional Exploration sampling procedures and assay methodology to be well-documented, well-practiced, and consistent with industry standard practice.

The security and storage of drill core at both the exploration facility at the Cebada mine and Bolañitos Mine are to a high standard. The procedures and facilities are sufficient for continuing exploration programs.

11.4.3	Adequacy of Underground Exploration Sampling Procedures

The QP finds the 2014 Mine Exploration drill core sampling procedures and assay methodology to be adequate and consistent with industry standard practice.

The security and storage of drill core at the mine exploration facility is acceptable. The procedures and facilities are sufficient for continuing exploration programs.

It is recommended that additional check sampling of the source blank material be performed on a regular basis, and if possible the use of core blank material should be adopted. Follow-up action on batches with unacceptably high values needs to be undertaken in a timelier basis.

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It is recommended that additional check sampling of the primary lab be done on selected pulps and coarse rejects and submitting those to a third party lab.

11.4.4	QA/QC Conclusions and Recommendations.

The QP has reviewed the ongoing QA/QC program with respect to production sampling, underground exploration drilling and surface exploration drilling programs.

The QP recommends that geology send check assays to an independent lab for analysis.

The QP is of the opinion that the QA/QC programs follow current industry standards and CIM best practice guidelines and that the results are suitable be used in conducting resource and reserve estimates for the Bolañitos Mine.

The QP suggests that a protocol for developing inhouse control samples be created and then used to create higher quality controls.

            11.4.4.1. ALS Chemex

ALS Chemex is a well-known, ISO9001:2008 certified assay laboratory, and the sample preparation and assay methods are industry standard for precious metal deposits like Bolañitos.

The QP considers the ALS Chemex silver and gold assay data to be acceptable.

            11.4.4.2. Bolañitos Lab

The Bolañitos Lab is an ISO9001:2008 certified assay laboratory run by Endeavour Silver. Based on the QAQC results from mine production, mine exploration, and data supplied by the lab itself, the QP considers the data to be marginally acceptable.

The QP recommends that Endeavour look for appropriate standards for use in the Bolañitos Lab and discontinue the use of standards with reproducibility problems.

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The QP recommends that Endeavour continue to use SRMs that are certified for both gold and silver and discontinue the use of gold only SRM’s.

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12.0	DATA VERIFICATION

12.1	State of Geological /Mineralization Knowledge

Endeavour Silver site geologists base their resource geological model on a clear understanding of the geology of the deposit. That understanding comes from the intelligent interpretation of accurate observations of surface and underground and exposures, and inspection of drill core. Testing of the geological model is achieved through a thorough review of the geological mapping of the surface and underground openings, as well as auditing the logging and recording of geological observations from drill holes. Endeavour Silver conducts underground development and continuous level back mapping to guide the development and sampling crews and to facilitate the interpretation of the sampling results.

The surface exploration efforts have been enhanced by the use of drill core orientation techniques which provide vital information on geological structure and mineralization continuity, influencing the geological models used in the resource estimation.

The QP is satisfied that the geology teams at Guanajuato continue to demonstrate a good understanding of the geology and mineralization controls which have an important bearing on resource estimates and the on-going geological interpretations. Thus, the resource estimation process is well supported by a good geological/mineralization model.

12.2	Review of Exploration Practices

The review of surface drilling included inspection of the core storage facility, drill core, mine exploration offices and review of the drill hole data, logs, assays and procedures.

Endeavour drills exclusively HQ core for surface drilling. The bigger core size provides a larger, more representative sample. Core logging is by bar-coding systems with a minimum of descriptive content. This is good practice and is to be commended as it provides a check list, minimizes data transcription errors and assists in maintaining consistency in logging.

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The drilling procedures as observed are in accordance with the current CIM Exploration Best Practice Guidelines. On the drill site (Figure 12-1), surveys are conducted to obtain collar coordinates, elevation of the site and its surroundings, inclination and azimuth of the drill hole. This is important for accuracy in the production of maps, sections and plans. As drilling progresses, the inclination and azimuth of the drill hole are monitored by conducting down-hole surveys. As the targeted drill hole depth is approached, the standard core barrel is switched for a short 1.5m core barrel to maximize core recovery.

In summary, the quality of Endeavour Silver’s drilling results is assured by good survey control, NQ and HQ core sizes which yield representative samples, good core recoveries which yield whole intercepts in targeted potential ore zones, and target intersection angles as near to perpendicular as possible.

12.2.1	Core Storage Facilities

There are three core storage facilities at Guanajuato:

1)	The original surface exploration storage facility at the Cebada mine site;

2)	A new surface exploration storage facility built in 2013 located at the Bolañitos mine site.

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3)	A core storage facility for underground core is located at the Asuncion Mine.

All the core storage facilities at Guanajuato are well protected by security fences and are all located within an area under 24-hour surveillance by security personnel. This arrangement mitigates tampering with the drill cores. The core storage facilities at Guanajuato are depicted in Figure 12-2, and Figure 12-3.

The surface exploration core storage facility located at the Cebada Mine is the original core storage facility (Figure 12-2). The facility is located close to the regional exploration offices. The facility houses the sample preparation areas as well as the drill core.

The storage facilities located at the Bolañitos mine are contained within an area that is well-lit, has 24-hour surveillance by security personnel and closed circuit TV surveillance. The facility itself is for core storage only and houses no offices or sample preparation area (Figure 12.4) .

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Figure 12-3 Core storage facility located at the Bolañitos Mine site.

12.3	On-site Laboratory

The lab at Bolañitos is ISO certified receiving the recertification of ISO- 9001:2008 Quality management in May 2014.

The lab has the capacity to prep 500 samples per day in both the prep and assay labs. In 2014 the lab received approximately 180 samples per day from the Bolañitos Mine and 170 from the El Cubo Mine, about 70% of lab capacity.

Most of the analyses done are fire assays with AA finish. The lab also does metallurgical testing for the Bolañitos and Cubo processing plants and receives approximately 100 combined samples from the plants bringing the total samples processed to about 90% of the capacity.

The lab uses certified standards for Ag and Au of high, medium and low grade. One blank, one duplicate and three standards are interested every 35 samples. A review of the lab QA/QC is contained in section 12.3.1.

Each month a batch of control samples is send to an external lab, SGS in Durango, Mexico. The month by month control charts were reviewed by the author and found to be without bias or error.

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The lab also has calibration certificates of the equipment they use. The QP has reviewed these certificates and considers them to be reliable.

There is a lab procedures manual. This manual was not reviewed by the author, however it was reviewed as part of the audit and ISO certification process.

The lab was inspected by the QP. The sample preparation area, Figure 12-4, was found to be clean and tidy.

The wet lab and fire assay furnace room (Figure 12-6) were also found to be kept in a clean state. Sample preparation procedures are posted in various locations on preparation lab walls (Figure 12-7) and on individual pieces of equipment (Figure 12-8).

Rejects can be directly discarded into a collection area at the front of the lab, Figure 12-9, making handling of rejects easier. Reject material is then sent to the process plant.

Samples are sent twice daily from the Bolañitos mine. Assay turn-around is usually 18 hours.

Figure 12-4 Prepping samples for drying

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12.3.1	Bolañitos Lab QA/QC

The QP has reviewed the ongoing QA/QC program at the Bolanitos lab. This is a lab controlled QA/QC program and is separate from the QA/QC programs done by operations.

The lab processes on average 11 standards in a given day with a maximum approaching 30 samples per day. The figures presented below show the calculated daily averages provided by the lab. In all cases the calculated daily average is below the mean value of the standard. With the exception of ME-19, discontinued in January 2014, and ME-1101, discontinued in March 2014, all standards fall within the defined limits. The majority of standards assays in 2014 were from ME-1302, 1305 and 1307, and although tending to be lower than the mean value of the standard, it is the opinion of the QP that the results are santisfactory.

In general the QP is of the opinion that the QA/QC program used by the lab follows current industry standards and CIM best practice guidelines and indicates that the assay results produced by the lab are suitable to be used in conducting resource and reserve estimates for the Bolañitos Mine.

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Table 12-1
Reference Standards Used for Bolanitos Lab

Control	Ag g/t			Au g/t
	Max	Min	Ideal	Max	Min	Ideal
CDN-ME-1206	288	260	274	2.81	2.41	2.61
CDN-ME-19	110	96	103	0.68	0.56	0.62
CDN-ME-1101	73	64	68	0.62	0.51	0.56
CDN-ME-1302	435	403	419	2.65	2.18	2.41
CDN-ME-1305	243	219	231	2.10	1.74	1.92
CDN-ME-1307	57	51	54	1.11	0.93	1.02

ME-19

There were 30 samples of reference standard ME-19 that were submitted. The average values of the standard and the control chart are shown in Table 12-2 and Figure 12-10 for silver and Figure 12-11 for gold. ME-19 was discontinued in January 2014.

Table 12-2 Laboratory Performance for Control Sample “ME-19”

Element	Median Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	0.65	0.62
Ag (g/t)	96	103

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Figure 12-10 Control Chart for Silver Assays from Standard Reference Sample ME-19

Figure 12-11 Control Chart for Gold Assays from Standard Reference Sample ME-19

For standard ME-19, seven gold assays (23%) and fourteen silver assays (47%) were outside the defined limits. The results for silver are erratic falling along the lower control limit. The gold assays are erratic. The results for gold and silver are unsatisfactory.

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ME-1101

There were 88 samples of reference standard ME-1101 that were submitted. The average values of the standard and the control chart are shown in Table 12-3 and Figure 12-12 for silver and Figure 12-13 for gold. ME-1101 was discontinued in March 2014.

Table 12-3 Laboratory Performance for Control Sample “ME-1101”

Element	Average Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	0.59	0.56
Ag (g/t)	63	68

Figure 12-12 Control Chart for Silver Assays from Standard Reference Sample ME-1101

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Figure 12-13 Control Chart for Gold Assays from Standard Reference Sample ME-1101

For standard ME-1101, seventeen gold assays (19%) and 50 silver assays (57%) were outside the defined limits. The results for silver are erratic falling along the lower control limit. The gold assays are erratic. The results for gold and silver are unsatisfactory.

ME-1206

There were 18 samples of reference standard ME-1206 that were submitted. The average values of the standard and the control chart are shown in Table 12-4 and Figure 12-14 for silver and Figure 12-15 for gold. ME-1206 was discontinued in January 2014.

Table 12-4 Laboratory Performance for Control Sample “ME-1206”

Element	Average Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	2.55	2.61
Ag (g/t)	263	274

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Figure 12-14 Control Chart for Silver Assays from Standard Reference Sample ME-1206

Figure 12-15 Control Chart for Gold Assays from Standard Reference Sample ME-1206

For standard ME-1206, eight gold and eight silver assays (44%) were outside the defined limits. The failing assays appear to belong to another standard and were likely mistakenly included with ME-1206. Despite the obvious mix-up, the results for gold and silver are considered satisfactory.

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ME-1302

There were 253 samples of reference standard ME-1302 that were submitted. The average values of the standard and the control chart are shown in Table 12-5 and Figure 12-16 for silver and Figure 12-17 for gold.

Table 12-5 Laboratory Performance for Control Sample “ME-1302”

Element	Average Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	2.35	2.41
Ag (g/t)	413	419

Figure 12-16 Control Chart for Silver Assays from Standard Reference Sample ME-1302

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Figure 12-17 Control Chart for Gold Assays from Standard Reference Sample ME-1302

For standard ME-1302, one gold assays (<1%) and three silver assays (1%) were outside the control limits. These results are considered satisfactory. The median gold grade is 3% below the standard mean. The median silver grade is 1% below the standard mean.

ME-1305

There were 253 samples of reference standard ME-1305 that were submitted. The average values of the standard and the control chart are shown in Table 12-6 and Figure 12-18 for silver and Figure 12-19 for gold.

Table 12-6 Laboratory Performance for Control Sample “ME-1305”

Element	Average Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	1.83	1.92
Ag (g/t)	226	231

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Figure 12-18 Control Chart for Silver Assays from Standard Reference Sample ME-1305

Figure 12-19 Control Chart for Gold Assays from Standard Reference Sample ME-1305

For standard ME-1305, three gold assays (1%) and twenty-four silver assays (9%) were outside the control limits. The majority of the gold failures occurred during February (5) and March (18). The median gold grade is 2% below the standard mean. The median silver grade is 5% below the standard mean. These results are considered satisfactory

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ME-1307

There were 211 samples of reference standard ME-1307 that were submitted. The average values of the standard and the control chart are shown in Table 12-7Table 12-2 and Figure 12-20 for silver and Figure 12-21 for gold.

Table 12-7 Laboratory Performance for Control Sample “ME-1307”

Element	Average Grade of Samples Submitted	Accepted Value of Control
Au (g/t)	0.98	1.02
Ag (g/t)	53	54

Figure 12-20 Control Chart for Silver Assays from Standard Reference Sample ME-1307

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Figure 12-21 Control Chart for Gold Assays from Standard Reference Sample ME-1307

For standard ME-1307, eight gold assays (4%) and three silver assays (1%) were outside the control limits. These results are considered satisfactory. The median gold grade is 4% below the standard mean. The median silver grade is 3% below the standard mean.

Check Samples

The Bolanitos lab routinely conducts check analyses. The lab selects random pulps which are sent to the SGS Lab in Durango, Mexico for analysis.

A check assay and the original result are independent variables. Depending on which variable is assigned to x and which to y, “least-squares” regression will produce different results. The check assay results were compared using the RMA (Reduced Major Axis) linear regression method described by Sinclair (2002).

A total of 111 pulp samples were sent in 2014. Scatterplots for the check assays are shown in Figure 12-22 and Figure 12-23. Outliers were identified and removed prior to completing the comparison. Correlation coefficients are high (>0.99) for both gold and silver, showing excellent overall agreement between the original Bolanitos Lab assay and the SGS check assay.

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12.4	Monitoring Reports and Control Charts for QA/QC Samples

QA/QC controls are in place for both surface and underground exploration drilling. Details of the individual QA/QC programs can be found in Section 11.

Analysis of the QA/QC charts confirm that adequate control samples including the use of certified reference material, blanks and duplicates have been used to ensure accuracy of the analytical database. In instances where standards failed, investigations as the cause were conducted and re-assaying was done on any samples deemed necessary. The QP did not identify any apparent flaws in the control sampling procedures.

The mine geology department also conduct QA/QC procedures. The QP has reviewed the charts of the pulp and reject data and has found it to be acceptable. QA/QC charts for mine production sampling are discussed in Section 11.2.

12.5	Review of the Database

Endeavour Silver’s data are stored in digital format. For both internal and external audit purposes, hard copy output of raw and interpreted data in the form of tables, plans and sections is readily available.

The QP reviewed the construction of the databases and the categories of information contained in it, to certify that all the data necessary for the proper estimation of the resources has been assembled, and that data relating to all key geological and physical features can be accessed individually or in groupings.

Endeavour Silver ensures and maintains a clean database by imposing restricted access to the database files and established that in all respects the database is kept in good order and updated regularly.

The QP has reviewed security measures for the protection of the database against destruction by fire, theft or electronic failure. In addition to acquiring an appropriate storage safe, back-up copies are kept off site at the exploration office in Durango. This is consistent with good house-keeping practice which generally requires regular backups of electronic data with at least one up-to- date copy being maintained off site.

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12.6	Comments on Section 12

The QP finds that the 2014 exploration drill data adequately match the original records and that the databases are acceptable for purposes of resource estimation. The QP is also of the opinion that the mine data provided along with the quality assurance and quality control (QA/QC) protocols established by Endeavour are of adequate quality and quantity to support the estimation of mineral resources and mineral reserves.

It is the opinion of the QP that the mine grade control practices are reasonably systematic and conform to general practice in northern and central Mexico.

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13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1	Mineralogical analysis

A mineralogical analysis of the concentrate samples at the University of San Luis Potosi determined that:

•	60-80% of silver is as Aguilarite Ag2(S,Se) (grains of size 10-60 mm, 40% liberated),
•	15-45% of silver is as Pirargirite Ag3SbS3 (grains of size 10-40 mm)
•	up to 5% of silver is in Freibergite Cu12Sb4S12/Ag (grains of size 10-40 mm),
•	up to 5% of silver may be in Argentite Ag2S,
•	up to 0.5% of silver may be in Cerargirite AgCl, and
•	up to 10% of silver is in Electrum (3-90 mm) associated with Aguilarite, Pyrite, and Calcite.

13.2	Gravity concentration

In January 2013 preliminary gravity concentration tests were performed using a lab scale Falcon concentrator. The samples were taken from flotation tailings, cyclone underflow, and ball mill discharge. The tests were carried out at 60 to 300 earth gravity accelerations and water pressure 2 psi. Electrum was observed by naked eye in gravity concentrates in all tests. The best results were obtained at 60 gravity accelerations recovering 20% of silver and 36% of gold into a concentrate, however the concentrate grade (3.4% of feed weight) was low (209 g/t Ag and 8 g/t Au). Further test will be performed to obtain concentrate of saleable grades.

13.3	Concentrate sale vs. cyanide leaching

In 2008 Endeavour Silver started processing the Bolañitos concentrate by cyanide leaching at Guanaceví plant. The average recoveries were 88% of silver and 90% of gold. By the end of 2012 Endeavour Silver found that concentrate sale was more economic than cyanide leach and started shipping to the concentrate traders.

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13.4	Comments on Section 13

The QP is unaware of any processing factors or deleterious elements that could impact the potential economic extraction of metal from the Bolañitos Mines ore.

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Terms of Reference

The mineral resource estimates presented here were prepared according to the guidelines of the Canadian Securities Administrators' National Instrument 43- 101 (Aug, 2011), Form 43-101F1 (Aug, 2011), and CIM Estimation of Mineral Resource and Mineral Reserves Best Practices Guidelines (2003). Mineral resource classifications comply with CIM Definition Standards for Mineral Resources and Mineral Reserves (November 27, 2010).

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur they are not considered to be material. This observation also applies to the mineral reserve estimate discussed in Section 15.

This section presents updated mineral resource estimates for the Bolañitos mine based on technical data and information available as of October 31, 2014. Previous mineral resource estimates for the Bolañitos mine were reported by SRK (2008), Micon (2009, 2010, 2011 and 2012) and EDR (2013), and are discussed in Section 6.4 of this report. The current mineral resource estimates were prepared by Bolañitos mine staff and the author based on the results of underground chip, along with surface and underground drill hole sampling.

Calculations required during the resource estimating process arrive at totals and weighted averages with some variability in precision. Rounding to normalize to significant digits has resulted in minor apparent discrepancies in some tables, and these discrepancies are not material in the opinion of the author.

The October 31, 2014 mineral resource estimate of the producing mines and audit of the resources in the exploration areas of the Bolañitos Property supersede the December 31, 2013, resource estimate and audit which was published in the March 27, 2014 Technical Report.

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14.1.1	CIM MINERAL RESOURCE DEFINITIONS AND CLASSIFICATIONS

All mineral resources presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the resource definitions reproduced below:

“Mineral Resource”

"A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."

"The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identz3ed and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase "reasonable prospects for economic extraction" implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports. "

“Inferred Mineral Resource"

"An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes."

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"Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be up-graded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

“Indicated Mineral Resource"

"An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed."

"Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions."

"Measured Mineral Resource"

"A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity."

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"Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.”

14.2	October 31, 2014 Resource Estimates

For the period ended October 31, 2014, resources in Lucero, Karina, Daniela, Fernanda, La Luz System (North and South) and Lana have been estimated using ordinary kriging (OK) interpolation.

Resources for the exploration areas (La Joya, Plateros, La Luz-San Bernabe, Fw Lana, Belen, Golondrinas, and San Francisco) have been carried forward from the December 31, 2013, estimates, as there has been no change since that time.

Resources for the La Luz-Refugio vein have been estimated by Endeavour Silver using the polygonal/sectional method, and have been reviewed by the QP.

14.3	Previous Estimates

Information on previous estimates of mineral resources is given in Section 6.4. The author has undertaken his own review of the mineral resource inventory with respect to the available data and Endeavour’s operating plan, as discussed in the following sections. The QP has not relied on previous estimates and they should not be considered current.

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14.4	Database

The master database at the mine is contained in a Vulcan Isis® database.

Chip sampling data accounts for the bulk of the resource database. The samplers, under supervision of the geologists, record the sample numbers and location information in sample ticket books. These are returned to the mine office for processing by the geologists and data entry clerks. Data necessary to estimate resources is generally maintained in electronic form as spreadsheets. The data is not centrally stored, and resides on various computers and compact discs in the geology office. Composite grades are calculated using a standard format for subsequent presentation on CAD-generated longitudinal sections.

Longitudinal sections are the principal tool for displaying the resource blocks and the sample averages used to generate them. Each vein at Bolañitos has its own long section, comprising 11 separate resource estimates.

14.5	Composites

14.6	Exploratory Data Analysis (EDA)

Exploratory date analysis (EDA) is the summarization of the descriptive statistics of the data. The key purposes of EDA is to determine if there is sufficient evidence to warrant the separation and grouping (domaining) of data during estimation. Domaining prevents the unwanted mixing of data from different populations. The result are models which better reflect the true properties of the deposit.

Descriptive statistics of the declustered composites were prepared for silver, gold and thickness. Box plots, histograms and probability plots were used on the individual lithologies.

14.6.1	Univariate Statistics

The data used for the block model resource estimation for the Bolañitos property is composed of underground chip composites and diamond drillhole composites on the fringes. The data consist of 4,270 composited chip composite intervals spanning eight mineralized structures. The univariate statistics for chip sample composite for the two largest resources is shown in Table 14-1 for the Lana Vein and Table 14-2 for the La Luz Sur Vein.

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The coefficients of variation (CV) are relatively low, demonstrating that the data are not sensitive to the presence of outliers.

Table 14-1
Univariate Composite Statistics for Silver

Description	Daniela Sur	Daniela Norte	Fernanda	Karina	La Luz Norte	La Luz Sur	Lana	La Joya
Number	1,328	192	87	1,243	147	43	1,185	45
Minimum	0	0	0	0	0	1	0	0
Maximum	730	1,314	496	1,768	323	453	878	1,004
Mean	161	277	157	163	45	108	193	178
Standard Deviation	119	268	110	150	63	122	162	228
Variance	1,273	71,832	12,062	22,552	4,007	14,767	26,315	52,075
Q1	71	99	90	79	7	16	76	16
Median	139	181	141	131	17	50	148	82
Q3	229	350	204	197	52	181	269	261
CV	0.74	0.96	0.69	0.92	1.41	1.12	0.84	1.28

Table 14-2
Univariate Composite Statistics for Gold

Description	Daniela Sur	Daniela Norte	Fernanda	Karina	La Luz Norte	La Luz Sur	Lana	La Joya
Number	1,328	192	87	1,243	147	43	1,185	45
Minimum	0.00	0.00	0.00	0.00	0.00	0.09	0.00	0.00
Maximum	15.00	15.00	12.26	30.36	19.00	9.37	17.00	3.90
Mean	2.37	2.32	3.11	2.13	2.94	3.24	2.14	0.83
Standard Deviation	2.47	3.10	2.52	2.20	3.78	2.25	2.86	0.95
Variance	6.11	9.50	6.38	4.86	14.30	5.07	8.20	0.90
Q1	0.57	0.40	1.48	0.68	0.34	1.55	0.30	0.21
Median	1.43	0.97	2.70	1.73	1.37	2.93	0.88	0.47
Q3	3.42	2.90	4.08	2.94	4.28	4.40	2.92	1.08
CV	1.04	1.32	0.81	1.03	1.28	0.69	1.33	1.14

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14.7	Grade Capping

It is an industry standard practice to use capping to prevent the unreasonable over-projection of extreme grades (outliers) during resource modeling. Outliers can represent data belonging to a separate geologic domain and if possible should be separated from the existing population and treated independently (Sinclair, 2002 p167). The idea to statistically examine the outliers within a population and to trim them to a lower grade value based on the results of the analyses. The coefficients of variation (CV) were examined for Au and Ag the Bolañitos data. The CVs range from 0.70 to 1.40 suggesting that the data will not be overly influenced by the presence of outliers. Nonetheless, capping was done to lessen the influence of any outliers. The procedure is performed on high grade values that are considered outliers and that cannot be correlated to another geologic domain. In the case of Bolañitos, the gold and silver populations were examined using decile analysis, histograms and probability plots.

The use of these methods allows for a more objective approach to capping threshold selection. Following the guidelines of Parrish (1997), a decile analysis was performed on the grade distributions of Ag and Au for each vein domain to determine if special treatment of outliers was necessary.

Histograms and probability plots are review to examine the nature of the upper tail of the distribution. A possible capping threshold is chosen from the probability plot at the location where the plot becomes erratic and discontinuous as higher grades depart from the main distribution.

The capping thresholds selected are listed in Table 14-3.

Table 14-3
Summary of Sample Capping Thresholds for the Veins at Bolañitos

Vein	Gold (g/t)	Silver (g/t)
Daniela Sur	15	730
Daniela Norte	15	1400
DV2	NO CAP	NO CAP
Fernanda	15	680
Karina	NO CAP	NO CAP
La Joya (Lana al bajo)	3	800
La Luz Norte	28	383
La Luz Sur	18	669

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Lana	17	870
Lucero	15	967
Plateros	5	350

14.8	Bulk Density Determinations

In 2014 100 samples were taken from the La Luz structure for analysis. The results were similar to the samples taken in 2013 more than 250 samples were sent for bulk density analysis. The combined average density for all samples was 2.60 tonnes/m3 .

Specific gravity summary statistics for the vein structures and waste, at the Bolañitos property are shown in Table 14-4. The results show that the means for all veins in the Bolañitos system range from 2.57 to 2.62 with little variability within each vein structure. The only vein shown from the La Luz vein system has a slightly lower specific gravity than those tested from the Bolañitos vein system. Waste rock densities are similar for each system and range from 2.58 to 2.75. The waste samples tested from the La Luz system were slightly lower at 2.45. It should be pointed out that the La Luz vein data is based on only a few samples. More sampling may reveal that the La Luz vein system is actually more similar to the Bolañitos vein system.

Table 14-5 lists the bulk densities used in the resource calculations to convert volume to tonnage.

Table 14-4
Bulk Density Summary (tonnes/m3)

Vein	Lithology	Mean	Standard Deviation	Minimum	Maximum	CV	Count
Daniela	Vein	2.61	0.07	2.39	2.77	0.026	65
	Andesite	2.62	0.14	2.33	2.77	0.052	16
Fernanda	Vein	2.61	0.05	2.54	2.71	0.020	9
	Andesite
Karina	Vein	2.57	0.11	2.03	2.71	0.042	51
	Andesite	2.64	0.11	2.46	2.8	0.040	25
La Luz	Vein	2.5	0.13	2.31	2.69	0.051	9
	Andesite	2.45	0.13	2.27	2.58	0.054	5
Lana	Vein	2.62	0.04	2.54	2.71	0.015	30
	Andesite	2.58	0.05	2.46	2.68	0.020	14

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Lucero	Vein	2.58	0.1	2.47	2.98	0.039	21
	Andesite	2.75	0.12	2.52	2.92	0.044	12

Table 14-5
Bulk Densities used in the Resource Calculations.

Vein	Density tonnes/m [3]
Daniela	2.61
DV2	2.61
Fernanda	2.60
Karina	2.60
La Joya	2.50
La Luz Norte	2.50
La Luz Sur	2.50
Lana	2.60
Lucero	2.58
Plateros	2.50

14.9	Assumptions and Key Parameters

Resources are diluted to a minimum mining width of 2.0m. Assumed metal prices are $1540 per ounce for gold and $22 per ounce for silver. Resource blocks above a cut-off of 151g/t silver equivalent are considered for inclusion in Measured and Indicated resources. Resource blocks above a cut-off of 100g/t silver equivalent are considered for inclusion in Inferred resources. Silver equivalent is calculated using a 70:1, gold grams to silver grams.

14.10	Estimation Methodology

For the year ended October 31, 2014, two different methodologies have been employed for the estimation of resources for the Bolañitos Project, as described below.

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14.10.1	Block Modelling

Resources for the Daniela, Fernanda, Karina, La Luz and Lana veins were estimated using 3D modelling and ordinary kriging as the interpolator. The database comprised underground chip channel samples and diamond drill holes.

The block models were based on wireframes for each of the veins at Bolañitos.

14.10.2	Model Setup

The block model of the eight principle veins covers a 3D volume in UTM coordinates from 256,250 to 259,840 east, 2,328,900 to 2,331,600 north, and 1,800 m to 2,580 m elevation. The lower limit was defined by the influence of the deepest drill hole. The upper limit representing the topography and top of bedrock was generated from the digital elevation model (DEM).

Based on the geometry of the deposit and drill hole spacing, a parent block size of y = 3 m, x = 3 m and z = 3 m was selected to fill the mineralization envelope. Plateros and La Joya have sparse drill data density and a spacing of 15m was chosen for the parent block size. Sub-blocks were used at the solid envelope boundaries to give the appearance of a more accurate volume representation.

A volume check of the block model versus the mineralization envelopes revealed a good representation of the volumes of the solids.

The search parameters applied for grade interpolations are based on variographic analysis and are summarized in Table 14-6.

Table 14-6
Search Ellipsoid Parameters for the Guanajuato Resource Models

Vein	Azimuth	Dip	Search ellipse distances (m)			Composites
			Major	Semi-Major	Minor	Minimum	Maximum
Daniela Sur	60	-70	20	10	10	1	8
Daniela Norte	240	-85	10	6	6	1	6
DV2	270	-70	22	12	9	1	8
Fernanda	270	-70	22	12	10	1	8
Karina	235	-65	22	10	8	1	8
La Joya (Lana al bajo)	65	-80	20	10	10	1	8

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La Luz Norte	270	-60	25	14	10	1	8
La Luz Sur	270	-62	30	30	25	1	8
Lana	220	-55	22	12	10	1	8
Plateros	260	-65	40	35	25	1	8

14.10.3	Variography

Variography was completed separately for silver and gold for each of the eight models at Bolañitos using Vulcan® software. Endeavour calculated experimental traditional variograms for the underground channel sample data and drillhole composite data. The drillhole composite data and chip sample data was combined into a single data set before variography. The channel samples are spaced approximately 2-3m apart along the underground development and comprise the bulk of the data. Drillhole data impacts areas on the fringes of development and down dip of development.

The ranges observed in the variogram models are relatively short ranging from 20 to 40m, Table 14-7 and Table 14-8.

Table 14-7
Bolañitos Model Variogram Parameters for Silver

Vein	C0	C1	Range (m) Mayor	Range (m) Semi	Range (m) Minor
Daniela Sur	0.10	0.78	20	10	10
Daniela Norte	0.38	0.36	10	6	6
DV2	0.26	0.51	22	12	9
Fernanda	1.89	1.78	22	12	10
Karina	0.26	0.73	22	10	8
La Joya (Lana al bajo)	0.11	0.50	20	10	10
La Luz Norte	0.22	0.23	25	14	10
La Luz Sur	0.30	0.95	30	30	25
Lana	0.29	0.23	22	12	10
Plateros	0.06	0.98	40	35	25

Table 14-8
Bolañitos Model Variogram Parameters for Gold

Vein	C0	C1	Range (m) Mayor	Range (m) Semi	Range (m) Minor

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Daniela Sur	0.04	0.59	20	10	10
Daniela Norte	0.36	0.74	10	6	6
DV2	0.36	1.00	22	12	9
Fernanda	0.03	1.59	22	12	10
Karina	0.18	1.09	22	10	8
La Joya (Lana al bajo)	0.11	0.50	20	10	10
La Luz Norte	0.24	0.30	25	14	10
La Luz Sur	0.30	0.95	30	30	25
Lana	0.25	0.57	22	12	10
Plateros	0.10	0.86	40	35	25

14.11	2D Polygonal Resource Estimates

The 2D polygonal method is based on the use of a longitudinal section to estimate the mineral resources and reserves. This method has been used for estimating the resources in the La Luz-Refugio, La Joya, Plateros, Belen, Hanging Wall Belen and La Luz-San Bernabe veins.

Mineral resource blocks are defined by drawing a polygon around each drill intercept on a longitudinal section. Before a polygon is drawn, the intercept must be above the established cut-off grade and meet the 2 m minimum width criterion. A 25 m projection from the centroid of the drill intercept is then made for indicated resource blocks. When the continuity of mineralization is determined, an additional 25 m projection is made for inferred resources. Block volumes are estimated by drawing each block area on a longitudinal section and measuring this area using AutoCAD. The area of the block is then multiplied by the average horizontal width of the composited drill intercept to estimate the volume. The 2D classic polygonal method is appropriate in areas tested by a limited number of drill holes/samples and has been successfully used by Endeavour's exploration division in the last couple of years, as evidenced by the extent to which indicated resources were quickly upgraded into reserves.

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Figure 14-3 Longitudinal Section showing the Resources for the Plateros Vein

Figure 14-4 Longitudinal Section showing the Resources for the Belen Vein

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Figure 14-5 Longitudinal Section showing the Resources for the Hanging Wall Belen Vein

Figure 14-6 Longitudinal Section showing the Resources for the La Joya Vein

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14.12	Classification

Mineral resources were classified on the basis of the location of blocks relative to the data used to interpolate the block grade according to the following criteria:

Measured mineral resources apply to those resource blocks where grade, density, shape and physical characteristics are so well established to allow the appropriate application of technical and economic parameters, to support production planning.

For a resource based on chip sample data, Measured resources are projected up to 10 m from sample data or halfway to adjacent data points, whichever is less. For a resource defined by drilling only, Measured resources are based on drill intercepts spaced at between 10 and 25m depending on the structural complexity and geological continuity.

Indicated mineral resources refer to those resource blocks / areas where the geological framework, continuity and grade of mineralization are sufficiently understood to support a preliminary feasibility study which will serve as the basis for major development decisions. For the mining operations, this is applicable to those blocks which have had the historical mine sampling superseded by Endeavour Silver's subsequent channel sampling programs which, in conjunction with the confidence gained from the historical reconciliations, provide an acceptable level of confidence in the sample grades and resultant block estimates. All of the modelled Indicated resource blocks for the existing operations are within a maximum distance of 20 m from any data point including development, chip samples or drill hole intercepts. For the exploration division's polygonal resource estimates, a 25 m search radius is used in the definition of Indicated resources.

Inferred mineral resources are those blocks/areas where confidence in the estimate is insufficient to enable an evaluation of the economic viability worthy of public disclosure. For the mining operations, these are outlined and estimated based on the mine's interpretation and confidence in the historical sampling results. For the exploration division's polygonal resource estimates, a 50 m search radius is used in the definition of Inferred resources.

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14.13	Block Model Validation

The Bolañitos resource estimation models were validated by the following methods:

• Comparison of the global mean grades from the NN, OK models and composite data,
• Inspection of the OK block model grades in plan and sectional views in comparison to the drill hole and chip composite grades, and
• Swath plot comparisons of composites, NN and OK models.

14.13.1	Global Comparison

The global block model estimation for the OK method compared to the global estimation of the NN and declustered composite values, as shown in Table 14-9.

Table 14-9
Global Resource by Estimation Method

Vein	Method	Blocks / Number	Mean Ag (g/t)	Mean Au (g/t)	Ag CV	Au CV
	OK	35,207	157	2.26	0.56	0.57
Daniela Sur	NN	35,207	154	2.17	0.76	1.04
	Composites	1,329	161	2.37	0.74	1.04
	OK	9,000	261	2.23	0.63	0.87
Daniela Norte	NN	9,000	261	2.19	0.82	1.24
	Composites	192	277	2.32	0.86	1.32
	OK	3,586	154	3.01	0.28	0.38
Fernanda	NN	3,586	158	3.07	0.51	0.74
	Composites	87	157	3.11	0.69	0.81
	OK	38,508	166	2.16	0.74	0.70
Karina	NN	38,508	163	2.11	0.99	0.93
	Composites	38,508	163	2.13	0.92	1.03
	OK	2,538	46	2.97	0.77	0.70
La Luz Norte	NN	2,538	45	2.74	1.05	0.55
	Composites	147	45	2.94	1.41	1.28
	OK	5,999	107	3.01	0.92	0.63
La Luz Sur	NN	5,999	106	3.00	1.11	0.76
	Composites	43	108	3.24	1.13	0.39
	OK	45,020	191	1.98	0.46	0.78
Lana	NN	45,020	184	1.91	0.81	1.19
	Composites	1,185	192	2.13	0.84	1.33
	OK	8,293	178	0.93	0.66	0.46

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La Joya (Lana al bajo)	NN	8,293	188	0.91	0.86	0.56
	Composites	45	177	0.83	1.28	1.14

The OK and composite values generally show similar mean grades for silver. The gold mean grade between OK and the composites show a larger variance.

14.13.2	Visual Comparison

A visual comparison of block grades with chip composite grades was made in both long section and cross sectional views. The comparison showed a reasonable correlation between values. Figure 14-7 and Figure 14-8 show the colour coded OK block model grades and chip composites in cross section view looking northwest.

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Figure 14-7 La Luz, Cross Section through block model and composite data for silver.

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Figure 14-8 La Luz, Cross Section through block model and composite data for gold.

14.13.3	Swath Plots

Swath plots were generated for each model in each vein structure. Swath plots are used to assess the models for global bias by comparing OK and NN values of the estimated blocks with chip samples on each axis of the model, elevation, nothing and easting. Examples of the swath plots used in the evaluation of the Lana Vein are shown in Figure 14-9 through Figure 14-11 for gold and Figure 14-12 through Figure 14-14 for silver. The swath plot results have a similar trend between estimation methods, particularly within the core of the deposit where large numbers of composites exist (high data density). Grade estimates show the greatest differences (smoothing) along the mineralized boundaries indicated by a low number of blocks, and in areas where there are few composites (low data density).

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The results of the swath plot analyses were considered acceptable for each vein tested.

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Figure 14-10 Northing swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.

Figure 14-11 Elevation swath plot for gold comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein

Figure 14-12 Easting swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.

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Figure 14-13 Northing swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein.

Figure 14-14 Elevation swath plot for silver comparing grade of composites to grade of block model, OK and NN Models (left); comparing number of composites to number of blocks in the block model, (right). Example from Lana Vein

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14.14	Assessment of Reasonable Prospects for Economic Extraction

The assessment of geological and grade continuity of mineralized material was used in determining the limits of mineral resources based on established cut-off grade.

By definition, a Mineral Resource must have “reasonable prospects of economic extraction” and therefore a resource defined by a cut-off grade must also satisfy this requirement. Endeavour Silver is reporting resources at cut-offs that are reasonable for deposits of this nature and for the expected mining conditions and methods.

To assess reasonable prospects of economic extraction as required by the definition of Mineral Resource in the CIM Definition Standards for Mineral Resources and Mineral Reserves, a conceptual economic analysis to determine an economic cut-off grade using the following assumptions:

•	Silver Price: $22.00/oz.
•	Gold Price: $1540/oz.
•	Ag Recovery: 87.7%.
•	Au Recovery: 89.4%.
•	Mining Dilution: 15%.

In addition the following was assumed:

•	Underground mining using longhole stoping and backfill
•	Average mining heights of approximately 7m.
•	Minimum mining width of 2m.
•	Silver equivalent 70:1, gold grams to silver grams.

The resources presented for the Bolañitos mining operations are based on silver-equivalent cut-off grades. Those cut-off grades are 151 g/t AgEQ for Measured and Indicated resources and 100g/t AgEQ for Inferred resources. Endeavour considered metal prices, recovery, mining method and economics to derive the reported cut-off. A 100 g/t AgEQ cut-off grade has been traditionally used to declare resources for similar vein-hosted silver deposits.

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The silver-equivalent calculation is based on long-term average gold and silver metal prices. To keep consistent with prior reporting, a gold to silver ratio of 70 to 1 was used to establish the silver-equivalent value. Silver-equivalent calculations for resources reflect gross metal content and are not adjusted for metallurgical recoveries or relative processing and smelting costs. Silver- equivalent grades were used for establishing cut-off grades.

14.15	Mineral Resource Statement

The Measured and Indicated mineral resources for the Bolañitos Project as of October 31, 2014 are summarized in Table 14-10. The resources are exclusive of the mineral reserves.

Table 14-10
Mineral Resource Estimate, Bolañitos Project1,
Effective Date October 31, 2014, Michael Munroe, SME Registered

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	58,376	134	1.54	251,600	2,800	419,600
Indicated	1,032,429	112	1.97	3,735,100	65,200	7,647,100
Total Measured and Indicated	1,090,805	113	1.95	3,986,700	68,000	8,066,700

1. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The Inferred mineral resources for the Bolañitos Project as of October 31, 2014 are summarized in Table 14-11. The resources are exclusive of the mineral reserves.

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Table 14-11
Inferred Mineral Resource Estimate, Bolañitos Project2,
Effective Date October 31, 2014, Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Total Inferred	1,823,066	137	1.45	8,031,100	84,800	12,271,100

2. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

At present time there are no known environmental, permitting, legal, title, taxation, socio-economic, marketing or political issues which could adversely affect the mineral resources estimated above.

14.16	Note on Rounding

Most organizations and agencies responsible for overseeing the classification and reporting of reserves and resources require that reports round the estimated results to a level that does not imply unrealistic levels of precision. This can create apparent arithmetic inconsistencies in summations and quotients that are difficult to completely eliminate. In this report many of the subdivisions of the deposit are rounded to thousands of tons and ounces.

14.17	Factors That May Affect the Mineral Resource Estimate

Factors which may affect the calculation of mineral resources, and therefore the Mineral Resource estimates include changes to the following assumptions and parameters:

•	Commodity price assumptions,
•	Mineralization limits used to constrain the estimates,
•	Assignment of SG values.

There is no assurance that mineral resources will be converted into mineral reserves. Mineral resources are subject to further dilution, recovery, lower metal price assumptions, and inclusion in a mine plan to demonstrate economics and feasible of extraction.

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Changes in taxation and royalties that may apply to the project, will affect the estimated and actual operating costs used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction.

In December 2013, the Mexican President passed tax reform legislation that became effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

14.18	Comments on Section 14

The QP is of the opinion that the Mineral Resources for the Bolañitos Mines Project, which have been estimated using underground chip and core drill data, have been performed to acceptable industry standards, and conform to the requirements of CIM (2010).

A review of the Bolañitos lab QA/QC data and procedures did not suggest any background sample contamination that would materially affect results.

The QP suggests that as more complex geology is encountered, Endeavour continue to improve geologic modeling methods and as a result, improve resource estimation.

The QP recommends that Endeavour continue to use trained and dedicated staff for resource modelling.

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15.0	MINERAL RESERVE ESTIMATES

15.1	Terms of Reference

Having established a resource estimate for the mineralization contained in the veins at the Bolañitos project, Endeavour Silver has prepared a production schedule for the extraction of the measured and indicated mineral resources contained within readily accessible underground areas.

The reserve estimate is compliant with the current CIM standards and definitions specified by NI 43-101. This estimate supersedes the December 15, 2012 reserve estimate for the Bolañitos project and has an effective date of October 31, 2014.

The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. These are not considered material to the reserve estimate.

15.1.1	CIM Mineral Reserve Definitions and Classifications

All resources and reserves presented in a Technical Report must follow the current CIM definitions and standards for mineral resources and reserves. The latest edition of the CIM definitions and standards was adopted by the CIM council on November 27, 2010, and includes the reserve definitions reproduced below.

“Mineral Reserve”

“Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.”

“A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.”

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“Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socioeconomic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term ‘Mineral Reserve’ need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.”

“Probable Mineral Reserve”

“A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.”

“Proven Mineral Reserve”

“A 'Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.”

“Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.”

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15.1.2	Conversion Factors from Mineral Resources to Mineral Reserves

The parameters used to convert mineral resources to mineral reserves at the Bolañitos project are as follow:

•	Cut-off grade: 184 g/t AgEQ.
•	Dilution: 25% on long hole, 18% on Cut and fill.
•	Minimum width: 0.8m.
•	Silver equivalent: 70:1, gold grams to silver grams.
•	Silver price: US $18 per oz.
•	Gold price: US $1,260 per oz.
•	Mining Recovery: 95%.
•	Gold recovery: 89.6%.
•	Silver recovery: 86.7%.

15.2	Dilution and Recovery

Dilution is applied to Measured and Indicated resource blocks depending on the mining method chosen. For blocks to be exploited using conventional cut and fill methods, dilution was applied in the amount of 15% at a grade of zero. Blocks planned to be extracted using longhole mining methods, dilution was applied in the amount of 25%, 30% in La Luz, at a grade of zero. Mining recovery applied to converted resources is estimated at 95%.

There is no supporting documentation to support these dilution or mining recovery estimates. It is the QP’s recommendation that individual dilution and recovery studies be performed on various veins and types of reserve blocks to refine the global estimates used for dilution and mining recovery.

The global dilution and mining recovery factors at Bolañitos have varied over time depending on company philosophy and experience in reconciling estimated mine production with mill sampling. Dilution and mining recoveries are functions of many factors including workmanship, design, vein width, mining method, extraction, and transport. Currently, there is limited information upon which to measure actual dilution and recovery in the stopes, and transport system. The majority of stoping is now done using longhole methods. Without a cavity measuring survey instrument, measuring dilution in these types of stopes is problematic.

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15.3	Cut-off Grade

The mining breakeven cut-off grade is applied to fully diluted resources in order to determine if they warrant inclusion in the mine plan. The data presented in Table 15-1 from cost reports for the 2nd Quarter 2014.

Table 15-1
Mining Cost per Tonne Milled Bolañitos Property

Mining	Plant	G&A	Operating Cost	Production Cost
$51.80	$35.65	$21.86	$87.45	$109.31

The production cost data, reserve price assumptions, and mill recoveries are used to calculate the reserve breakeven cut-off grade. The parameters used for the calculation are presented in Table 15-2:

Table 15-2
Mineral Reserve Breakeven Cut-off Inputs for the Bolañitos Property

Description	BOL
Silver price ($US)	$18
Gold price ($US)	$1,260
Mill Recovery (Ag)	0.867
Mill Recovery (Au)	0.896
Production Cost ($/tonne milled)	$89.16
Cut-off Grade	184

The cut-off is stated as silver equivalent since the ratio between gold and silver is variable and both commodities are sold. These cut-offs are applied to the resource blocks, and those that exceed these grades are considered for inclusion in the mine plan and for reporting as reserves. The average cut-off grade used for the Bolañitos property is 184g/t Ag equivalent. Silver equivalent grade is calculated as the silver grade + (gold grade * 70), taking into account gold and silver prices and expected mill recoveries.

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15.4	Reconciliation of Mineral Reserves to Production

Mine reconciliation is the comparison of an estimate with a measurement (Morley and Moller, 2005), (Schofield, 2001). Estimates can include mineral resource models, ore reserve models, grade control information, or a mine production plan. Measurements include survey information, material movement records or official production, usually reported by the processing plant.

Geology staff prepared a reconciliation of reserve blocks Life of Mine plan (LOM) to actual production from sampling for the 12-month period, January to December, 2014.

The reconciliation compared the LOM prepared in 2013 to 2014 production based on geology estimates from chip sampling and plant estimates based on head grade sampling. The reconciliation shows a positive variance on tonnes for both geology and plant estimated tonnage as compared to the LOM (Table 15-3). Estimated tonnage was 12% higher for both geology and for the plant as compared to the LOM.

Reconciliation of silver grades for 2014 show a negative variance for geology as well as the processing plant. The silver grade was 2% below the LOM for both geology and plant while the gold grade was 5% below the LOM for geology but on par with the plant.

Table 15-3
Reconciliation of 2013 LOM to 2014 Geology / Plant Production

	LOM_2013	Geology Short Term	Plant
Ore Mined	506,754	575,437	578,981
Grade Au	2.34	2.23	2.34
Grade Ag	148	145	145
Grade AgEq	300	289	297

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Ounces Au	38,184	38,436	43,611
Ounces Ag	2,407,517	2,493,880	2,700,994
Ounces AgEq	4,889,490	5,354,746	5,535,694

There are six reconciliation metrics defined at Bolañitos. Table 15-4 shows the scores for the six reconciliation metrics.

Table 15-4
Reconciliation F scores for 2013 LOM versus 2014 Geology and Plant Grade Estimates.

Metric	Tonnes	Au g/t	Ag g/t	Oz Au	Oz Ag
F1 = Short-term Plan / Long-term Plan	111%	91%	93%	101%	104%
F2 = Received-at-Plant / Sent-to-Plant	101%	105%	100%	106%	101%
F3 = Received-at-Plant / Long-term Plan	114%	100%	98%	114%	112%
F4 = Received-at-Plant / Short-term Plan	102%	105%	105%	107%	107%
F5 = Mine-Reported / Short-term Plan	103%	110%	105%	113%	108%
F6 = Mine-Reported / Long-term Plan	114%	95%	98%	108%	111%

The results of the reconciliation show good correlation between material sent to the plant by geology and production reported by the pant. The reconciliation for 2014 also suggest that the LOM produced in 2013 underestimated production tonnes by 14%. Both silver and gold grades reported by geology and the plant are generally within 5% of plan.

It is common practice in the industry to apply a mine call factor (MCF) to compensate for negative mine-mill reconciliations. This factor compares the in situ tonnes and grade estimated by geology with the tonnes and grade reported by the plant.

The MCF adjusts actual sampling data and is used to provide more realistic forecasts of expected tonnage and grade. It is important however, to understand whether the adjustment is related to sampling, density determination, dilution, outliers, or poor mining and milling performance.

A mine call factor if not properly understood can disguise the source of the errors causing the difference. Actions should be taken to minimize the error between estimates and actual production by identifying and resolving the issues that cause a poor reconciliation in place of applying an MCF.

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Reserves should reflect expectations of performance over the life of the mine. The current reserves at Bolañitos apply a MCF of 1.0 and the current reconciliation suggest that a modified MCF is unwarranted.

15.5	Reserve Classification

Mineral reserves are derived from measured and indicated resources after applying the economic parameters stated Section 15.1.2, above. The Bolañitos project reserves have been derived and classified according to the following criteria:

Proven mineral reserves are the economically mineable part of the measured resource where development work for mining and information on processing / metallurgy and other relevant factors demonstrate that economic extraction is achievable. For Bolañitos Project, this applies to blocks located within approximately 10m of existing development and for which Endeavour Silver has a mine plan in place.

Probable mineral reserves are those measured or indicated mineral resource blocks which are considered economic and for which Endeavour Silver has a mine plan in place. For Bolañitos Project, this is applicable to blocks located a maximum of 35 m either vertically or horizontally distant from development.

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Figure 15-1 Lana Vein resource and reserve section showing: Proven (red), Probable
(green), Measured (orange), Indicated (light blue), Inferred (light brown). Gray areas are mined-out, pillars are shown in dark brown.

15.6	Mineral Reserve Statement

The Proven and Probable mineral reserves for the Bolañitos Unit as of October 31, 2014 are summarized in Table 15-5. The reserves are exclusive of the mineral resources reported in Table 14-10 and Table 14-11.

Table 15-5
Proven and Probable Mineral Reserves, Effective Date October 31, 2014
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	333,800	142	2.13	1,521,100	22,800	2,889,100
Probable	360,500	118	3.00	1,374,500	31,700	3,276,500
Total Proven and Probable	694,300	130	2.44	2,895,600	54,500	6,165,600

*Notes to Table 15-5:
1.	Average cut-off grade for Bolañitos is 184 g/t Ag equivalent
2.	Minimum mining width for mineral reserves is 0.8 meters
3.	Dilution is 18-30% of in situ tonnes
4.	Mining recovery of 95% applied to mineral reserves
5.	Silver equivalent is 70:1, gold grams to silver grams.
6.	Mineral reserve price assumptions are $1260 and $18 per troy ounce for gold and silver, respectively
7.	Mineral reserves take into account metallurgical recovery assumptions of 89.6% and 86.7% for gold and silver, respectively.
8.	Mineral reserves are exclusive of mineral resources.
9.	Figures in table are rounded to reflect estimate precision; small differences generated by rounding are not material to estimates.

15.7	Factors That May Affect the Mineral Reserve Estimate

The Bolañitos operation is an operating mine with a relatively long history of production. Furthermore, budgeted operating costs are based on actual past performance and include variations in production in accordance with the long term mine plan.

The mine staff possess considerable experience and knowledge with regard to the nature of the orebodies in and around the Bolañitos property. Mine planning and operations need to continue to assure that the rate of waste development is sufficient to maintain the production rates included in the mine plan.

It is unlikely that there will be a major change in ore metallurgy during the life of the current reserves, as nearly all of the ore to be mined will come from veins with historic, recent, or current production.

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The process of mineral reserve estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding and consequently introduce a margin of error. The QP does not consider these errors to be material to the reserve estimate.

Areas of uncertainty that may materially impact the Mineral Reserves presented in this report include the following:

•	mining assumptions,

•	dilution assumptions,

•	exchange rates,

•	variations in commodity price,

•	metallurgical recovery, and

•	processing assumptions

Changes in taxation and royalties that may apply to the project, will affect the estimated and actual operating costs used to help define the most appropriate cut-off grade for assessment of reasonable prospects of economic extraction.

In December 2013, the Mexican President passed tax reform legislation that became effective January 1, 2014. The tax reform includes, among other items, an increase of the Mexican corporate tax rate from 28% to 30%, removal of the flat tax regime, a Special Mining Duty of 7.5% on taxable revenues, less allowable deductions excluding interest and capital depreciation and an 0.5% Environmental Tax on gold and silver revenues. The tax reform is expected to have a material impact on the Company’s future earnings and cash flows.

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16.0	MINING METHODS

16.1	Mining Operations

As of June, 2007, Endeavour Silver assumed management of day-to-day mining operations at the Bolañitos Project, in order to allow for more flexibility in the operations and to continue optimizing the costs. As of October 31, 2014, the Bolañitos Project had a roster totalling 409 employees. The mine's operating schedule consists of three 8-hour shifts 7 days a week. The miners are skilled and experienced in vein mining and, according to Endeavour Silver, are currently not unionized. There is an incentive system in place rewarding personnel for safety and production. Technical services and overall supervision are provided by Endeavour Silver staff.

The mine employs geology, planning and surveying personnel and operates using detailed production plans and schedules. All of the mining activities are conducted under the direct supervision and guidance of the mine manager.

Figure 16-1 is a view looking northwest along the trend of the Vein Madre.

Figure 16-1 View Looking Northwest along the Trend of the Vein Madre

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16.2	Ground Conditions

The ground conditions at the Bolañitos and Lucero mines are considered to be good. The rocks are competent and require no special measures for support other than occasional rock bolting and regular scaling. At the Cebada mine, the ground conditions are similar to the other mines, with the exception of the hanging wall of the deposit which is comprised of a weak, laminated graphitic shale. The weak nature of the hanging wall material requires additional rock bolting. The current cut and fill mining method is well suited to these ground conditions.

16.3	Mining Method

Traditionally a conventional bottom-up cut and fill mining method was employed with waste rock brought in using diesel or electric loaders. The rock used to backfill the stopes is either dropped down a bore hole from surface or is generated from the waste development underground. Over the past several years a transition to a modified longhole method has taken place. Conventional cut and fill jackleg drilling has been replaced with longhole drilling machines. The holes are typically 10-12m in length but vary from 6 to 16m depending on the stope.

16.4	Production Areas

Table 16-1 summarizes total 2014 Bolañitos production. Table 16-2 summarizes the actual production versus the budgeted production for 2014.

Table 16-1
Summary of 2014 Bolañitos Production

Month	Tonnes	Ag (g/t)	Au (g/t)	AgEq (g/t)	Ag (oz)	Au (oz)
January	51,893	152	2.53	304	253,591	4,221
February	47,490	134	2.10	260	204,592	3,206
March	51,204	134	2.42	279	220,592	3,984
April	46,568	135	2.16	265	202,117	3,234
May	48,625	152	2.35	293	237,621	3,674
June	47,515	163	2.51	314	249,000	3,834
July	46,589	147	2.22	280	220,182	3,325

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August	49,303	147	2.26	283	233,008	3,582
September	46,118	141	2.14	269	209,060	3,173
October	47,606	138	1.85	249	211,214	2,831
November	47,063	151	2.08	276	228,474	3,147
December	45,775	142	2.03	264	208,977	2,987
Total	575,749	148	2.36	278	2,678,426	41,200

Table 16-2
Summary of 2014 Budget versus Actual Production for the Bolañitos Project as of
October 31, 2014.

Area	Description	Budget	Actual	Variance	Actual as % of Budget
Plant	No. of Days	284	300	16	106%
	Tonnes of Ore	454,400	471,881	17,481	104%
	Silver Grade (g/t)	148	147	-1	99%
	Gold Grade (g/t)	2.39	2.41	0.02	101%
	Silver Recovery	85%	86.8%	1.8%	102%
	Gold Recovery	88%	89.9%	1.9%	102%
	Silver Ounces Recovered	1,832,179	1,942,119	109,940	106%
	Gold Ounces Recovered	30,675	32,859	2,184	107%
Mine	No. of Days	301	302	1	100%
	Tonnes of Ore	431,962	482,911	50,949	112%
	Silver Grade (g/t)	148	144	-4	97%
	Gold Grade (g/t)	2.34	2.23	-0.11	95%
Development	Waste Development (m)	5,454	6,092	638	112%
	Ore Development (m)	4,744	7,106	2,362	150%
	Total (m)	10,198	13,198	3,000	129%

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17.0	RECOVERY METHODS

17.1	Production

As of December 31st , 2014, the Bolañitos mine produced 567,873t of ore grading 148 g/t silver and 2.36 g/t gold from which 2,396,179 oz silver and 37,108 oz gold were recovered. Silver and gold recoveries averaged 88.5% and 86.2%, respectively.

17.2	Bolañitos Plant

The plant processing rate is 1,600 t/d after it was expanded from 1,200 t/d in 2012 adding a 6’x16’ vibration screen, four additional flotation cells 500 ft [3] each, six 1st cleaner cells 100 ft3 each, six 2nd cleaner cells 50 ft3 each, conveyor belts and a flocculent mixing system.

A simplified process flow sheet is illustrated in Figure 17-2.

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Figure 17-2 Simplified process flow sheet of the Bolañitos processing plant

Run-of-mine ore is hauled by 20 tonne dumper trucks and discharge on a grizzly with opening 11”. Oversize rock (>11’) is broken by a backhoe hydraulic hammer. The undersize material falls in a feed bin and further crushed in a primary jaw crusher of size 24”x36”. After the primary crusher the ore is held in two coarse ore bins each with a 450 t capacity.

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From the coarse ore bins the ore is conveyed to a 6’x16’ vibratory screen with openings 3/8”, the undersize product is conveyed to the fine ore bins. The oversize material is fed to a 4.25’ standard head Symons secondary cone crusher where the ore size is crushed down to 2”. The secondary crusher product is screened by a 5’x10’ vibratory screen with openings 3/8”. The screen undersize product is conveyed to fine ore bins and the oversize material is crushed by a tertiary cone crusher (Metso, HP200).

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The fine crushed ore (approx. 80-85% of -3/8”) is stored in two ore bins. The storage capacity of the first fine ore bin is 250 tonnes and of the second ore bin is 500 tonnes of ore.

The grinding circuit consists of two ball mills: No. 1 is of size 9’6” x 14’ with a 600 HP motor, the No. 2 mill is of size 11’x18’7” with a 1000 HP motor. The mills are fed independently from respective ore bins.

The grinding product is the cyclone overflow with 70-75% passing 74 microns and flows further to the flotation circuit.

Each ball mill has a separate rougher and scavenger cell lines. The ball mill #1 line consists of four (4) flotation cells with capacity 500 ft3 each. The ball mill #2 line consists of nine (9) flotation cells with capacity 300 ft3 each. The rougher and scavenger concentrates from both lines are combined and fed to the column flotation cell.

The flotation layout considers two cleaning stages though the 2nd cleaning stage was shut down in December 2013 since the concentrate grade obtained in the column cell was meeting the target silver grade between 7 and 9 kg/t.

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The final concentrate flows by gravity to a thickener, where it is thickened to 60% of solids, then it is pumped to a filter press where concentrate is dewatered down to 13-17% of moisture. The filtered concentrate is stored, then loaded on 35 t trucks and shipped to concentrate traders.

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18.0	PROJECT INFRASTRUCTURE

Endeavour Silver has all of the necessary mine and mill infrastructure to operate the Bolañitos Project efficiently and to all regulatory standards imposed by the various government agencies.

18.1.1	Mine Pumping

At the Bolañitos Project, only a limited amount of ground water is encountered, with each mine containing a principal sump that sends the water to surface. Underground settlers/sumps ensure that the water pumped to surface is largely free of solids. During development, further dewatering facilities are provided to pump any ground water and mine service water to the water treatment facility. Dewatering lines are advanced with the main ramp development.

18.1.2	Mine Ventilation

At the Bolañitos mine, eight raise boreholes were developed to improve the ventilation during progressive periods of the mine development. Five of the raises were developed for the Bolañitos vein and the others were developed for the Lucero vein areas.

The principal mine ventilation for the Bolañitos vein areas is provided by a 70,000 cfm exhaust fan that was installed in borehole number one, with the fresh air drawn down the ramp and the other four boreholes of the area. At the Lucero, Daniela Sur and Daniela Norte ramps, 4 exhaust fans are installed in boreholes #8 (120k), #10 (80k), #12 (160k) and a conventional raise (80k), with the fresh air drawn in through the ramps. This system is providing the ventilation requirements which are based on the amount of diesel equipment running at any time, the system is an exhaust system).

Secondary ventilation is by conventional axial-vane mine fans that are from 24 to 42 inches in diameter and 20 to 150 hp. These fans are blowing fresh air into the working areas using ventilation tubing to deliver the necessary cfm.

Fresh air for the La Luz Mine is being provided through the access from the Los Angeles Shaft and is accessing into the mine on level 310 where most of the air flows to level 220 through a series of ramps and conventional raises.

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On the 310 and 220 levels, fresh and used air is ventilating the stopes with the use of auxiliary electric ventilation fans. The total air flow is exhausting to surface through the Asuncion Shaft.

18.1.3	Mine Electrical

The electrical power for the mine is distributed by a series of substations connected to the public power grid. Electric power arrives at the mine sites via 13.2 kV overhead transmission lines. Table 18-1 summarizes the location and capacity of the transformers installed in the Bolañitos Project.

Table 18-1
Summary of the Electric Installations at the Bolañitos Project

Area	Location	Transformer Capacity (kVA)	Power input (V)	Power Output (V)
Plant	Surface	750	13,200	440
	Surface	1,000	13,200	440
	Surface	500	13,200	440
Lucero Ramp	Surface	1,000	13,200	2,300
	Surface	750	13,200	440
	Surface	500	2,300	440
	Surface	750	13,200	2300
	underground	750	2,300	440
	Underground	500	2,300	440
	underground	300	2,300	440
	Underground	300	2,300	440
Bolañitos Mine	Surface	750	13,200	440
Cebada Mine	Surface	1,000	13,200	2,300
	Surface	300	2,300	440
	Underground	200	2,300	440
	Underground	150	2,300	440
	Underground	300	2,300	440
	Underground	150	2,300	440
	Underground	225	2,300	440
San Elias	Surface	500	13,200	2,300
	Surface	225	13,200	440

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	Underground	200	2,300	440
Santa Rosa	Surface	500	13,200	440
Asunción	Surface	300	13,200	440
	Surface	500	13200	2,300

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19.0	MARKET STUDIES AND CONTRACTS

Endeavour Silver has neither a hedging nor forward selling contract for any of its products. As of the date of issuing this report, the company has not conducted any market studies, as gold and silver are commodities widely traded in the world markets.

Endeavour Silver produces a silver concentrate which is then shipped for further refining. Silver and gold are widely traded commodities in world markets and Endeavour Silver has not conducted any market studies. Due to the size of the bullion market and the above-ground inventory of bullion, Endeavour Silver's activities will not influence silver prices. The concentrate produced by Endeavour Silver at its mines is refined by third parties before being sold. To a large extent, silver concentrate is sold at the spot price.

Table 19-1summarizes the high and low average annual London PM gold and silver price per ounce from 2000 to 2014.

Table 19-1
Average Annual High and Low London PM Fix for Gold and Silver from 2000 to 2014
(prices expressed in US$/oz)

Year	Gold Price (US$/oz)			Silver Price (US$/oz)
	High	Low	Average	High	Low	Average
2000	312.70	263.80	279.12	5.45	4.57	4.95
2001	293.25	255.95	271.04	4.82	4.07	4.37
2002	349.30	277.75	309.67	5.10	4.24	4.60
2003	416.25	319.90	363.32	5.97	4.37	4.88
2004	454.20	375.00	409.16	8.29	5.50	6.66
2005	536.50	411.10	444.45	9.23	6.39	7.31
2006	725.00	524.75	603.46	14.94	8.83	11.55
2007	841.10	608.40	695.39	15.82	11.67	13.38
2008	1,011.25	712.50	871.96	20.92	8.88	14.99
2009	1,212.50	810.00	972.35	19.18	10.51	14.67
2010	1,421.00	1,058.00	1,224.52	30.70	15.14	20.19
2011	1,895.00	1,319.00	1,571.52	48.70	26.16	35.12
2012	1,791.75	1,540.00	1,668.98	37.23	26.67	31.15
2013	1,693.75	279.40	1,257.42	32.23	5.08	21.26
2014	1,385.00	1,142.00	1,266.40	22.05	15.28	19.08

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Over the period from 2000 to 2014, world silver and gold prices have increased significantly. This had a favourable impact on revenue from production of most of the world’s silver mines, including the Bolañitos Project.

Endeavour Silver has no contracts or agreements for mining, smelting, refining, transportation, handling or sales, that are outside normal or generally accepted practices within the mining industry. Endeavour Silver has a policy on not hedging or forward selling any of its products.

In addition to its own workforce, Endeavour Silver has a number of contract mining companies working on the Bolañitos property.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Environmental Studies and Permitting

The Bolañitos plant monitors all effluents and the air quality on the site. Regular monitoring and laboratory testing are out-sourced to qualified contractors. Regular meetings are held with the local ejido and President of the Municipality of Guanajuato city to discuss areas of mutual concern.

The mill and mine recycle batteries, oils, greases, steel and aluminum.

The mine and mill have safety induction meetings and tours with all new employees and hold regular weekly half-hour safety meetings with all employees and contractor employees.

Endeavour Silver holds all necessary environmental and mine permits to conduct planned exploration, development and mining operations on the Bolañitos Project, as summarized in Table 20-1.

Table 20-1
Summary of Environmental and Mining Permits for the Bolañitos Project

Permit Type	Issuing Agency	Expiry or Renewal Date
MIA and EJT Lucero ramp	Semarnat	Valid until 2021
MIA and EJT waste dump facilities, access and temporary facilities in Lucero Ramp	Semarnat	Valid until 2020
MIA and EJT raise bore station in Lucero ramp	Semarnat	Permanent
MIA and EJT waste dump facilities in Lucero	Semarnat	Valid until 2021
Process plant unique environmental license	Semarnat	Permanent
MIA and EJT tailings dam	Semarnat	Valid until 2018

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20.2	Social and Community Impact

Endeavour Silver acknowledges its social responsibility through a community relations program. The company continues to support the communities and the social aspirations of the citizens of the areas surrounding its operations in order to improve the health and well-being of not only its employees and their families, but to the sustainable human development in the communities adjacent to its operations. The major areas of focus and impact in the communities are related to:

•	Support for education with infrastructure, talks, and training workshops for the development of skills for various activities and occupations.

•	Support for the communities' traditions, practices and customs through donations to their school, religious and/or cultural celebrations.

•	Assistance for health campaigns and environmental sanitation undertakings by working together with civil society organizations, government and federal authorities.

•	Working in a variety of ways to assist the communities with opportunities that allow both individuals and groups of citizens to improve their quality of life.

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21.0	CAPITAL AND OPERATING COSTS

21.1	Capital Costs

In 2014, Endeavour Silver's Bolañitos Project consisted of a modest size underground mining operation based at Cebada and Bolañitos. The 2014 budget versus actual 2014 capital costs for the Bolañitos Project are summarized in Table 21-1.

Table 21-1
Budget 2014 and Actual 2014 Capital Costs for the Bolañitos Project

Item	Actual 2014 Cost (US$)	Budget 2014 Cost (US$)
Mine Development	7,715,532	5,044,583
Mine Infrastructure	697,384	77,500
Mine Exploration	3,963,696	3,890,560
In-fill drilling	491,839	1,563,000
Tailings Dam	402,419	937926
Plant Infrastructure	338,926	366,126
Plant Equipment	0	110,500
Vehicles	0	25,000
Office and IT	67,389	222964
Buildings	51,187	0
Total	13,888,402	12,238,159

21.2	Operating Costs

The cash cost of silver produced at the Bolañitos Project in fiscal year 2014 was US $1.94/oz, compared to US $ -2.87/oz in 2013. Cash operating cost per ounce of silver is calculated net of gold credits and royalties.

On a per tonne of ore processed basis, the cash operating costs in 2014 averaged US $87.44 per tonne, compared to US $79.47 in 2013 and US $74.25 in 2012. Table 21-2 summarizes the 2015 estimated operating cost for the Bolañitos Project, which is budgeted at US $85.40/t processed.

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Table 21-2
Actual 2014 and Estimated 2015 Operating Cost Estimates for the Bolañitos Project

Item	Actual 2014 Cost (US$/t)	Estimated 2015 Cost (US$/t)
Mining cost	37.86	38.00
Plant (milling) cost	33.44	32.95
Administration and Royalty	16.14	14.45
Total	87.44	85.40

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22.0	ECONOMIC ANALYSIS

22.1	Introduction

Endeavour Silver is a producing issuer. The operation at the Bolañitos Mines property has been in continuous operation since 2007. Since no material expansion to production is planned this section has largely been excluded.

The Bolañitos Project consists of both current and former producing mines, as well as a number of exploration targets. The Bolañitos Project has continued to improve its operational parameters and production output under Endeavour Silver's direction.

22.2	2015 Production Forecast

For 2015, Endeavour Silver is forecasting to produce 1,276,317 ounces of silver and 23,228 ounces of gold from the Bolañitos Project. Plant throughput for 2015 is forecast at 409,600 t at an estimated average grade of 121 g/t silver and 2.13 g/t gold. Recoveries are forecast to average 80.1% and 82.7% for silver and gold, respectively. Plant throughput is based on production from the Bolañitos, Lucero Ramp and Asunción mines.

The property has a substantial undeveloped resource potential. Beyond 2014, Endeavour Silver believes that continued exploration and development will lead to the discovery of new resources, and Endeavour Silver actively continues acquiring rights to new properties in the Guanajuato district.

22.3	Future Production Potential

The mine life, based on proven and probable reserves as of October 31, 2014, is less than three years at projected production levels of 1,400 t/d or 39,200 t/m for the first quarter of 2015 falling to 1,200 t/d or 34,000 t/m in the second quarter and leveling off at 1,000 t/d or 28,667 t/m for the latter half of 2015.

Given that many epithermal vein systems of this type have vertical mineralized extents ranging from 500 m to 800 m, Endeavour Silver could reasonably expect to increase its mineral resource base as more exploration is conducted. The QP believes there is a reasonable likelihood of discovering additional resources at the Bolañitos Project.

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23.0	ADJACENT PROPERTIES

23.1	Introduction

Mining in the Guanajuato district has been ongoing for more than 450 years. Endeavour Silver's Bolañitos Project exists within the Guanajuato mining district which has hosted a number of past producers, some of which are located on the property. A majority of the past producers in the district are located on quartz veins which are similar or related to those located on the Bolañitos Project. However, there are no immediately adjacent properties which directly affect the interpretation or evaluation of the mineralization and anomalies found on the property.

23.2	Other Silver/Gold Production Activity in the Guanajuato Mining District

Several other mineral properties and mines are present in the region and within the Guanajuato mining district, as illustrated in Figure 23-1. The most noteworthy includes the El Cubo Mines property, purchased in 2012 by Endeavour. In 2014, the El Cubo property produced 1,228,256 oz silver and 18,146 oz gold from 413,282 tonnes of ore grading 105 g/t silver and 1.59 g/t gold. Silver and gold recoveries averaged 88% and 85.9%, respectively.

Endeavour’s El Cubo property is the subject of a Technical Report titled: “NI 43-101 Technical Report Resource and Reserve Estimates for the El Cubo Mines Project Guanajuato State Mexico “, with an effective date of October 31, 2014, and available on SEDAR.

Great Panther Resources a Canadian mining company that hold The Guanajuato mines complex which include the Valenciana, Cata and Reyes mines, as well as several other holdings in the area. In 2013, the Guanajuato mines of Great Panther produced 1,079,979 oz silver and 15,062 oz gold from 221,545 tonnes of ore grading 169 g/t silver and 2.31 g/t gold. Recoveries averaged 89.6% for Silver and 91.7% for Gold. Production information is reproduced from the March 10, 2014 SEDAR filed report titled “Great Panther Silver Limited Annual Information Form for the year ended December 31, 2013”. The most recent Technical Report available on SEDAR is the report “NI43-101 Technical Report on the Guanajuato Mine Complex Claims and Mineral Resource Estimations for the Guanajuato Mine, San Ignacio Mine, and El Horcon Project”. The effective date of the report is July 31st , 2014.

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Primero Mining Company is a Canadian company that operates the Cerro del Gallo Gold Silver Project. The project is located between the city of Guanajuato and Dolores Hidalgo, 23 km east northeast of Guanajuato. Primero Mining acquired 69.2% of the project from Cerro Resources NL in May 2013 and the remaining 30.8% from Goldcorp Inc. in December 2013. Development of the project is subject to permitting. Proven and Probable reserves are estimated at 32,219 kt with an average grade of 14.82 g/t Ag, 0.69 g/t Au and 0.08% Cu.

Technical data on the Cerro del Gallo Gold Silver Project is available in the Technical Report titled Technical Report First Stage Heap Leach Feasibility Study Cerro del Gallo Gold Silver Project Guanajuato, Mexico, and is available on SEDAR. The effective date of the report is May 11th, 2012.

Peñoles (Minera Peñoles & Fresnillo PLC) also holds numerous concessions in the Guanajuato district but they are not currently producing.

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Figure 23-1 Major land positions held in the Guanajuato mining district.

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24.0	OTHER RELEVANT DATA AND INFORMATION

Endeavour Silver completed this Technical Report in February 2015 on the Bolañitos property titled “NI 43-101 Technical Report Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico”. This report summarizes all relevant work and data completed as of December 31, 2014 by, or on behalf of Endeavour Silver. The report describes the development of the mineral resources and mining reserves, describes the mining methods, processing plants and economics of the Guanajuato Mines Project based on an estimate of costs and metal prices.

To the knowledge of the QP, there is no other relevant data and other information regarding the Bolañitos property that has not already been discussed in the appropriate sections of this report.

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25.0	INTERPRETATION AND CONCLUSIONS

25.1	Interpretation

Endeavour Silver’s Bolañitos Mines Project has an extensive mining history with well-known silver and gold bearing vein systems. Ongoing exploration has continued to demonstrate the potential for the discovery of additional resources at the project and within the district surrounding the mine.

With the exception of Probable Reserves, Reserves and Resources in 2014 are down from 2013. Probable Reserves increased significantly due to the conversion of resources in La Luz Sur. Exploration has been unable to keep up with the increased mining production rates. In 2015 extra effort will placed on exploration in the Bolañitos Mines Property.

Outside of the currently known reserve/resource areas, the mineral exploration potential for the Bolañitos Project is considered to be very good. Parts of the known vein splays beyond the historically mined areas also represent good exploration targets for additional resource tonnage. The concession areas contain many veins and the QP considers there to be reasonable potential of discovering new veins and splays besides those that are currently mapped.

Since Endeavour took control of the Bolañitos Mines Property, new mining areas have enabled Endeavour Silver to increase production by providing additional sources of mill feed. Furthermore, Endeavour Silver has continued to implement measures in a number of areas which have culminated in six consecutive years of increased production.

In 2014 Bolañitos produced 2,396,179 oz of silver and 37,108 oz of gold. Plant throughput was 567,873 tonnes at an average grade of 148 g/t silver and 2.36 g/t gold. Mill recoveries averaged 88.5% for silver and 86.2% for gold.

Risks associated with the current resources and reserves include lost revenue due to negative variances in reserve grade and metal prices used to classify resources. A substantial drop in metal price could have a large impact on resources and recoverable reserves.

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25.1.1	October 31, 2014 Mineral Resource Estimate

The mineral resources for the Bolañitos Mines Project, as of October 31, 2014, are summarized in Table 25-1.

Table 25-1
Mineral Resource Estimate, Effective Date October 31, 2014
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Measured	66,300	128	1.59	271,500	3,300	508,500
Indicated	1,045,300	112	1.97	3,765,700	66,300	8,409,500
Total Measured and Indicated	1,111,600	113	1.95	4,037,200	69,600	8,918,000

Total Inferred	1,936,700	138	1.45	8,576,100	90,400	14,903,600

25.1.2	October 31, 2014 Mineral Reserve Estimate

The mineral reserves for the Bolañitos Mines project as of October 31, 2014 are summarized in Table 25-2.

Table 25-2
Mineral Reserve Estimate, Effective Date October 31, 2014
Michael Munroe, SME Registered Member

Description	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Proven	333,800	142	2.13	1,521,100	22,800	2,889,100
Probable	360,500	118	3	1,374,500	31,700	3,276,500
Total Proven and Probable	694,300	130	2.44	2,895,600	54,500	6,165,600

25.2	Conclusions

The QP considers the Bolañitos resource and reserve estimates presented here to conform to the current CIM standards and definitions for estimating resources and reserves, as required under NI 43-101 “Standards of Disclosure for Mineral Projects.” These resources and reserves form the basis for Endeavour Silver’s ongoing mining operations at the Bolañitos Mines Project.

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The QP is unaware of any significant technical, legal, environmental or political considerations which would have an adverse effect on the extraction and processing of the resources and reserves located at the Bolañitos Mines Project. Mineral resources which have not been converted to mineral reserves, and do not demonstrate economic viability, shall remain mineral resources.

The QP considers that the mineral concessions in the Bolañitos mining district controlled by Endeavour Silver continue to provide prospective targets both along strike and down dip of existing mineralization, and that further resources could be converted into reserves with additional exploration and development especially on the southern La Luz structure currently being explored.

Therefore, the QP is of the belief that with Endeavour’s continued commitment to regional exploration within the district, the potential for the discovery of deposits of similar character and grade, as those that are currently in operation, along with those past producers remains relatively optimistic.

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26.0	RECOMMENDATIONS

26.1	Budget for Further Work

Exploration in the Bolañitos District is ongoing. Endeavour’s exploration programs have been successful over the past several years outlining several new resources of which the Milache resource is the most recent.

For 2015, the Regional Exploration will be focused on the evaluation of the Bolañitos South veins area.

Detailed mapping and sampling activities will be conducted on the Bolañitos North and South areas.

Table 25-1 summarized the planned 2015 exploration budget for the Bolañitos Project.

Table 26-1
2015 Bolañitos Exploration Priority Targets

Project Area	2015 Program		Budget
	Metres	Samples	US $
Surface Exploration Drilling
La Joya South	2,500	700	526,800
Siglo XX	2,500	700	526,800
Subtotal	5,000	1,400	1,053,600
Mine Operations Exploration Drilling
Mine Exploration	2,000	650	415,700
Subtotal	2,000	650	415,700

Total (mine +exploration division)	7,000	2,050	1,469,300

26.1.1	Surface Exploration Program

The 2015 surface exploration program is planned to include 5,000 m of core in the majority of those metres will test areas close to current operations in the Bolañitos South veins area (La Joya and Siglo XX). Budgeted cost of the program is US $; 1.05 million (Table 26-1).

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26.1.2	Underground Exploration Program

The 2015 underground exploration program is planned to include 2,000 m of core. Budgeted cost for the program is US $416 thousand (Table 26-1).

26.1.3	Comments on Further Work

The QP has reviewed the proposal for further exploration on the Bolañitos Mines Property and recommends that that the programs be carried out as planned.

26.2	Geology, Block Modeling, and Mineral Resources

The QP suggests that as more complex geology is encountered, Endeavour continue to improve geologic modeling methods and as a result, improve resource estimation.

The QP recommends that Endeavour continue to use trained and dedicated staff for resource modelling. The QP recommends that modelling parameters and procedures be regularly reviewed to develop better estimation plans.

26.3	Further Recommendations

The QP recommends that Endeavour continue to develop an effective reconciliation plan for the Bolañitos Mines Project. Stope-by-stope reconciliations are difficult in mines where material from different stopes or even mines is regularly mixed. However, reconciliation of ore mined and milled on a long-term basis to the resource model and the LOM can be useful tools. Reconciliation to production data can be used in the calibration of future resource models.

The QP recommends that mine geology reactivate the collection of representative samples of the various types of wall rock dilution and ore types for bulk density determinations especially as new veins are discovered and subsequently developed.

The QP recommends that Endeavour look for appropriate standards for use in the Bolañitos Lab and discontinue the use of standards with reproducibility problems.

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The QP recommends the continued use of SRMs that are certified for both gold and silver and discontinue the use of gold only SRM’s.

The QP recommends that geology send check assays to an independent lab for analysis.

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27.0	REFERENCES

Aranda-Gómez, J.J., & McDowell, F.W. (1998). Paleogene extension in the southern Basin and Range province of Mexico: Syndepositional tilting of Eocene red beds and Oligocene volcanic rocks in the Guanajuato Mining District. International Geology Review, 40(2), 116-134.

Berger, B.R., and P.I. Emmons, (1983). Conceptual models of epithermal precious metal deposits, in Shank, W.C., ed., Cameron Volume on Unconventional Mineral Deposits, New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, 191-205.

Buchanan, L.J. (1980). Ore controls of vertically stacked deposits, Guanajuato, Mexico. American Institute of Mining Engineers, 80-82.

Buchanan, L.J. (1981). Precious metal deposits associated with volcanic environments in the southwest. Arizona Geological Society Digest, 14, 237-262.

Caárdenas, V.J., & Consejo de Recursos Minerales (Mexico). (1992). Geological-mining monograph of the state of Guanajuato. Pachuca, Hdgo., México: Consejo de Recursos Minerales., p.186

Cerca Martínez, L.M., Aguirre Díaz, G. D. J., & Lopez Martínez, M. (2000). The geologic evolution of the southern Sierra de Guanajuato, Mexico: a documented example of the transition from the Sierra Madre Occidental to the Mexican Volcanic Belt. International Geology Review, 42(2), 131-151.

Chiodi, M., Monod, O., Busnardo, R., Gaspard, D., Sánchez, A., & Yta, M. (1988). Une discordance ante albienne datée par une fauned'Ammonites et de Brachiopodes de type téthysien au Mexique central. Geobios, 21(2), 125-135.

Clark, K.F., (1990). Ore Deposits of the Guanajuato District, Mexico, Mexico Silver Deposits, Society of Economic Geologists, Guidebook Series Volume 6, pp 201 to 211.

Corbett, G.J., Leach, T.M. (1996). Southwest Pacific Rim gold - copper systems: structure, alteration and mineralization. Workshop manual, 185 p.

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Dávila-Alcocer, V. M., & Martínez-Reyes, J. (1987). Una edad cretácica para las rocas basales de la Sierra de Guanajuato. In Simposio sobre la Geología de la Sierra de Guanajuato, Programa y Resúmenes: México, DF, Universidad Nacional Autónoma de México, Instituto de Geología (pp. 19-20).

Edwards, D.J., (1955). Studies of some early Tertiary red conglomerates of central Mexico: U.S. Geological Survey, Professional Paper 264-H, p. 153-185.

Gross, W.H., (1975). New ore discovery and source of silver-gold veins, Guanajuato, Mexico: Economic Geology, v. 70, p. 1 175-1 189.

Hollister, F.V. (1985). Discoveries of epithermal precious metal deposits: AIME, Case histories of mineral discoveries, V. 1, pp. 168

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2009). NI 43-101 Technical Report, Audit of the Resource and Reserves for the Guanajuato Mines Project, Guanajuato State, Mexico, 163 p.

Lewis, W.J., Murahwi, C., Leader, R.J. and San Martin, A.J., (2010). NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 162 p.

Lewis, W. J., Murahwi, C., and Leader, R. J. (2011). NI 43-101 Technical Report, Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 160 p.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2012). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico, 216 p.

Lewis, W.J., Murahwi, C. and San Martin, A.J., (2013). NI 43-101 Technical Report on the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico.

Martin, P.F., (1906). Mexico's Treasure-House (Guanajuato); An Illustrated and Descriptive Account of the Mines and Their Operations in 1906, 259 p.

Munroe, M.J. (2014). NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico

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Moncada, D. and Bodnar, R.J. (2012a). Fluid Inclusions and Mineral Textures in Samples from the Cebada Project Area, Guanajuato, Mexico, Private Company Report, p. 29.

Moncada, D. and Bodnar, R.J. (2012b). Identification of Target Areas for Exploration in the La Luz area, Guanajuato, Mexico, Based on Fluid Inclusions and Mineral Textures, Private Company Report, p. 30.

Moncada, D., Bodnar, R.J., Reynolds, T.J., Nieto, A., Vanderwall, W., & Brown, R. (2008). Fluid inclusion and mineralogical evidence for boiling in the epithermal silver deposits at Guanajuato, Mexico., Ninth Pan American Conference on Research on Fluid Inclusions, Reston, Virginia, USA, H. E. Belkin, ed., p. 41.

Morley, C and Moller, R, 2005. Iron ore mine reconciliation – A case study from Sishen Iron Ore Mine, South Africa, in Proceedings Iron Ore 2005, pp 311-318 (The Australasian Institute of Mining and Metallurgy: Melbourne).

Nieto-Samaniego, A.F., Macías-Romo, Consuelo, and Alaniz-Alvarez, S.A., (1996). Nuevas edades isotópicas de la cubierta volcánica cenozoica de la parte meridional de la Mesa Central, México: Revista Mexicana de Ciencias Geológicas, v. 13, no. 1, p. 117–122.

Parrish, I.S. (1997). Geologist's Gordian Knot: To cut or not to cut. Mining Engineering, 49(4), 45-49.

Randall, J.A., Saldaña, A. E., & Clark, K.F. (1994). Exploration in a volcano-plutonic center at Guanajuato, Mexico. Economic Geology and the Bulletin of the Society of Economic Geologists, 89(8), 1722-1751.

Reyes, J.M., & Nieto-Samaniego, A.F. (1990). Efectos geológicos de la tectónica reciente en la parte central de México. Revista mexicana de ciencias geológicas, 9(1), 33-50.

Salas, G.P. (1991). Economic Geology, Mexico, Volume P-3 of the Geology of North America. The Decade of North American Geology Project series by The Geological Society of America, Inc., 438 p.

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Sinclair, A.J., & Blackwell, G.H. (2002). Applied mineral inventory estimation. Cambridge University Press.

Schofield, N. A. (2001). The myth of mine reconciliation. Mineral Resource and Ore Reserve Estimation – The AusIMM Guide to Good Practice (ed: A C Edwards) (pp. 601-610). Melbourne: The Australasian Institute of Mining and Metallurgy.

Southworth, J. R. (1905). Las minas de México (edición ilustrada): Historia, geologia, antigua mineria y descripcioán general de los estados mineros de la Repuáblica mexicana. En español é inglés. Tomo IX., octubre, 1905. Pub. bajo la autorizacioán del gobierno, por J.R. Southworth. Liverpool, Eng: Printed for the author by Blake & Mackenzie. 260 p.

SRK Consulting, (2008). NI 43-101 Technical Report for the Guanajuato Mines Project, Guanajuato State Mexico, Prepared for Endeavour Silver Corp, 75 p.

Telluris Consulting (2008). Structural Review of the Deposits of the Northern Guanajuato District, Mexico, Field Visit Conclusions 03-08 prepared for Endeavour Silver Corp. 23 p.

Thompson, J.E., (2007). Grade & Dilution Control (with commentary on Development, Mining Methods and Backfill), private company report on Guanajuato Mines Project for Endeavour Corp.

Williams, A., (1905). The Romance of Mining: Containing Interesting Descriptions of the Methods of Mining for Minerals in All Parts of the World. CA Pearson, Limited, 400p.

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28.0	CERTIFICATES

CERTIFICATE OF QUALIFIED PERSON

I, Michael Munroe SME-RM, am employed as Geologist with Endeavour Silver Corp. of Vancouver, British Columbia, Canada.

This certificate applies to the technical report titled “NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project Guanajuato State Mexico” effective October 31, 2014 and dated February 25, 2015 (the “technical report”).

I am a Registered Member of the Society for Mining, Metallurgy, and Exploration (SME, #4151306RM).

I graduated from the Acadia University, Nova Scotia, Canada, with a Bachelors of Science with Specialization (B.Sc.S) degree in Geology in 1989. I have completed the Citation Program in Applied Geostatistics at the Centre for Computational Geostatistics (CCG) at the University of Alberta in 2006 followed by a Master of Science degree in Mining Engineering (Geostatistics) in 2012.

With the exception of my time at the University of Alberta (2007-2008) obtaining my Masters degree, I have practiced my profession continuously since 1986. I have been directly involved in narrow vein gold and silver exploration and mining operations in Canada, Mexico, United States, and Venezuela.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

I visited the Bolañitos Property on a regular basis during 2014. I last visited the property on February 10, 2015 for 1 day.

I am responsible for all sections of the technical report.

I am not independent of Endeavour Silver Corp. as independence is described in Section 1.5 of NI 43-101.

I have been involved with the Bolañitos Property since November 2012 performing geological and numerical model review and validation.

I have read NI 43–101 and the technical report has been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated: February 25, 2015

“Signed and sealed”
______________________________

Michael Munroe, SME-RM

Endeavour Silver Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8 Phone: (604) 685-9775 Fax: (604) 685-9744	www.edrsilver.com

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DATE AND SIGNATURE PAGE

The effective date of this Technical Report entitled “NI 43-101 Technical Report Resource and Reserve Estimates for the Bolañitos Mines Project, Guanajuato State, Mexico” is October 31, 2014.

On behalf of Endeavour Silver Corp.

“Michael J. Munroe”
___________________________

Michael J. Munroe, SME-RM

Geology Manager

Endeavour Silver Corp

Dated: February 25, 2015

Endeavour Silver Corp. 301-700 West Pender Street Vancouver, BC V6C 1G8 Phone: (604) 685-9775 Fax: (604) 685-9744	www.edrsilver.com

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